SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 1)*

                       Universal Compression Holdings, Inc.
                               (Name of Issuer)

                  Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  913431-10-2
                                (CUSIP Number)

                              Andre Weiss, Esq.
                          Schulte Roth & Zabel, LLP
                         900 Third Avenue, 19th Floor
                           New York, New York 10022
                                (212) 756-2000
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                 November 2, 2000
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  913431-10-2                13D                 Page 2 of 121 Pages
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS          Castle Harlan, Inc.
          I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS (ENTITIES ONLY)
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **   00

-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

-----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER          0

SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER        5,208,468

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER     0

REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER   3,033,939
-----------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON           0

-----------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [x]
-----------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)            0.0%
-----------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **   CO

-----------------------------------------------------------------------------
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  913431-10-2               13D                 Page 3 of 121 Pages
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS           John K. Castle
          I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS (ENTITIES ONLY)
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **   00

-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION   United States

-----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER          393,347

SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER        5,281,527

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER     90,909

REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER   3,064,565
-----------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON           110,358

-----------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [x]
-----------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)              0.1%
-----------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **   IN

-----------------------------------------------------------------------------
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  913431-10-2               13D                 Page 4 of 121 Pages
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS            Leonard M. Harlan
          I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS (ENTITIES ONLY)
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **   00

-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION   United States

-----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER          35,935

SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER        0

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER     35,935

REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER   0
-----------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON   35,935

-----------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [X]
-----------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)             0.0%
-----------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **   IN

-----------------------------------------------------------------------------
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  913431-10-2               13D                 Page 5 of 121 Pages
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS            Taunus Corporation
          I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS (ENTITIES ONLY)
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **   N/A

-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

-----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER          155,314

SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER        535,269

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER     155,314

REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER   535,269
-----------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON           690,583

-----------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)              5.2%
-----------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **   IN

-----------------------------------------------------------------------------
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  913431-10-2              13D                Page 6 of 121 Pages


Item 1.   Security and Issuer.
         -------------------

         Item 1 is hereby amended and restated in its entirety as follows:

         The Schedule 13D filed on May 30, 2000 by the Reporting Persons (as defined below) relating to the Common Stock, par value $0.01 per share (the "Shares"), issued by Universal Compression Holdings, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 4440 Brittmoore Road, Houston, Texas 77041, is hereby amended by this Amendment No. 1 to the Schedule 13D.

Item 2.   Identity and Background.
          -----------------------

          Subsections (a)(xi) through (a)(xxxiii) of Item 2 are hereby amended and restated as follows:

             (xi) Castle Harlan, Inc. ("CHI"), a Delaware corporation, in connection with Shares owned directly by CHP III, CH Offshore, CH Affiliates and the Co-Investors;

             (xii) Castle Harlan Partners III, G.P., Inc. ("CHPGP"), a Delaware corporation, in connection with the Shares owned directly by CHP III, CH Offshore, CH Affiliates and the Co-Investors;

             (xiii) William M. Pruellage, in connection with Shares owned by him;

             (xiv) Sylvia Rosen, in connection with Shares owned directly by her;

             (xv) Howard Weiss, in connection with Shares owned directly by him;

             (xvi) the Marc A. Weiss 1994 Trust (the "Marc Trust"), in connection with Shares owned directly by it;

             (xvii) the Michael D. Weiss 1994 Trust (the "Michael Trust"), in connection with shares owned directly by it;

             (xviii) Marcel Fournier, in connection with Shares owned through Tucker Anthony Inc., Custodian FBO/Marcel Fournier, IRA-R ID# 04-256629;

             (xix) Leonard M. Harlan, in connection with Shares owned directly by him;

             (xx) Samuel Urcis, in connection with Shares owned directly by him;

CUSIP No.  913431-10-2              13D                Page 7 of 121 Pages


             (xxi) David H. Chow, in connection with Shares owned directly by him;

             (xxii) Jeffrey M. Siegal, in connection with Shares owned directly by him;

             (xxiii) William J. Lovejoy, in connection with Shares owned directly by him;

             (xxiv) John Peter Laborde, in connection with Shares owned directly by him;

             (xxv) Cliffe Floyd Laborde, in connection with Shares owned directly by him;

             (xxvi) Gary Lee Laborde, in connection with Shares owned directly by him;

             (xxvii) John Peter Laborde, Jr., in connection with Shares owned directly by him;

             (xxviii) John Tracy Laborde, in connection with Shares owned directly by him;

             (xxix) Mary Adrienne Laborde Parsons, in connection with Shares owned directly by her;

             (xxx) Castle Harlan Offshore Partners, L.P. ("CH Offshore"), a Delaware limited partnership, in connection with Shares owned directly by it;

             (xxxi) Castle Harlan Affiliates III, L.P. ("CH Affiliates"), a Delaware limited partnership, in connection with Shares owned directly by it;

             (xxxii) Branford Castle Holdings, Inc. ("Branford"), a Delaware corporation, in connection with Shares owned directly by it;

             (xxxiii) Frogmore Forum Family Fund, LLC ("Frogmore"), in connection with Shares owned directly by it; and

             (xxxiv) John K. Castle, in connection with Shares owned (A) directly by him, (B) by CHI, CHP III, CH Offshore, CH Affiliates, Branford, Frogmore, the Marc Trust, the Michael Trust, Messrs. Urcis, Pruellage, Weiss, Fournier, Chow, Siegal and Lovejoy and Ms. Rosen (collectively, the "CH Group"), (C) by the Co-Investors and (D) by John P. Laborde, Cliffe F. Laborde, Gary L. Laborde, John T. Laborde, John P. Laborde, Jr. and Mary Adrienne Laborde Parsons (collectively, the "Labordes").

CUSIP No.  913431-10-2              13D              Page 8 of 121 Pages

Item 3.   Source and Amount of Funds and Other Consideration.
          --------------------------------------------------

          The second paragraph of Item 3 is hereby amended by adding the following sentence to the end of such paragraph:

          On August 9, 2000, CHI distributed its Shares to Messrs. Castle and Harlan.

Item 4.   Purpose of the Transaction.
         ---------------------------

         Item 4 is hereby amended by adding the following paragraphs immediately after the first paragraph:

         On October 23, 2000 CHP III, CH Offshore, CH Affiliates, and John K. Castle, individually and as a voting trustee (collectively the "CH Parties"), entered into a Stockholders' Agreement, dated as of October 23, 2000 (the "Stockholders' Agreement"), among WEUS Holdings, Inc., a Delaware corporation ("WEUS"), the Issuer, CHP III, CH Offshore, CH Affiliates, and John K. Castle, a copy of which is attached hereto as Exhibit 5.

         The Stockholders' Agreement obligates the CH Parties to, among other things, vote in favor of (i) the Agreement and Plan of Merger, dated as of October 23, 2000 (the "Merger Agreement"), among Enterra Compression Company, a Delaware corporation ("Enterra"), WEUS, Weatherford International, Inc., a Delaware corporation, and the parent of WEUS ("Weatherford"), the Issuer and Universal Compression, Inc., a Texas corporation and a direct wholly-owned subsidiary of Issuer ("Merger Subsidiary"), a copy of which is attached hereto as Exhibit 6, and (ii) the transactions contemplated by the Merger Agreement.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The first paragraph of Section (a) of Item 5 is hereby amended, in its entirety, as follows:

         (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based upon the 13,260,021 Shares issued and outstanding as of August 4, 2000 as reflected in the Issuer's 10-Q filed August 14, 2000.

         Subsections (a)(v), (a)(xxiv), (a)(xxv), (a)(xxx) and (a)(xxxiii) of
Item 5 are hereby amended and restated, in their entirety, as follows:

         (v) DBCP SBIC owns directly 525,269 Shares constituting approximately 4.0% of the shares outstanding. Each of Taunus, DBCP Inc., DBCP L.P. and DBCP L.L.C. may be deemed to be the beneficial owner of the Shares owned by DBCP SBIC. In addition other subsidiaries of Taunus own 155,314 Shares, which are not subject to the Voting Agreement.

CUSIP No.  913431-10-2              13D               Page 9 of 121 Pages

         (xxiv) Mr. Harlan owns directly 55,175 Shares, constituting less than one percent of the shares outstanding.

         (xxv) CHI owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, CHI may be deemed to beneficially own 5,208,468 Shares, constituting approximately 39.3% of the shares outstanding, of which 2,936,718 Shares are owned by CHP III, 48,142 Shares are owned by CH Offshore, 49,079 Shares are owned by CH Affiliates and 2,174,529 Shares CHP III may direct the voting of pursuant to the Voting Agreement, dated as of February 20, 1998 (the "Voting Agreement"), as amended, among the Issuer, CHP III and the Co-Investors. CHI disclaims beneficial ownership of those Shares other than those owned directly by it.

         (xxx) CHP III owns directly 2,936,718 Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, CHP III may be deemed to beneficially own 5,111,247 Shares, constituting approximately 38.6% of the shares outstanding, of which 535,269 Shares are owned directly by Bell Atlantic, 535,269 Shares are owned directly by First Union, 535,269 Shares are owned directly by DB, 535,269 Shares are owned directly by DuPont and 33,453 shares are owned directly by Brown. CHP III disclaims beneficial ownership of those Shares other than those owned directly by it.

         (xxxiii) Mr. Castle owns directly 90,909 Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, CHP III may be deemed to beneficially own 5,494,874 Shares, constituting approximately 41.4% of the shares outstanding, of which (A) 2,936,718 Shares are owned directly by CHP III, (B) 2,174,529 Shares CHP III may direct the voting of pursuant to the Voting Agreement, (C) 225,820 Shares that Mr. Castle serves as voting trustee pursuant to the Voting Trust Agreement, dated as of February 20, 1998 (the "First Voting Trust Agreement"), among the Issuer, the CH Group (other than CHP III and CHI) and John K. Castle, as voting trustee, and (D) 66,898 Shares that Mr. Castle serves as voting trustee pursuant to the Voting Trust Agreement, dated as of December 1, 1998 (the "Second Voting Trust Agreement"), among the Issuer, the Labordes and John K. Castle, as voting trustee. Mr. Castle disclaims beneficial ownership of all such Shares, except as to Shares representing his pro rata interest in, and interest in the profits of, CHP III, CH Offshore, CH Affiliates, Frogmore and Branford.

         The fifth paragraph of Section (b) of Item 5 is hereby deleted in its entirety.

         The seventh paragraph of Section (b) of Item 5 is hereby amended and restated in its entirety as follows:

          Each of Messrs. Fournier, Pruellage, Urcis, Chow, Siegal and Lovejoy, Ms. Rosen, the Marc Trust and the Michael Trust has the power to dispose of the Shares directly owned by it, him or her, but have entered into the First Voting Trust Agreement which permits Mr. Castle to vote their Shares.

CUSIP No.  913431-10-2              13D               Page 10 of 121 Pages


         Section (c) of Item 5 is hereby amended and restated as follows:

         (c) The trading, dates, number of Shares purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to October 29, 2000 until the date of this filing by the Reporting Persons are as follows: None.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.
         ----------------------------------------

         Section (a) of Item 6 is amended by adding the following sentence to its end:

         As of August 9, 2000, Shares directly held by Mr. Harlan were exempt from the First Voting Trust Agreement.

         Item 6 is further amended by adding the following Section (d):

         (d) CHPIII, CH Offshore, CH Affiliates and John K. Castle are the Reporting Persons party to the Stockholders' Agreement.

         The last paragraph of Item 6 is hereby amended and restated, in its entirety, as follows:

         Each of the First Voting Trust Agreement, the Second Voting Trust Agreement, the Voting Agreement, the Stockholders' Agreement and the Merger Agreement filed as an exhibit to this Statement, is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Item 7 is hereby amended by adding the following paragraphs:

     5. Stockholders' Agreement, dated as of October 23, 2000, among WEUS, the Issuer, CHP III, Offshore, CH Affiliates and John K. Castle.

     6. Agreement and Plan of Merger, dated as of October 23, 2000, among Enterra, WEUS, Weatherford, the Issuer and the Merger Subsidiary.

                              *    *    *

     This Statement is being filed on behalf of all of the members of the group other than Bell Atlantic and BAAMCO. Castle Harlan, Inc. has no authority to file on behalf of Bell Atlantic and BAAMCO.

CUSIP No.  913431-10-2             13D                 Page 11 of 121 Pages

                                Signatures

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 2000


                                         /s/  John K. Castle
                                        ------------------------------------
                                         JOHN K. CASTLE

                                         MELLON BANK, N.A., AS TRUSTEE FOR
                                         THE BELL ATLANTIC MASTER TRUST,
                                         AS DIRECTED BY BELL ATLANTIC
                                         CORPORATION


                                         By:
                                             -------------------------------

                                         FIRST UNION CAPITAL PARTNERS, INC.


                                         By:  /s/ James C. Cook
                                             -------------------------------

                                         FIRST UNION NATIONAL BANK


                                         By:  /s/ James C. Cook
                                             -------------------------------


                                         FIRST UNION CORPORATION


                                         By:  /s/ James C. Cook
                                             -------------------------------

                                         DB CAPITAL PARTNERS SBIC, L.P.

                                         By:  DB Capital Partners, L.L.C.,
                                              its General Partner

CUSIP No.  913431-10-2               13D              Page 12 of 121 Pages

                                         By:  DB Capital Partners, L.P.,
                                              its Managing Member

                                         By:  DB Capital Partners, Inc.,
                                              its General Partner


                                              /s/ Charles Ayres,
                                            -------------------------------

                                         TAUNUS CORPORATION


                                         By:  /s/ James T. Byrne, Jr.
                                            -------------------------------

                                         DB CAPITAL PARTNERS, INC.


                                         By:  /s/Charles Ayres
                                            -------------------------------

                                         DB CAPITAL PARTNERS, L.P.

                                         By:  DB Capital Partners, Inc.,
                                              its General Partner


                                         By:  /s/ Charles Ayres
                                            -------------------------------

                                         DB CAPITAL PARTNERS, L.L.C.


                                         By:  DB Capital Partners, L.P.
                                              its Managing Member

                                         By:  DB Capital Partners, Inc.,
                                              its General Partner


                                         By:  /s/ Charles Ayres
                                             -------------------------------

                                         STATE STREET BANK AND TRUST COMPANY,
                                         AS TRUSTEE OF DUPONT PENSION TRUST


                                         By:  /s/Thomas C. Poppey, as VP
                                             -------------------------------

CUSIP No.  913431-10-2              13D                Page 13 of 121 Pages


                                         BROWN UNIVERSITY THIRD CENTURY FUND

                                         By:  /s/Jonathan L. Shear
                                             -------------------------------
                                              Jonathan L. Shear, Treasurer

                                         CASTLE HARLAN PARTNERS III, L.P., by
                                         Castle Harlan, Inc., its investment
                                         manager


                                         By:  /s/ Howard Weiss
                                             -------------------------------

                                         CASTLE HARLAN ASSOCIATES III, L.P.,
                                         by Castle Harlan Partners II, G.P.,
                                         Inc., its general partner


                                         By:  /s/ Howard Weiss
                                             -------------------------------

                                         CASTLE HARLAN PARTNERS III, G.P.,
                                         INC.


                                         By:  /s/ Howard Weiss
                                             -------------------------------

                                         /s/ William M. Pruellage
                                        ------------------------------------
                                         WILLIAM M. PRUELLAGE

                                         /s/ Sylvia Rosen
                                        ------------------------------------
                                         SYLVIA ROSEN

                                         /s/ Howard Weiss
                                        ------------------------------------
                                         HOWARD WEISS

                                         /s/ Marcel Fournier
                                        ------------------------------------
                                         MARCEL FOURNIER

                                         /s/ Samuel Urcis
                                        ------------------------------------
                                         SAMUEL URCIS

CUSIP No.  913431-10-2             13D                Page 14 of 121 Pages


                                         /s/ David H. Chow
                                        ------------------------------------
                                         DAVID CHOW

                                         /s/ Jeffrey M. Siegal
                                        ------------------------------------
                                         JEFFREY M. SIEGAL

                                         /s/ William J. Lovejoy
                                        ------------------------------------
                                         WILLIAM J. LOVEJOY

                                         /s/ John Peter Laborde
                                        ------------------------------------
                                         JOHN PETER LABORDE

                                         /s/ Cliffe Floyd Laborde
                                        ------------------------------------
                                         CLIFFE FLOYD LABORDE

                                         /s/ Gary Lee Laborde
                                        ------------------------------------
                                         GARY LEE LABORDE

                                         /s/ John Peter Laborde, Jr.
                                        ------------------------------------
                                         JOHN PETER LABORDE, JR.

                                         /s/ John Tracy Laborde
                                        ------------------------------------
                                         JOHN TRACY LABORDE

                                         /s/ Mary Adrienne Laborde Parsons
                                        ------------------------------------
                                         MARY ADRIENNE LABORDE PARSONS

                                         THE MARC A. WEISS 1994 TRUST

                                         By:  /s/ Eli Feit, Trustee
                                             -------------------------------

                                         THE MICHAEL D. WEISS 1994 TRUST

                                         By:  /s/ Eli Feit, Trustee
                                             -------------------------------

                                         CASTLE HARLAN, INC.

                                         By:  /s/ Howard Weiss, CFO
                                             -------------------------------

CUSIP No.  913431-10-2             13D                Page 15 of 121 Pages


                                         BRANFORD CASTLE HOLDINGS, INC.

                                         By:  /s/ John Castle, President
                                             -------------------------------

                                         /s/ Leonard M. Harlan
                                        ------------------------------------
                                         LEONARD M. HARLAN

                                         CASTLE HARLAN OFFSHORE PARTNERS III,
                                         L.P., by Castle Harlan, Inc., its
                                         investment manager


                                         By:  /s/ Howard Weiss, CFO
                                             -------------------------------

                                         CASTLE HARLAN AFFILIATES III, L.P.,
                                         by Castle Harlan, Inc., its
                                         investment manager


                                         By:  /s/ Howard Weiss, CFO
                                             -------------------------------

                                         FROGMORE FORUM FAMILY FUND, LLC


                                         By:  /s/ Howard Weiss, Manager
                                             -------------------------------

                                         BELL ATLANTIC ASSET MANAGEMENT CO.


                                         By:
                                             -------------------------------

CUSIP No.  913431-10-2              13D               Page 16 of 121 Pages


                                 EXHIBIT INDEX

                       Description of                       Location of
Exhibit Number         Document                             Exhibit


      5                Stockholders'                        Page 17 of 121
                       Agreement, dated                          --    ---
                       as of October 23,
                       2000, among WEUS,
                       CHP III, Offshore,
                       CH Affiliates and
                       John K. Castle

      6                Agreement and Plan                   Page 33 of 121
                       of Merger, dated                          --    ---
                       as of October 23,
                       2000, among Enterra,
                       WEUS, Weatherford,
                       the Issuer, and the
                       Merger Subsidiary

CUSIP No.  913431-10-2              13D               Page 17 of 121 Pages


                                   EXHIBIT 5


                            STOCKHOLDERS' AGREEMENT


      This STOCKHOLDERS' AGREEMENT (the "Agreement"), dated as of October 23, 2000, is among WEUS Holdings, Inc., a Delaware corporation ("WEUS"), Universal Compression Holdings, Inc., a Delaware corporation ("Universal"), Castle Harlan Partners III, L.P., a Delaware limited partnership ("CHPIII"), Castle Harlan Offshore Partners III, L.P., a Delaware limited partnership ("Offshore"), Castle Harlan Affiliates III, L.P., a Delaware limited partnership ("CH Affiliates"), and John K. Castle, an individual ("Castle" and, together with CHPIII, Offshore, and CH Affiliates, the "Stockholders").

                             W I T N E S S E T H:

      WHEREAS, WEUS owns all of the outstanding capital stock of Enterra Compression Company, a Delaware corporation (the "Company"); and

      WHEREAS, the Company owns a 1% general partner interest in Weatherford Enterra Compression Company, L.P., a Delaware limited partnership (the "Limited Partnership"), and Enterra Compression Investment Company, a Delaware corporation and a wholly owned subsidiary of the Company ("ECIC"), owns a 99% limited partner interest in the Limited Partnership; and

      WHEREAS, the Limited Partnership owns 64% of the outstanding member interests of Weatherford Global Compression Holding, L.L.C., a Delaware limited liability company (the "General Partner"); and

      WHEREAS, ECIC owns 64% of the outstanding capital stock of Weatherford Global Compression Services Ltd., an Alberta, Canada corporation ("WGCS"); and

      WHEREAS, Global Compression Services, Inc. ("GC"), an indirect wholly owned subsidiary of General Electric Capital Corporation, a New York corporation ("GE Capital"), owns the remaining (i) 36% of the outstanding capital stock of WGCS and (ii) 36% of the outstanding member interests of the General Partner; and

      WHEREAS, the General Partner is the sole general partner, and the Limited Partnership and GC are the sole limited partners, of Weatherford Global Compression Services, L.P., a Delaware limited partnership (the "Partnership"), and the partner interests of the General Partner, the Limited Partnership and GC as partners of the Partnership are 1%, 63.36%, and 35.64%, respectively; and

      WHEREAS, Weatherford (defined below), WEUS, the Company, GC, and GE Capital have entered into a Purchase Agreement (the "GC Purchase Agreement") pursuant to which the Company will purchase the interests of GC in the

CUSIP No.  913431-10-2              13D               Page 18 of 121 Pages


General Partner, the Partnership, and WGCS immediately prior to the Merger (as hereinafter defined); and

      WHEREAS, Weatherford International, Inc., a Delaware corporation and the parent of WEUS ("Weatherford"), WEUS, the Company, Universal, and Universal Compression, Inc. ("UCI") have entered into an Agreement and Plan of Merger, dated of even date herewith (the "Merger Agreement"), pursuant to which the Company will be merged with and into UCI with UCI as the surviving corporation of the merger (the "Merger"); and

      WHEREAS, pursuant to the Merger, all of the outstanding capital stock of the Company owned by WEUS will be converted into the right to receive a total of 13,750,000 newly issued shares of common stock, par value $0.01 per share, of Universal ("Universal Common Stock"), subject to adjustment as provided in the Merger Agreement; and

      WHEREAS, the Merger is to be effected after the conditions to consummation thereof set forth in the Merger Agreement have been satisfied or waived, which conditions include, among other things, approval by Universal's stockholders of the issuance by Universal of the Universal Common Stock to be issued in the Merger, as required by the applicable rules of the New York Stock Exchange; and

      WHEREAS, the Stockholders (i) are the record owners of 3,124,848 shares of Universal Common Stock, (ii) have the power to vote an additional 195,497 shares of Universal Common Stock pursuant to the Voting Trust (as hereinafter defined), and (iii) have the power to cause other holders of 2,174,529 shares of Universal Common Stock to vote pursuant to the Voting Agreement (as hereinafter defined (collectively, (i), (ii), and (iii) represent 5,494,874 shares of Universal Common Stock, hereinafter referred to as the "Existing Shares"); and

      WHEREAS, in order to induce Weatherford, WEUS, and the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, the Stockholders are willing to enter into this Agreement in order to provide for, among other things, (i) the obligations of the Stockholders to vote, or cause the record or beneficial owner of the Shares (as defined in Section 1(a)) to vote, the Shares (other than Shares subject to unexercised options) (the "Voting Shares") in the manner specified herein and, in connection therewith, to grant a proxy with respect to the Voting Shares, and
(ii) certain restrictions on the sale, conveyance, or transfer of the Shares by the Stockholders;

      NOW, THEREFORE, in consideration of the premises, the terms and provisions set forth herein, the mutual benefits to be gained by the performance thereof and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

CUSIP No.   913431-10-2               13D               Page 19 of 121 Pages


      SECTION 1.  Defined Terms.

       (a)	As used herein, the terms set forth below shall have the
following respective meanings:

      "1934 Act" means the Securities Exchange Act of 1934, as amended.

       "beneficial owner" has the meaning set forth in Rule 13d-3 under the 1934 Act, and the term "beneficial ownership" shall have a correlative meaning.

       "Co-Investors" shall mean those stockholders of Universal whose shares are subject to the Voting Agreement or the Voting Trust and shall include Castle Harlan Partners III, L.P., Castle Harlan Offshore Partners III, L.P., Castle Harlan Affiliates III, L.P. and their affiliates, and any person or entity whose manner of voting shares of capital stock or voting securities of Universal the Stockholders can influence or determine pursuant to a written agreement.

       "Shares" means the Existing Shares, together with all other shares of capital stock or voting securities of Universal of which the Stockholder (a) is a direct or indirect beneficial owner as of the date of this Agreement,
(b) becomes the direct or indirect beneficial owner after the date hereof, including, but not limited to, shares or voting securities received pursuant to any stock splits, stock dividends, or distributions, shares or voting securities acquired by purchase or upon the exercise, conversion, or exchange of any option, warrant, or convertible security or otherwise, and shares or voting securities received pursuant to any change in the capital stock of Universal by reason of any recapitalization, merger, reorganization, consolidation, combination, exchange of shares, or any transaction with like purpose or effect, and (c) becomes able to vote, direct the vote of, or cause in any manner the voting of, which shares or other securities are not owned beneficially or of record solely by the Stockholders.

      "Voting Arrangements" means (a) those documents filed as Exhibits 1 and 2 to the Schedule 13D, dated May 30, 2000 (the "13D"), and filed with the Securities and Exchange Commission on June 9, 2000 by Castle Harlan Partners III, L.P. et al. (together, the "Voting Trust") and (b) those documents filed as Exhibits 3 and 4 to the 13D and as Exhibit 9.6 to Amendment No. 2 to the Registration Statement on Form S-1, dated May 22, 2000, (together, the "Voting Agreement").

      (b) Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in the Merger Agreement.

CUSIP No.   913431-10-2               13D               Page 20 of 121 Pages


      SECTION 2.  Agreement to Vote.

      (a) For so long as this Agreement remains in effect (the "Term"), the Stockholders shall, and shall take any and all actions necessary to cause the Co-Investors to, at any meeting of the stockholders of Universal (including, but not limited to, the Parent Stockholders' Meeting (as defined in the Merger Agreement)), and in any action by written consent of the stockholders of Universal in lieu of a meeting, vote all of the Voting Shares (a) in favor of all matters requiring the approval of the stockholders of Universal to consummate the Merger, including, but not limited to, the issuance of the shares of Universal Common Stock pursuant to the Merger, and the other transactions contemplated by the Merger Agreement and (b) against any Takeover Proposal or any agreement, arrangement, or transaction relating to any Takeover Proposal or required in order to implement the same or any action or agreement that, directly or indirectly, is inconsistent with the Merger Agreement or the transactions contemplated thereby or that is reasonably likely (i) to impede, interfere with, delay, or postpone the Merger or the other transactions contemplated by the Merger Agreement, (ii) to result in a breach of any covenant, representation, warranty, or any other obligation of Universal or UCI under the Merger Agreement, or (iii) to cause any conditions to the obligations of the parties under the Merger Agreement not to be fulfilled.

      SECTION 3.  [INTENTIONALLY OMITTED]

      SECTION 4. Agreement to Take Action. During the term of this Agreement, without the prior written consent of WEUS, none of the Stockholders shall agree to amend or waive any right under the Voting Arrangements and each of them shall take all actions necessary and use their best efforts to enforce the terms of such Voting Arrangements in order to effectuate the transactions contemplated by this Agreement, including, but not limited to, the delivery of specific instructions if so requested; provided however, nothing herein shall prevent any Stockholder from agreeing to transfer shares subject to an existing Voting Trust to a Voting Agreement so long as such transfer results in the Shares so transferred being Voting Shares subject to this Agreement.

      SECTION 5.  Representations and Warranties.

      (a)  The Stockholders hereby represent and warrant to WEUS as follows:

             (i) The Stockholders have all necessary power and authority to enter into and perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholders and constitutes a legal, valid, and binding obligation of each of the Stockholders, enforceable against each of the Stockholders in accordance with the terms hereof subject to (x) applicable bankruptcy, insolvency, reorganization, moratorium, and

CUSIP No.   913431-10-2               13D               Page 21 of 121 Pages


other similar laws of general application with respect to creditors, (y) general principles of equity, and (z) the power of a court to deny enforcement of remedies generally based upon public policy.

             (ii) The execution and delivery by the Stockholders of this Agreement, the performance by each of them of their obligations hereunder, and the consummation by them of the transactions contemplated hereby will not
(i) conflict with, result in any violation or breach of, or constitute a default under, any term or provision of any note, bond, mortgage, indenture, lease, franchise, permit, license, contract, or other instrument or document to which any Stockholder is a party by which its properties or assets are bound, including, but not limited to, any of the Voting Arrangements or (ii) subject to filing of reports as may be required under Section 13(d) and
Section 16 of the 1934 Act, conflict with, or result in any violation of, any law, ordinance, statute, rule, or regulation of any Governmental Entity or of any order, writ, injunction, judgment, or decree of any court, arbitrator, or Governmental Authority applicable to any of the Stockholders, or their respective properties or assets.

            (iii) There is no requirement applicable to any Stockholder to obtain any consent of, or to make or effect any declaration, filing, or registration with, any Governmental Authority for the valid execution and delivery by each Stockholder of this Agreement, the due performance by each of them of their respective obligations hereunder, or the lawful consummation by each of them of the transactions contemplated hereby, except for any filings required to be made by any Stockholder in connection with this Agreement pursuant to Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder.

            (iv) As of the date hereof, each Stockholder is the record owner of the number of Existing Shares set forth opposite the name of such Stockholder on Exhibit A and presently has, and following the execution and delivery of the Merger Agreement by the parties thereto, will continue to have, the power and right to vote all of the Existing Shares, including, but not limited to, in each case, the power and right to vote all of the Existing Shares with respect to the proposals to be presented at the Parent Stockholders' Meeting relating to the issuance of the shares of Universal Common Stock in connection with the Merger, except as the right to vote shares subject to the Voting Arrangements may expire upon the transfer thereof. Nothing herein shall restrict the right of any Stockholder to transfer any Voting Shares so long as the transferee agrees to be bound by the terms of this Agreement and executes and delivers a copy of this Agreement as a condition to such transfer. The Existing Shares set forth opposite the name of the Stockholder on such exhibit are the only shares of capital stock or voting securities of Universal of which the Stockholder is the record owner. Except as described on Exhibit A, the Shares held of record by each Stockholder are, or, if acquired after the date hereof, will be, owned by the Stockholder free and clear of all liens, claims, charges, and encumbrances, except for those provided for under the express terms of

CUSIP No.   913431-10-2               13D               Page 22 of 121 Pages


this Agreement, the Voting Arrangements, and the Merger Agreement. The Stockholders have not entered into any voting trust or other agreement with respect to any of the Shares other than the Voting Arrangements and this Agreement and has not appointed or granted any proxy, unless such appointment or grant is no longer effective, with respect to any of the Shares.

            (v) The Voting Agreements and the Voting Trust have been duly authorized, executed, and delivered by each of the Stockholders that is a party thereto and constitute valid and binding obligations of each such Stockholder, enforceable against each of them in accordance with its terms, subject to (x) applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general application with respect to creditors, (y) general principles of equity, and (z) the power of a court to deny enforcement of remedies generally based upon public policy.

            (vi) There is no suit, action, investigation, or proceeding pending or, to the knowledge of any of the Stockholders, threatened against any Stockholder at law or in equity before or by any Governmental Authority that could impair the ability of any Stockholder to perform its obligations hereunder on a timely basis, and there is no agreement, commitment or, to the Knowledge of such Stockholder, law to which any Stockholder is subject that could impair the ability of any Stockholder to perform its obligations hereunder on a timely basis.

      (b) Universal hereby represents and warrants to WEUS and further covenants as follows:

            (i) Universal has all necessary corporate power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Universal and constitutes a legal, valid, and binding obligation of Universal, enforceable against Universal in accordance with the terms hereof subject to (x) applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general application with respect to creditors, (y) general principles of equity, and (z) the power of a court to deny enforcement of remedies generally based upon public policy.

            (ii) The execution and delivery by Universal of this Agreement, the performance by it of its obligations hereunder, and the consummation by it of the transactions contemplated hereby will not (i) conflict with, result in any violation or breach of, or constitute a default under, any term or provision of any note, bond, mortgage, indenture, lease, franchise, permit, license, contract, or other instrument or document to which Universal is a party or by which its properties or assets are bound or (ii) conflict with, or result in any violation of, any law, ordinance, statute, rule, or regulation of any Governmental Authority or of any order, writ, injunction, judgment, or decree of any court, arbitrator, or Governmental Authority applicable to Universal or its properties or assets.

CUSIP No.   913431-10-2               13D               Page 23 of 121 Pages


            (iii) There is no requirement applicable to Universal to obtain any consent of, or to make or effect any declaration, filing, or registration with, any Governmental Authority for the valid execution and delivery by Universal of this Agreement, the due performance by it of its obligations hereunder, or the lawful consummation by it of the transactions contemplated hereby.

            (iv) All of the Existing Shares have been duly authorized and validly issued and are fully paid and non-assessable.

            (v) Universal will not, and will cause its stock transfer agent not to, register the transfer of any of the Shares of the Stockholders on the stock transfer ledger of Universal at any time prior to the termination of this Agreement pursuant to Section 14 unless the transferee agrees to be bound by the terms of this Agreement and executes and delivers a copy of this Agreement as a condition to such transfer.

      SECTION 6. No Encumbrances on or Transfer of Shares. Except pursuant to the terms of this Agreement or the Merger Agreement, for so long as this Agreement remains in effect, none of the Stockholders shall directly or indirectly sell, convey, or transfer record or beneficial ownership of any Shares, including the right to vote, cause the voting of, or influence the manner in which are voted, the Voting Shares, by any means whatsoever to any person or entity, without the prior written consent of WEUS unless such transferee agrees to be bound by the terms hereof and executes and delivers this agreement to WEUS. Without limiting the generality of the foregoing, for so long as this Agreement remains in effect, none of the Stockholders shall, directly or indirectly, (i) except pursuant to the terms of this Agreement, grant any proxy or enter into any voting trust or other agreement or arrangement with respect to the Shares or (ii) except pursuant to the terms of the Merger Agreement and unless such transferee agrees to be bound by the terms hereof and executes and delivers this agreement to WEUS, sell, assign, transfer, encumber, or otherwise dispose of, or enter into any contract, option, or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance, or other disposition of, any Shares, in each case without the prior written consent of WEUS. If requested by WEUS, the Stockholders shall cause an appropriate legend referring to the restrictions provided for in this Section 6 to be placed on the certificates evidencing the Shares.

      SECTION 7. No Solicitation. For so long as this Agreement remains in effect, and subject to Section 14 hereof, none of the Stockholders shall, and none of them shall permit any affiliates or, if applicable, any director, officer, employee, consultant, agent, advisor, or representative of any of them or any of their affiliates to, take or participate in any actions that, if taken by Universal, would be prohibited under the terms of Section 6.13 of the Merger Agreement.

CUSIP No.   913431-10-2               13D               Page 24 of 121 Pages


      SECTION 8. Additional Shares. For so long as this Agreement remains in effect, each Stockholder shall notify WEUS promptly of the number of any additional shares of Universal Common Stock and the number and type of any other Shares acquired by such Stockholder, if any, after the date hereof.

      SECTION 9. Best Efforts. Each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations and which may be required under any agreements, contracts, commitments, instruments, understandings, arrangements, or restrictions of any kind to which it is a party or by which it is or may be bound, in order to effectuate the transactions contemplated by this Agreement, to obtain all necessary waivers, consents, and approvals from, and effect all necessary registrations and filings with, any Governmental Authority, and to rectify any event or circumstances which could impede the effectuation of the transactions contemplated hereby; provided, however, that Universal shall only be required to use its reasonable best efforts to take such actions or do such things in pursuant to Section 5(b)(v) hereof.

       SECTION 10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to any principles of conflicts of laws that would result in the application of the laws of any other jurisdiction.

       SECTION 11. Severability. If any provision contained herein shall be held to be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of any such provision in every other respect and the validity, legality, and enforceability of the remaining provisions contained in this Agreement shall not be in any way impaired thereby. Upon a determination that any term or other provision is invalid, illegal, or unenforceable, such term or provision shall be modified, without any further action by any of the parties, so as to effect the original intent of the parties as closely as possible in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

       SECTION 12. Expenses. All fees and expenses incurred by any of the parties hereto in connection with this Agreement or any of the transactions contemplated hereby shall be borne and paid solely by the party incurring such fees and expenses.

       SECTION 13. Further Assurances. Each Stockholder shall execute and deliver, or cause to be executed and delivered, at the expense of WEUS, all such other and further documents and instruments and take all such further actions as may be reasonably necessary in order to effectuate the transactions contemplated by this Agreement.

       SECTION 14. Action in Stockholder Capacity Only. It is expressly understood and agreed that each Stockholder makes no agreement or

CUSIP No.   913431-10-2               13D               Page 25 of 121 Pages


understanding under this Agreement in its, his or her capacity as a director of Universal. Each Stockholder is entering into this Agreement solely in its, his or her capacity as a record and beneficial owner of Shares, and nothing contained herein shall limit or affect, or impose any obligations with respect to, any actions taken by the Stockholder in its, his or her capacity as a director of Universal.

       SECTION 15. Termination. This Agreement shall terminate and be of no further force or effect (a) by the written mutual consent of all the parties hereto or (b) automatically and without any required action by the parties on the earliest of (i) the Effective Time of the Merger, (ii) the date upon which the Merger Agreement has been terminated, or (iii) April 1, 2001. In addition, any Stockholder may terminate this Agreement if Weatherford, WEUS, or the Company breaches any representation, warranty, covenant or other agreement contained in the Merger Agreement that (A) would give rise to the failure of Weatherford, WEUS, or the Company to satisfy any condition set forth in Section 8.2(a) thereof, and (B) cannot be or has not been cured within 45 days after the giving of written notice to Weatherford, WEUS, or the Company of such breach (a "Material Breach") (provided that such Stockholder is not then in breach in any material respect of any obligation, covenant, or other agreement contained in this Agreement or in Material Breach of any representation or warranty contained in this Agreement. If, however, the Parent Stockholders' Meeting is scheduled to occur after the giving of notice of a Material Breach but before (i) the determination that such breach cannot be cured or (ii) expiration of the 45-day cure period, as applicable (the dates in (i) and (ii), the "Cure Deadline"), if necessary Universal will adjourn the Parent Stockholders' Meeting for such time as may be necessary so that such meeting shall not occur prior to the applicable Cure Deadline.

       SECTION 16. Notices. All notices and other communications hereunder shall be in writing and shall be given by delivery in person, by registered or certified mail (return receipt requested and with postage prepaid thereon) or by cable, telex, or facsimile transmission to (i) in the case of WEUS, the address set forth in Section 12.5 of the Merger Agreement and (ii) in the case of each Stockholder, the address set forth in Exhibit A hereto (or at such other address as any party shall have furnished to the others in accordance with the terms of this Section 16). All notices and other communications hereunder that are addressed as provided in or pursuant to this Section 16 shall be deemed duly and validly given (a) if delivered in person, upon delivery, (b) if delivered by registered or certified mail (return receipt requested and with postage paid thereon), 72 hours after being placed in a depository of the United States mails, and (c) if delivered by facsimile transmission, upon transmission thereof and receipt of the appropriate answerback or confirmation.

      SECTION 17. Amendment; Waiver. The terms and provisions of this Agreement may be modified or amended only by a written instrument executed by each of the parties hereto, and compliance with any term or provision hereof

CUSIP No.   913431-10-2               13D               Page 26 of 121 Pages


may be waived only by a written instrument executed by each party entitled to the benefits of the same. No failure to exercise any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege granted hereunder.

      SECTION 18. Entire Agreement. This Agreement (including the Exhibit hereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior written or oral agreements and understandings and all contemporaneous oral agreements and understandings among the parties or any of them with respect to the subject matter hereof.

      SECTION 19. Parties in Interest; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns (it being understood and agreed that nothing contained in this Agreement is intended to confer any rights, benefits, or remedies of any kind or character on any other person under or by reason of this Agreement). No party may delegate any of its obligations or assign or otherwise transfer any its rights under this Agreement without the prior written consent of each of the other parties. Any attempted or purported assignment, delegation, or other transfer by any party in violation of this Section 19 shall be null and void.

      SECTION 20. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by any of the Stockholders in accordance with the terms hereof. Accordingly, the parties agree that WEUS shall be entitled to injunctive relief to prevent breaches of the terms of this Agreement and to specific performance of the terms hereof, in addition to any other remedy now or hereafter available at law or in equity, or otherwise.

      SECTION 21. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

CUSIP No.   913431-10-2               13D               Page 27 of 121 Pages


      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.


                               WEUS Holdings, Inc.


                                  By:  /s/ Curtis W. Huff
                                      ---------------------------------------
                                      Name:   Curtis W. Huff
                                      Title:  Executive Vice President

                               Universal Compression Holdings, Inc.

                                   By:  /s/ Ernie L. Danner
                                       --------------------------------------
                                       Name:   Ernie L. Danner
                                       Title:  Executive Vice President

                               Castle Harlan Partners III, L.P.

                                  By:  Castle Harlan, Inc., its investment
                                         manager

                                  By:  /s/ John K. Castle
                                      ---------------------------------------
                                      Name:  John K. Castle
                                      Title:

                               Castle Harlan Offshore Partners III, L.P.

                                  By:  Castle Harlan, Inc., its investment
                                         manager

                                  By:  /s/ John K. Castle
                                      ---------------------------------------
                                      Name:  John K. Castle
                                      Title:


                               Castle Harlan Affiliates, L.P.
                                  By:  Castle Harlan, Inc., its investment
                                         manager

                                   By:  /s/ John K. Castle
                                       --------------------------------------
                                       Name:  John K. Castle
                                       Title:

CUSIP No.   913431-10-2               13D               Page 28 of 121 Pages

                               Castle Harlan Associates III, L.P.
                                  By:  Castle Harlan Partners III, G.P.,
                                         Inc., its General Partner


                                   By:  /s/ John K. Castle
                                       --------------------------------------
                                   Name:  John K. Castle
                                   Title:


                               John K. Castle


                                  By:  /s/ John K. Castle
                                       --------------------------------------
                                   In his capacity as Trustee for the First
                                   Voting Trust and the Second Voting Trust


                                /s/ John K. Castle
                               ----------------------------------
                               John K. Castle

CUSIP No.   913431-10-2               13D               Page 29 of 121 Pages

                                                                    EXHIBIT A

                                      EXISTING SHARES
                                 OWNED BY THE STOCKHOLDERS

                                                              NAME AND
                                   NUMBER      NUMBER OF     ADDRESS OF
     NAME AND ADDRESS            OF SHARES   SHARES PLEDGED   PLEDGEE
     ----------------            ---------   --------------  ----------

STOCKHOLDERS
------------
Castle Harlan Partners III, L.P.  2,936,718  2,936,718   WEUS Holding, Inc.
c/o Castle Harlan, Inc.                                  515 Post Oak Park,
150 East 58th Street, 37th Floor                         Suite 600
New York, NY  10155                                      Houston, Texas
                                                         77027-3415

Castle Harlan Offshore
Partners III, L.P.                   48,142      48,142  WEUS Holding, Inc.
c/o Castle Harlan, Inc.                                  515 Post Oak Park,
150 East 58th Street, 37th Floor                         Suite 600
New York, NY  10155                                      Houston, Texas
                                                         77027-3415

Castle Harlan Affiliates III, L.P.   49,079     49,079   WEUS Holding, Inc.
c/o Castle Harlan, Inc.                                  515 Post Oak Park,
150 East 58th Street, 37th Floor                         Suite 600
New York, NY  10155                                      Houston, Texas
                                                         77027-3415

John K. Castle                       90,909     90,909   WEUS Holding, Inc.
c/o Castle Harlan, Inc.                                  515 Post Oak Park,
150 East 58th Street, 37th Floor                         Suite 600
New York, NY  10155                                      Houston, Texas
                                                         77027-3415

VOTING TRUST:
------------
Branford Castle Holding, Inc.        19,449     19,449   WEUS Holding, Inc.
c/o Castle Harlan, Inc.                                  515 Post Oak Park,
150 East 58th Street, 37th Floor                         Suite 600
New York, NY  10155                                      Houston, Texas
                                                         77027-3415

Frogmore Forum Family Fund, LLC      11,177     11,177   WEUS Holding, Inc.
c/o Castle Harlan, Inc.                                  515 Post Oak Park,
150 East 58th Street, 37th Floor                         Suite 600
New York, NY  10155                                      Houston, Texas
                                                         77027-3415



CUSIP No.   913431-10-2               13D               Page 30 of 121 Pages


Samuel Urcis                         80,417     80,417   WEUS Holding, Inc.
1160 Marilyn Drive                                       515 Post Oak Park,
Beverly Hills, CA 90210                                  Suite 600
                                                         Houston, Texas
                                                         77027-3415

William M. Pruellage                   167         167   WEUS Holding, Inc.
c/o Castle Harlan, Inc.                                  515 Post Oak Park,
150 East 58th Street, 37th Floor                         Suite 600
New York, NY  10155                                      Houston, Texas
                                                         77027-3415

Howard Weiss                         1,337       1,337   WEUS Holding, Inc.
c/o Castle Harlan, Inc.                                  515 Post Oak Park,
150 East 58th Street, 37th Floor                         Suite 600
New York, NY  10155                                      Houston, Texas
                                                         77027-3415

Marc A. Weiss 1994 Trust               334         334   WEUS Holding, Inc.
c/o Castle Harlan, Inc.                                  515 Post Oak Park,
150 East 58th Street, 37th Floor                         Suite 600
New York, NY  10155                                      Houston, Texas
                                                         77027-3415

Michael D. Weiss 1994 Trust            334         334   WEUS Holding, Inc.
c/o Castle Harlan, Inc.                                  Post Oak Park,
150 East 58th Street, 37th Floor                         Suite 600
New York, NY  10155                                      Houston, Texas
                                                         77027-3415

William J. Lovejoy                     334         334   WEUS Holding, Inc.
c/o Castle Harlan, Inc.                                  515 Post Oak Park,
150 East 58th Street,37th Floor                          Suite 600,
New York, NY  10155                                      Houston, Texas
                                                         77027-3415

Marcel Fournier                      1,337       1,337   WEUS Holding, Inc.
c/o Castle Harlan, Inc.                                  515 Post Oak Park,
150 East 58th Street, 37th Floor                         Suite 600
New York, NY  10155                                      Houston, Texas
                                                         77027-3415

Jeffrey M. Siegal                    3,344       3,344   WEUS Holding, Inc.
c/o Castle Harlan, Inc.                                  515 Post Oak Park,
150 East 58th Street, 37th Floor                         Suite 600
New York, NY  10155                                      Houston, Texas
                                                         77027-3415



CUSIP No.   913431-10-2               13D               Page 31 of 121 Pages


David H. Chow                        10,035     10,035   WEUS Holding, Inc.
c/o Castle Harlan, Inc.                                  515 Post Oak Park,
150 East 58th Street, 37th Floor                         Suite 600
New York, NY  10155                                      Houston, Texas
                                                         77027-3415

Sylvia B. Rosen                         334        334   WEUS Holding, Inc.
c/o Castle Harlan, Inc.                                  515 Post Oak Park,
150 East 58th Street, 37th Floor                         Suite 600
New York, NY  10155                                      Houston, Texas
                                                         77027-3415

John Peter Laborde                   33,453     33,453   WEUS Holding, Inc.
601 Poydras Street, Suite 1637                           515 Post Oak Park,
New Orleans, LA  701361637                               Suite 600
                                                         Houston, Texas
                                                         77027-3415

John Tracy Laborde                    6,689      6,689   WEUS Holding, Inc.
c/o John Peter Laborde                                   515 Post Oak Park,
601 Poydras Street, Suite 1637                           Suite 600
New Orleans, LA  70136                                   Houston, Texas
                                                         77027-3415

Cliffe Floyd Laborde                  6,689      6,689   WEUS Holding, Inc.
c/o John Peter Laborde                                   515 Post Oak Park,
601 Poydras Street, Suite 1637                           Suite 600
New Orleans, LA 70136                                    Houston, Texas
                                                         77027-3415

Gary Lee Laborde                      6,689      6,689   WEUS Holding, Inc.
c/o John Peter Laborde                                   515 Post Oak Park,
601 Poydras Street, Suite 1637                           Suite 600
New Orleans, LA  70136                                   Houston, Texas
                                                         77027-3415

John Peter Laborde, Jr.               6,689      6,689   WEUS Holding, Inc.
c/o John Peter Laborde                                   515 Post Oak Park,
601 Poydras Street, Suite 1637                           Suite 600
New Orleans, LA  70136                                   Houston, Texas
                                                         77027-3415

Marion Adrianne Laborde Parsons       6,689      6,689   WEUS Holding, Inc.
c/o John Peter Laborde                                   515 Post Oak Park,
601 Poydras Street, Suite 1637                           Suite 600
New Orleans, LA  70136                                   Houston, Texas
                                                         77027-3415



CUSIP No.   913431-10-2               13D               Page 32 of 121 Pages


Voting Agreement:
----------------
Bell Atlantic Master Trust          535,269    535,269   WEUS Holding, Inc.
c/o Bell Atlantic Management Company                     515 Post Oak Park,
200 Park Avenue                                          Suite 600
New York, NY  10166                                      Houston, Texas
                                                         77027-3415
  Mellon Bank, N.A.
  Trustee of Bell Atlantic Master Trust
  One Mellon Bank Center
  Pittsburgh, PA  15248-0001

First Union Capital Partners, Inc.  535,269    535,269   WEUS Holding, Inc.
One First Union Center                                   515 Post Oak Park,
301 South College Street, 5th Floor                      Suite 600
Charlotte, NC  28288-0732                                Houston, Texas
                                                         77027-3415

DB Capital Partners SBIC, L.P.     535,269     535,269   WEUS Holding, Inc.
Mail Stop 2255                                           515 Post Oak Park,
130 Liberty Street                                       Suite 600
New York, NY  10006                                      Houston, Texas
                                                         77027-3415

Du Pont Pension Trust              535,269     535,269   WEUS Holding, Inc.
c/o Du Pont Capital                                      515 Post Oak Park,
Management Corp.                                         Suite 600
Delaware Corporate Center                                Houston, Texas
One Righter Parkway                                      77027-3415
Wilmington, DE  19803


Brown University Third Century Fund 33,453      33,453   WEUS Holding, Inc.
Attn:  Christopher Longee                                515 Post Oak Park,
164 Angell Street                                        Suite 600
Box C                                                    Houston, Texas
Providence, RI  02912                                    77027-3415


            Grand Total:          5,494,874  5,494,874

CUSIP No.  913431-10-2              13D               Page 33 of 121 Pages


                                   EXHIBIT 6

                                                               EXECUTION COPY



                            AGREEMENT AND PLAN OF MERGER


                                     dated as of


                                   October 23, 2000


                                         among


                           WEATHERFORD INTERNATIONAL, INC.,

                                  WEUS HOLDING, INC.,

                             ENTERRA COMPRESSION COMPANY,

                         UNIVERSAL COMPRESSION HOLDINGS, INC.,

                                           AND

                               UNIVERSAL COMPRESSION, INC.

CUSIP No.   913431-10-2               13D               Page 34 of 121 Pages


                                 TABLE OF CONTENTS

ARTICLE I     THE MERGER                                                   2

   SECTION 1.1     MERGER                                                  2
   SECTION 1.2     CONVERSION OF SHARES                                    2
   SECTION 1.3     TREATMENT OF OPTIONS                                    2
   SECTION 1.4     SURRENDER AND PAYMENT                                   2
   SECTION 1.5     LOST CERTIFICATES                                       2
   SECTION 1.6     ADJUSTMENTS                                             3

ARTICLE II     THE SURVIVING CORPORATION                                   3

   SECTION 2.1     ARTICLES OF INCORPORATION                               3
   SECTION 2.2     BYLAWS                                                  3
   SECTION 2.3     DIRECTORS AND OFFICERS                                  3

ARTICLE III     REPRESENTATIONS AND WARRANTIES OF WEATHERFORD,
                WEUS AND THE COMPANY                                       4

   SECTION 3.1     ORGANIZATION AND QUALIFICATION                          4
   SECTION 3.2     CAPITALIZATION                                          4
   SECTION 3.3     AUTHORIZATION                                           5
   SECTION 3.4     CONSENTS AND APPROVALS; NO VIOLATION                    6
   SECTION 3.5     FINANCIAL STATEMENTS                                    7
   SECTION 3.6     UNDISCLOSED LIABILITIES                                 7
   SECTION 3.7     CONDUCT OF THE BUSINESS SINCE PARTNERSHIP
                   UNAUDITED BALANCE SHEET DATE                            7
   SECTION 3.8     LITIGATION; ORDERS                                      8
   SECTION 3.9     LICENSES; APPROVALS                                     8
   SECTION 3.10    LABOR MATTERS                                           9
   SECTION 3.11    COMPLIANCE WITH LAWS                                    9
   SECTION 3.12    INSURANCE                                               9
   SECTION 3.13    MATERIAL CONTRACTS                                      9
   SECTION 3.14    ENVIRONMENTAL MATTERS                                  11
   SECTION 3.15    TAXES                                                  12
   SECTION 3.16    EMPLOYEE BENEFIT PLANS                                 14
   SECTION 3.17    BROKERAGE FEES AND COMMISSIONS                         16
   SECTION 3.18    TAX TREATMENT                                          16
   SECTION 3.19    PROXY STATEMENT                                        16
   SECTION 3.20    NO EXCESS PARACHUTE PAYMENTS                           16
   SECTION 3.21    CERTAIN BUSINESS RELATIONSHIPS WITH AFFILIATES         16
   SECTION 3.22    TITLE; ASSETS                                          16
   SECTION 3.23    OWNERSHIP OF PARENT COMMON STOCK                       17


                                 PAGE i OF vi

CUSIP No.   913431-10-2               13D               Page 35 of 121 Pages


ARTICLE IV     REPRESENTATIONS AND WARRANTIES OF PARENT
               AND MERGER SUBSIDIARY                                      17

   SECTION 4.1     ORGANIZATION AND QUALIFICATION                         17
   SECTION 4.2     CAPITALIZATION                                         17
   SECTION 4.3     AUTHORIZATION                                          19
   SECTION 4.4     CONSENTS AND APPROVAL; NO VIOLATION                    19
   SECTION 4.5     SEC FILINGS                                            20
   SECTION 4.6     FINANCIAL STATEMENTS                                   20
   SECTION 4.7     UNDISCLOSED LIABILITIES                                21
   SECTION 4.8     CONDUCT OF THE BUSINESS SINCE PARENT
                   UNAUDITED BALANCE SHEET DATE                           21
   SECTION 4.9     LITIGATION; ORDERS                                     21
   SECTION 4.10    LICENSES; APPROVALS                                    21
   SECTION 4.11    LABOR MATTERS                                          22
   SECTION 4.12    COMPLIANCE WITH LAWS                                   22
   SECTION 4.13    MATERIAL CONTRACTS                                     22
   SECTION 4.14    ENVIRONMENTAL MATTERS                                  23
   SECTION 4.15    TAXES                                                  25
   SECTION 4.16    EMPLOYEE BENEFIT PLANS                                 26
   SECTION 4.17    TAX TREATMENT                                          27
   SECTION 4.18    PROXY STATEMENT                                        27
   SECTION 4.19    PARENT STOCKHOLDERS' APPROVAL                          28
   SECTION 4.20    OPINION OF FINANCIAL ADVISOR; BOARD
                   FINDINGS AND RECOMMENDATIONS                           28
   SECTION 4.21    BROKERAGE FEES AND COMMISSIONS                         28
   SECTION 4.22    INAPPLICABILITY OF DGCL SECTION 203                    28
   SECTION 4.23    NO EXCESS PARACHUTE PAYMENTS                           29
   SECTION 4.24    CERTAIN BUSINESS RELATIONSHIPS WITH AFFILIATES         29
   SECTION 4.25    TITLE; ASSETS                                          29

ARTICLE V     COVENANTS OF WEATHERFORD, WEUS, AND THE COMPANY             29

   SECTION 5.1     CONDUCT OF BUSINESS                                    29
   SECTION 5.2     COMPRESSOR UNITS                                       32
   SECTION 5.3     PRE-CLOSING TRANSFERS AND RESIGNATIONS                 32
   SECTION 5.4     RESTRICTED STOCK                                       33

ARTICLE VI     COVENANTS OF PARENT AND MERGER SUBSIDIARY                  33

   SECTION 6.1     CONDUCT OF BUSINESS                                    33
   SECTION 6.2     PROXY STATEMENT                                        35
   SECTION 6.3     PARENT STOCKHOLDERS' APPROVALS                         35
   SECTION 6.4     STOCK EXCHANGE LISTING                                 35
   SECTION 6.5     EMPLOYEE BENEFITS                                      35
   SECTION 6.6     CORPORATE NAME; TRADEMARK RIGHTS                       38
   SECTION 6.7     REGISTRATION RIGHTS AGREEMENT                          38
   SECTION 6.8     TRANSITIONAL SERVICES AGREEMENT AND VOTING AGREEMENT   38
   SECTION 6.9     REPRESENTATION ON PARENT'S BOARD OF DIRECTORS          39

                                 PAGE ii OF vi

CUSIP No.   913431-10-2               13D               Page 36 of 121 Pages


   SECTION 6.10    RETENTION BY WEUS                                      39
   SECTION 6.11    RECORD PRESERVATION BY PARENT AND
                   SURVIVING CORPORATION                                  39
   SECTION 6.12    MERGER SUBSIDIARY                                      40
   SECTION 6.13    NO SOLICITATION                                        40
   SECTION 6.14    PARENT FINANCIAL STATEMENTS                            42

ARTICLE VII     COVENANTS OF PARENT AND THE COMPANY                       42

   SECTION 7.1     REASONABLE BEST EFFORTS                                42
   SECTION 7.2     CERTAIN FILINGS                                        42
   SECTION 7.3     PUBLIC ANNOUNCEMENTS                                   43
   SECTION 7.4     FURTHER ASSURANCES                                     43
   SECTION 7.5     NOTICES OF CERTAIN EVENTS                              44
   SECTION 7.6     TAX-FREE REORGANIZATION                                44
   SECTION 7.7     ACCESS TO INFORMATION; CONFIDENTIALITY                 44
   SECTION 7.8     PROXY STATEMENT                                        46
   SECTION 7.9     COOPERATION AFTER THE EFFECTIVE TIME                   46
   SECTION 7.10    NON-SOLICITATION OF EMPLOYEES                          46

ARTICLE VIII     CONDITIONS TO THE MERGER                                 47

   SECTION 8.1     CONDITIONS TO THE OBLIGATIONS OF EACH PARTY            47
   SECTION 8.2     CONDITIONS TO THE OBLIGATIONS OF PARENT
                   AND MERGER SUBSIDIARY                                  48
   SECTION 8.3     CONDITIONS TO THE OBLIGATIONS OF WEATHERFORD,
                   WEUS, AND THE COMPANY                                  49

ARTICLE IX     TERMINATION                                                50

   SECTION 9.1     TERMINATION                                            50
   SECTION 9.2     EFFECT OF TERMINATION                                  51

ARTICLE X     INDEMNIFICATION                                             51

   SECTION 10.1    INDEMNIFICATION.                                       51
   SECTION 10.2    DEFENSE OF CLAIMS.                                     53

ARTICLE XI     TAX MATTERS                                                55

   SECTION 11.1    TAX RETURN PREPARATION                                 55
   SECTION 11.2    TRANSFER TAXES                                         56
   SECTION 11.3    USE OF CONSISTENT TAX PRACTICES                        56
   SECTION 11.4    REFUNDS OR CREDITS                                     56
   SECTION 11.5    FILING OF AMENDED RETURNS                              56
   SECTION 11.6    ASSISTANCE AND COOPERATION                             57
   SECTION 11.7    CLOSING TAX CERTIFICATE                                57
   SECTION 11.8    TAX ALLOCATION - WEUS'S OBLIGATIONS                    57
   SECTION 11.9    TAXES OF OTHER PERSONS                                 58

                                 PAGE iii OF vi

CUSIP No.   913431-10-2               13D               Page 37 of 121 Pages


   SECTION 11.10   TAX ALLOCATION - PARENT'S OBLIGATIONS                  58
   SECTION 11.11   TAX CLAIM NOTICES                                      58
   SECTION 11.12   PRE-CLOSING TAX PERIOD TAX CLAIMS                      58
   SECTION 11.13   SURVIVAL AND TIME LIMITATION                           58
   SECTION 11.14   SOLE AND EXCLUSIVE REMEDY                              59

ARTICLE XII     MISCELLANEOUS                                             59

   SECTION 12.1    REPRESENTATIONS, WARRANTIES AND AGREEMENTS             59
   SECTION 12.2    GOVERNING LAW                                          59
   SECTION 12.3    ENTIRE AGREEMENT                                       59

   SECTION 12.4    EXPENSES AND FEES                                      59
   SECTION 12.5    NOTICES                                                60
   SECTION 12.6    SUCCESSORS AND ASSIGNS                                 61
   SECTION 12.7    HEADINGS; DEFINITIONS                                  61
   SECTION 12.8    AMENDMENTS AND WAIVERS                                 61
   SECTION 12.9    CONSTRUCTION OF CERTAIN PROVISIONS                     61
   SECTION 12.10   AGREEMENT FOR THE PARTIES' BENEFIT                     62
   SECTION 12.11   SEVERABILITY                                           62
   SECTION 12.12   JURISDICTION                                           62
   SECTION 12.13   WAIVER OF JURY TRIAL                                   62
   SECTION 12.14   SPECIFIC PERFORMANCE                                   62
   SECTION 12.15   PAYMENTS CONSTITUTE LIQUIDATED DAMAGES                 62
   SECTION 12.16   COUNTERPARTS; EFFECTIVENESS                            63
   SECTION 12.17   DEFINITIONS AND USAGE                                  63



                                 PAGE iv OF vi

CUSIP No.   913431-10-2               13D               Page 38 of 121 Pages


                              EXHIBITS AND SCHEDULES

Exhibit A           Form of Stockholders' Agreement
Exhibit B           Form of Registration Rights Agreement
Exhibit C           Form of Transitional Services Agreement
Exhibit D           Representations of Officers of Parent
Exhibit E           Representations of Officers of the Company
Exhibit F           Acknowledgment
Exhibit G           Form of Voting Agreement

                            COMPANY DISCLOSURE LETTER

Schedule I          Permitted Encumbrances
Schedule 1.3        Employee Options
Schedule 3.2(a)     Liens on Company Shares
Schedule 3.2(b)     Ownership Structure; Encumbrances and
                    Limitations on Non-Assessability
Schedule 3.4        Company Consents and Approvals; No Violation
Schedule 3.5        Company Financial Statements
Schedule 3.6        Company Undisclosed Liabilities
Schedule 3.7        Conduct of Business
Schedule 3.8        Company Litigation; Orders
Schedule 3.9        Licenses; Approvals
Schedule 3.10       Labor Matters
Schedule 3.11       Compliance with Laws
Schedule 3.12       Company Insurance
Schedule 3.13       Company Material Contracts
Schedule 3.14       Environmental Matters
Schedule 3.15       Company Taxes
Schedule 3.16       Company Employee Benefit Plans
Schedule 3.20       Excess Parachute Payments
Schedule 3.21       Business Relationships With Affiliates
Schedule 3.22       Title; Assets
Schedule 5.1        Conduct of Business
Schedule 5.3        Pre-Closing Transfers

                             PARENT DISCLOSURE LETTER

Schedule 4.2(a)     Capitalization and Parent Benefit Plans
Schedule 4.2(b)     Subsidiaries of Parent
Schedule 4.2(c)     Parent Options
Schedule 4.4        Parent Consents and Approvals; No Violation
Schedule 4.8        Conduct of Business
Schedule 4.9        Parent Litigation; Orders
Schedule 4.10       Licenses; Approvals
Schedule 4.12       Compliance with Laws
Schedule 4.13       Parent Material Contracts
Schedule 4.14       Parent Environmental Matters
Schedule 4.15       Parent Taxes

                                 PAGE v OF vi

CUSIP No.   913431-10-2               13D               Page 39 of 121 Pages


Schedule 4.16       Parent Employee Benefit Plans
Schedule 4.24       Certain Business Relationships with Affiliates
Schedule 4.25       Title; Assets
Schedule 6.1        Conduct of Business
Schedule 7.11       (in definition of "Adjusted Payment")



                                 PAGE vi OF vi

CUSIP No.   913431-10-2               13D               Page 40 of 121 Pages


                           AGREEMENT AND PLAN OF MERGER

            AGREEMENT AND PLAN OF MERGER ("Agreement") dated as of October 23, 2000 among Enterra Compression Company, a Delaware corporation (the "Company"), WEUS Holding, Inc., a Delaware corporation and a stockholder of the Company ("WEUS"), Weatherford International, Inc., a Delaware corporation and the parent of WEUS ("Weatherford"), Universal Compression Holdings, Inc., a Delaware corporation ("Parent"), and Universal Compression, Inc., a Texas corporation and a direct wholly owned subsidiary of Parent ("Merger Subsidiary").

                                     RECITALS:

            WHEREAS, concurrently with the execution of this Agreement, the Company has entered into a Purchase Agreement (the "GC Agreement"), a copy of which has been delivered to Parent, pursuant to which, on the terms and subject to the conditions set forth therein, the Company will acquire from Global Compression Services, Inc., a Delaware corporation ("GC"), the common shares owned by GC in Weatherford Global Compression Services Ltd., a corporation organized under the laws of Alberta, Canada ("Canada"), and the partnership and membership interests owned by GC in the Partnership (as defined in Section 12.17) and the General Partner (as defined in Section 12.17);

            WHEREAS, the Boards of Directors of WEUS, the Company, Parent, and Merger Subsidiary have determined that the merger of the Company with and into Merger Subsidiary is in the best interests of their respective stockholders;

            WHEREAS, the consideration to be paid in the Merger (as defined herein) will consist of shares of common stock, par value $0.01 per share, of Parent ("Parent Common Stock");

            WHEREAS, by consummation of the transactions contemplated by the Merger, the Partnership (as defined in Section 12.17) will become an indirect wholly owned subsidiary of Parent;

            WHEREAS, as a condition to Weatherford's, WEUS's, and the Company's willingness to enter into this Agreement, Weatherford, WEUS, and the Company have required that certain stockholders of Parent enter into a Stockholder Agreement substantially in the form of Exhibit A hereto (the "Stockholders' Agreement"); and

            WHEREAS, Weatherford, WEUS, and Parent intend the Merger to qualify as a tax-free reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder.

            NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

CUSIP No.   913431-10-2               13D               Page 41 of 121 Pages


                                  ARTICLE I

                                 The Merger
                                 ----------

            Section 1.1 Merger. (a) Upon the terms and subject to the conditions hereof, at the Effective Time (as hereinafter defined), the Company shall be merged (the "Merger") with and into Merger Subsidiary in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and the Texas Business Corporation Act (the "TBCA"), whereupon the separate existence of the Company shall cease, and Merger Subsidiary shall be the surviving corporation (the "Surviving Corporation").

                (b) As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth herein, the Company and Merger Subsidiary will file a certificate of merger (the "Certificate of Merger") with the Delaware Secretary of State and articles of merger with the Texas Secretary of State and make all other filings or recordings required by the DGCL and the TBCA in connection with the Merger.
The Merger shall become effective at such time (the "Effective Time") as the Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as may be agreed in writing by the parties hereto and specified in the Certificate of Merger).

                (c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, assets, powers, privileges, and franchises and, except as otherwise provided herein, be subject to all of the obligations, liabilities, restrictions, and disabilities of the Company and Merger Subsidiary, all as provided under the DGCL.

            Section 1.2   Conversion of Shares.  At the Effective Time:

                (a) the shares of common stock, par value $1.00 per share, of the Company ("Company Common Stock") outstanding immediately prior to the Effective Time shall be converted into the right to receive, without interest, a total of 13,750,000 shares of Parent Common Stock, subject to adjustment as provided in Section 1.5 (the "Merger Consideration"); and

                (b) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

            Section 1.3 Surrender and Payment. At the Effective Time, WEUS, as the sole stockholder of the Company, will deliver to Parent certificates (the "Certificates") representing all of the outstanding shares of Company Common Stock, and Parent will deliver, in exchange therefor, certificates representing the Merger Consideration.

CUSIP No.   913431-10-2               13D               Page 42 of 121 Pages


            Section 1.4 Lost Certificates. If any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by WEUS claiming such Certificate to be lost, stolen, or destroyed and, if required by the Surviving Corporation, the posting by WEUS of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, Parent will issue in exchange for such lost, stolen, or destroyed Certificate the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificates as contemplated by this Article I.

            Section 1.5 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Merger Consideration shall be adjusted appropriately.

            Section 1.6 Amendment of Agreement. Notwithstanding any other provision of this Agreement, Parent agrees with Weatherford, WEUS, and the Company that, at the request of Weatherford at any time prior to the printing of the Proxy Statement for mailing to Parent's stockholders, this Agreement may be amended to reflect the purchase by an affiliate of Weatherford (other than the Company or one of its subsidiaries) of an interest in the capital stock of the Company, or such other structure that would reduce the transaction costs of the Merger to Weatherford, WEUS, or the Company; provided, however, that such amendment shall not adversely affect Parent or Merger Subsidiary or their transaction costs. If a revised structure is substituted, the parties shall execute an appropriate amendment to this Agreement in a form mutually acceptable to Parent and Merger Subsidiary, on the one hand, and Weatherford, WEUS, and the Company, on the other hand, to reflect the revised structure.

                                  ARTICLE II

                           The Surviving Corporation
                           -------------------------

            Section 2.1 Articles of Incorporation. The articles of incorporation of Merger Subsidiary in effect at the Effective Time shall be the articles of incorporation of the Surviving Corporation.

            Section 2.2 Bylaws. The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

            Section 2.3 Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the officers and directors of the

CUSIP No.   913431-10-2               13D               Page 43 of 121 Pages


Company shall resign, (ii) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation, and (iii) the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation.

                                 ARTICLE III

        Representations and Warranties of Weatherford, WEUS, and the Company
        --------------------------------------------------------------------

            Weatherford, WEUS, and the Company represent and warrant to Parent and the Merger Subsidiary as follows:

            Section 3.1 Organization and Qualification. (a) The Company and each subsidiary of the Company that is a corporation have been duly incorporated, are validly existing as corporations in good standing under the laws of the jurisdictions of their incorporation, with full corporate power and authority to own, lease, and operate their assets and properties and to conduct their businesses as they are now being conducted, and are duly registered or qualified to transact business and in good standing in each jurisdiction, domestic or foreign, in which the conduct of their businesses or their ownership or leasing of property requires such registration or qualification, except to the extent that the failure to be so qualified or to be in good standing is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in Section 12.17). As used in this Agreement, the term "subsidiary" or "subsidiaries," when used in connection with or reference to the Company, shall mean the Persons (as defined in Section 12.17) in which the Company directly or indirectly holds an ownership interest (other than Gas Services International Limited, a British Virgin Islands corporation ("GSI"), and its subsidiaries and their respective branches (together with GSI, the "GSI Companies")), each of which is set forth in Schedule 3.2(b) of the Company Disclosure Letter (as defined in Section 12.17).

                (b) Each subsidiary of the Company that is not a corporation is duly organized, is validly existing in good standing in the jurisdiction of its organization, with full authority to own, lease, and operate its assets and properties and to conduct its business as it is now being conducted, and is duly registered or qualified to do business and is in good standing in each jurisdiction, domestic or foreign, in which such registration or qualification or good standing is required to conduct its business (whether by reason of the ownership or leasing of property, the conduct of its business or otherwise), except where the failure so to register or qualify or be in good standing would not have a Company Material Adverse Effect.

                (c) Weatherford, WEUS, or the Company has furnished to Parent true and correct copies of the certificates of incorporation, bylaws, charters, membership agreements, partnership agreements, operating agreements, joint venture agreements, and other organizational documents of the Company and each of its subsidiaries (the "Weatherford Organizational Documents").


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CUSIP No.   913431-10-2               13D               Page 44 of 121 Pages


            Section 3.2 Capitalization. (a) The authorized capital stock of the Company consists of 2,000 shares of Company Common Stock and no shares of preferred stock, of which 2,000 shares of Company Common Stock and no shares of preferred stock are issued and outstanding (the "Company Shares"). The Company Shares are all of the issued and outstanding shares of capital stock of the Company and have been duly authorized and validly issued and are fully paid and non-assessable and free of preemptive rights. There are not any outstanding or authorized subscriptions, options, warrants, calls, rights, commitments, phantom stock plans, stock appreciation rights, or any other agreements of any character (any of the foregoing, a "Commitment") relating to the issued or unissued capital stock of the Company obligating the Company or any of its subsidiaries to issue or sell any additional shares of capital stock of the Company or any other securities convertible into or evidencing the right to subscribe for any shares of capital stock of the Company. There are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem, or otherwise acquire any equity interests in the Company or to pay any dividend or make any other distribution in respect thereof. Except as set forth on Schedule 3.2(a) of the Company Disclosure Letter, WEUS owns all of the Company Shares free and clear of any Lien (as defined in Section 12.17), option, right of first refusal, or limitation on voting rights.

                (b) Except as disclosed in Schedule 3.2(b) of the Company Disclosure Letter, all of the issued and outstanding shares of capital stock or ownership interests of each wholly owned subsidiary of the Company, and all of the issued and outstanding shares of capital stock or ownership interests held or owned by the Company of each subsidiary of the Company that is not a wholly owned subsidiary (including those shares and ownership interests that will be acquired by the Company prior to the Effective Time pursuant to the GC Agreement or pursuant to Section 5.3), have been duly authorized and validly issued, are fully paid and non-assessable (except as non-assessability may be affected by the Delaware Revised Uniform Limited Partnership Act, as amended, or the Delaware Limited Liability Company Act, as amended), and are owned by the Company as of the date hereof (or will be owned by the Company prior to the Effective Time pursuant to the GC Agreement or pursuant to Section 5.3), or indirectly through one of its subsidiaries, free and clear of any Lien, option, right of first refusal, and limitation on voting rights, except as may be provided in the Weatherford Organizational Documents and except for Liens, options, rights of first refusal, and limitations on voting rights, individually or in the aggregate that do not and would not have a Company Material Adverse Effect. Included in Schedule 3.2(b) of the Company Disclosure Letter is a list of each subsidiary of the Company and the ownership interest of the Company and each of its subsidiaries therein and, with respect to each subsidiary that is not wholly owned, of any other Person as of the date hereof and as of the Effective Time. There are not any Commitments relating to the issued or unissued capital stock or other equity interests of any of the Company's subsidiaries obligating the Company or any of its subsidiaries to issue or sell any additional shares of capital stock or other equity interests of any subsidiary of the Company, or any other securities convertible into or evidencing the right to subscribe for any shares of capital stock or other


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equity interests of any subsidiary of the Company.  There are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem, or otherwise acquire any equity interests in such subsidiary or to pay any dividend or make any other distribution in respect thereof, except as may be provided in the Weatherford Organizational Documents and pursuant to the GC Agreement. Other than the subsidiaries of the Company included in Schedule 3.2(b) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries holds any ownership interest in any other Person. As of the date hereof and immediately prior to the Effective Time, record owners of all of the issued and outstanding capital stock and other equity interests of all subsidiaries of the Company are and will be set forth on Schedule 3.2(b) of the Company Disclosure Letter.

            Section 3.3 Authorization. Weatherford, WEUS, and the Company have the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. WEUS, as the sole stockholder of the Company, and the Board of Directors of the Company have by unanimous written consent (a) determined that participating in the Merger is in the best interests of the Company and its stockholder and (b) approved this Agreement and the Merger. No other corporate, company, or partnership proceedings (as applicable) on the part of Weatherford, WEUS, the Company, or any of its subsidiaries are necessary to authorize the execution and delivery of this Agreement or the consummation by Weatherford, WEUS, and the Company of the transactions contemplated hereby. This Agreement has been duly authorized, executed, and delivered by Weatherford, WEUS, and the Company and constitutes the valid and binding obligation of each of them, enforceable against each of them in accordance with its terms, subject to (x) applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general application with respect to creditors, (y) general principles of equity, and (z) the power of a court to deny enforcement of remedies generally based upon public policy.

            Section 3.4 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Weatherford, WEUS, or the Company, nor the consummation by Weatherford, WEUS, or the Company of the transactions contemplated by this Agreement, will: (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority (as defined in Section 12.17), except (i) the filing of a certificate of merger in accordance with the DGCL and articles of merger in accordance with the TBCA, (ii) in connection with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (iii) in connection with the filing of premerger notification information with the Canadian Competition Bureau and the expiration of the applicable waiting period(s) under Part IX of the Competition Act (Canada) and the filing with Industry Canada under the Investment Canada Act, (iv) any regulatory approvals or routine governmental consents normally acquired after the consummation of transactions such as transactions of the nature contemplated by this Agreement, or (v) where the failure to obtain such consent, approval, authorization, or permit, or to make such filing or notification, is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or delay, in any

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material respect, the consummation of the transactions contemplated by this
Agreement; (b) conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, or acceleration of, or "put" right with respect to, any obligation to or loss of a material benefit under, or result in the creation of any Lien upon, any of the properties or assets of the Company or any of its subsidiaries under or increase the amount or value of any payment under, any provision of (i) any of the Weatherford Organizational Documents,
(ii) any material loan, credit agreement, bond, or indenture applicable to the Company or any of its subsidiaries or any of their respective properties or assets, (iii) any other note, mortgage, lease, agreement, instrument, permit, concession, franchise, or license, in each case that is material to the Company and its subsidiaries taken as a whole and that is applicable to the Company or any of its subsidiaries or any of their respective properties or assets, or
(iv) subject to the governmental filings and other matters referenced by clause
(a) above, any law or arbitration award applicable to the Company or any of its subsidiaries or any of their respective properties or assets, except for such violations or defaults (or rights of termination, cancellation, or acceleration) identified on Schedule 3.4 of the Company Disclosure Letter or (other than in clause (b)(ii)) that are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or delay, in any material respect, the consummation of the transactions contemplated by this Agreement; or (c) assuming compliance with the matters referred to in clause (a) above, violate any order, writ, injunction, decree, statute, rule, or regulation applicable to the Company, any of its subsidiaries, or any of their respective properties or assets, except for violations which are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or delay, in any material respect, the consummation of the transactions contemplated by this Agreement.

            Section 3.5 Financial Statements. In Schedule 3.5 of the Company Disclosure Letter are (a) the audited consolidated balance sheet, statement of income, and statement of cash flows of the Partnership and its subsidiaries as of and for the eleven months ended December 31, 1999 (the "Partnership Audited Financial Statements") and (b) the unaudited consolidated balance sheet and statement of income of the Partnership and its subsidiaries as of and for the six months ended June 30, 2000 (the "Partnership Unaudited Financial
Statements").   The Partnership Audited Financial Statements, the audited
balance sheets, statements of income, and statements of cash flows of the Weatherford Compression Business (as defined in the Formation Agreement (as defined in Section 12.17)) as of and for the years ended December 31, 1997 and 1998 (the "Weatherford Compression Business Historical Financial Statements"), and the audited balance sheets, statements of income, and statements of cash flows of the Global Compression Business (as defined in the Formation Agreement) as of and for the years ended December 31, 1997 and 1998 (the "Global Compression Business Historical Financial Statements") present fairly the consolidated financial position, results of operations, and changes in financial position of the Partnership, the Weatherford Compression Business, or the Global Compression Business, as the case may be, and their respective

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CUSIP No.   913431-10-2               13D               Page 47 of 121 Pages


subsidiaries as of the respective dates or for the respective periods to which they apply in accordance with United States generally accepted accounting principles, consistently applied ("GAAP"), it being understood that such financial statements include the ownership and results of operations of the Excluded Assets (as defined in Section 5.2). The Company has provided Parent and Merger Subsidiary separate financial information with respect to the GSI Companies, which was not prepared in accordance with GAAP. The Partnership Unaudited Financial Statements have been prepared in a manner consistent with the preparation of internal financial statements of a subsidiary of Weatherford and are consistent with the books and records of the Company and its subsidiaries. As of September 30, 2000, the total consolidated indebtedness of the Company and its subsidiaries, was $294,900,000 under the Synthetic Leases, $13,000,000 under the line of credit with ABN Amro and $1,915,000 under capital leases, aggregating $309,815,000.

            Section 3.6 Undisclosed Liabilities. Except as reflected, reserved against, or otherwise disclosed in the Partnership Unaudited Financial Statements or as disclosed in Schedule 3.6 or any of the other Schedules of the Company Disclosure Letter, neither the Company nor any of its subsidiaries had, at the date of the unaudited balance sheet included in the Partnership Unaudited Financial Statements (the "Partnership Unaudited Balance Sheet Date"), and, except as have been incurred in the ordinary course of business since the Partnership Unaudited Balance Sheet Date, none of them has, at the date hereof, any liabilities or obligations, whether accrued, contingent, absolute, determined, determinable, or otherwise, that are reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

            Section 3.7 Conduct of the Business Since Partnership Unaudited Balance Sheet Date. Except as expressly contemplated by this Agreement and except as set forth on Schedule 3.7 of the Company Disclosure Letter, since the Partnership Unaudited Balance Sheet Date, (a) the business and operations of the Company and its subsidiaries have been conducted in the ordinary and usual course in all material respects in accordance with past practices; (b) neither the Company nor any of its subsidiaries has paid or declared any dividend on, or made any distribution with respect to, or purchased or redeemed any of its capital stock or ownership interests; (c) neither the Company nor any of its subsidiaries has (i) granted to any employee, independent contractor, or leased employee of the Company or any of its subsidiaries any increase in compensation (including salaries, fees, commissions, bonuses, profit sharing, incentive, pension, retirement, or other similar payments), except in the ordinary course of business consistent with prior practices, (ii) granted to any employee, independent contractor, or leased employee of the Company or any of its subsidiaries any increase in severance or termination pay, except as was required under employment, severance, or termination agreements in effect as of the Partnership Unaudited Balance Sheet Date, or (iii) entered into any employment, severance, or termination agreement with any such employee, independent contractor, or leased employee; (d) there has been no damage, destruction, or loss, whether or not covered by insurance, that has had or could reasonably be expected to have a Company Material Adverse Effect;

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CUSIP No.   913431-10-2               13D               Page 48 of 121 Pages


(e) there has been no declaration, setting aside, or payment of any dividend or any other distribution with respect to any of the capital stock or other equity interests of the Company or any of its subsidiaries; and (f) there has been no cancellation or waiver of any claims or rights of value that could reasonably be expected to have a Company Material Adverse Effect.

            Section 3.8 Litigation; Orders. Except as affects the oil and gas industry generally, the compression sales and rental business generally, or as set forth on Schedule 3.8 of the Company Disclosure Letter, as of the date hereof there are no Actions (as defined in Section 12.17) pending of which Weatherford, WEUS, the Company, or its subsidiaries have received actual notice or, to the Knowledge (as defined in Section 12.17) of the Weatherford Entities (as defined in Section 12.17), threatened against the Company or any of its subsidiaries that are reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or that would prevent or delay, in any material respect, the consummation of the transactions contemplated by this Agreement. Except as affects the oil and gas industry generally, the compression sales and rental business generally, or as set forth on Schedule
3.8 of the Company Disclosure Letter, as of the date hereof there are, to the Knowledge of the Weatherford Entities, no outstanding judgments, orders, injunctions, decrees, stipulations, or awards (whether rendered by a court or administrative agency or by arbitration) against the Company or any of its subsidiaries, other than those that do not involve amounts in excess of $1,000,000 in the aggregate or those for which adequate reserves have been established in the Partnership Unaudited Financial Statements.

            Section 3.9   Licenses; Approvals.  Except as set forth on Schedule
3.9 of the Company Disclosure Letter, the Company and each of its subsidiaries, as applicable, possess, and have been and continue to be in compliance with, all governmental licenses, permits, franchises, and other authorizations of any Governmental Authority ("Licenses") that are necessary to the ownership or operation of the Business (as defined in Section 12.17) as currently conducted, and all such Licenses are in full force and effect, except where the failure to possess any License or the failure to be in full force and effect is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. No notice has been given, and no proceeding is pending or, to the Knowledge of the Weatherford Entities, is threatened seeking the revocation or limitation of any such License that is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. No License shall be modified, revoked, or shall lapse as a result of the Merger except where such modification, revocation, or lapse would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

            Section 3.10 Labor Matters. Except as set forth on Schedule 3.10 of the Company Disclosure Letter, or as may be required by local laws, there are no collective bargaining or similar agreements relating to the compensation or working conditions of any employees of the Company or any of its subsidiaries to which the Company or any of its subsidiaries is a party or by which any of them is bound. Except as set forth on Schedule 3.10 of

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the Company Disclosure Letter, there is no obligation under any agreement for the Company or any of its subsidiaries to recognize or bargain with any labor organization or union on behalf of its employees. Neither the Company nor any of its subsidiaries is subject to any proceeding or, to the Knowledge of the Weatherford Entities, has been charged or threatened with a charge asserting that it or any subsidiary has committed an unfair labor practice, in any case that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No representation election petition has been filed by the employees of the Company or any of its subsidiaries, and no Weatherford Entity has any Knowledge of any union organizational or representational activity involving any of the employees. There are no picketing, strikes, or any material slowdowns, work stoppages, disturbances, other "concerted actions," lockouts, arbitrations, grievances, or other labor disputes involving the Company or any of its subsidiaries, pending, or to the Knowledge of the Weatherford Entities, threatened, in any case that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its subsidiaries has taken any action that would constitute a "mass layoff" or "plant closing" within the meaning of the Worker Adjustment and Retraining Notification Act or otherwise trigger notice requirements under any similar foreign, state, or local plant closing law.

            Section 3.11   Compliance with Laws.  Except as set forth on
Schedule 3.11 of the Company Disclosure Letter, the Company and its subsidiaries have conducted the Business in compliance with all arbitration awards, statutes, laws, executive orders, regulations, ordinances, rules, judgments, orders, or decrees applicable thereto (other than with respect to Environmental Laws (as hereinafter defined), which are governed solely by
Section 3.14, and with respect to Tax matters, which are governed solely by
Section 3.15), except for violations or failures so to comply, if any, that are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Schedule 3.11 of the Company Disclosure Letter, to the Knowledge of the Weatherford Entities, no condition or state of facts exists that would reasonably be expected to provide a valid basis for any assertion that the Business has not been so conducted.

            Section 3.12 Insurance. Schedule 3.12 of the Company Disclosure Letter sets forth a list of all insurance policies issued in favor of the Company or its subsidiaries which relate to the Business, and all of such policies are currently in force and effect.

            Section 3.13   Material Contracts. (a) Except as set forth on
Schedule 3.13 of the Company Disclosure Letter, as of the date hereof neither the Company nor any of its subsidiaries is a party to or bound by any lease, agreement, or other contract or legally binding contractual right or obligation of a type described below (collectively, "Company Material Contracts"):

                      (i) any written employment agreement with any employee of the Company or any of its subsidiaries providing for annual base compensation in excess of $100,000 per year;

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CUSIP No.   913431-10-2               13D               Page 50 of 121 Pages


                      (ii) any collective bargaining agreement with any labor union covering the employees of the Company or any of its subsidiaries;

                      (iii) any contract that would be required to be filed by the Company or any of its subsidiaries with the Securities and Exchange Commission (the "SEC") as exhibits to an Annual Report on Form 10-K if the Company or any of its subsidiaries had securities registered under the 1934 Act;

                      (iv) any agreement for capital expenditures or the acquisition or construction of fixed assets that requires aggregate future payments outside the ordinary course of business in excess of $2,000,000, excluding expenditures for inventory and raw materials relating to the fabrication or sale of equipment and parts in the ordinary course of business;

                      (v) any indenture, mortgage, loan, credit, sale-leaseback, guarantee, or other agreement under which the Company or any of its subsidiaries has borrowed money in excess of $2,500,000 or issued, or otherwise become obligated in connection with, any note, bond, indenture, security interest, or other evidence of indebtedness for borrowed money, sold and leased back assets, or guaranteed indebtedness for money in excess of $2,500,000 borrowed by others (excluding hedge, swap, exchange, or similar agreements entered into in the ordinary course of business);

                      (vi) any agreement that constitutes a lease under which the Company or any of its subsidiaries is the lessor or lessee of real or personal property, that (A) cannot be terminated by the Company or a subsidiary, as the case may be, without penalty upon not more than 180 calendar day's notice and (B) involves an annual base rental in excess of $500,000, excluding leases under the Synthetic Leases and leases of compressors and related equipment to customers in the ordinary course of business; or

                      (vii)   any other agreement not referenced in subsections
(i) through (vi) of this Section 3.13(a) that creates or imposes non-competition obligations on the Company or any of its subsidiaries.

                (b) Except as set forth on Schedule 3.13 of the Company Disclosure Letter, each Company Material Contract listed on Schedule 3.13 of the Company Disclosure Letter is a valid and binding obligation of the Company or a subsidiary, as the case may be, enforceable against the Company or the subsidiary, as the case may be, in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general application with respect to creditors, (ii) general principles of equity, and (iii) the power of a court to deny enforcement of remedies generally based upon public policy. Except as set forth on Schedule
3.13 of the Company Disclosure Letter, the Company and its subsidiaries have, performed all obligations required to be performed by them through the date hereof under the Company Material Contracts listed on Schedule 3.13 of the


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Company Disclosure Letter, other than any such obligations the failure of which to perform are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, and are not (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder, except in any such case for such breaches or defaults that are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

            Section 3.14   Environmental Matters.  Except as set forth in
Schedule 3.14 of the Company Disclosure Letter:

                (a) The Company and its subsidiaries possess, and are in compliance with, all permits (including air emission permits), licenses, and government authorizations and have filed all notices and registrations that are required under local, state, federal, and foreign laws relating to the protection of the environment, ecology, pollution control, product registration, workplace health and safety, and hazardous materials ("Environmental Laws") applicable to the Company or any of its subsidiaries, its compressors and other assets, and the Company and its subsidiaries are in compliance with, and the Business is being operated in compliance with, all applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules, and timetables contained in those laws or contained in any other law, regulation, code, plan, order, decree, judgment, notice, permit, or demand letter issued, entered, promulgated, or approved thereunder, except where the failure to possess such licenses and authorizations or be or operate the Business in compliance therewith or to make such filings would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

                (b) Neither the Company nor any of its subsidiaries has received notice of actual or threatened liability under the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") or any similar foreign, state, or local statute or ordinance from any Governmental Authority or any third party, and no Weatherford Entity has any Knowledge of facts or circumstances that would reasonably be expected to form the basis for the assertion of any claim against the Company or any of its subsidiaries under any Environmental Laws including, without limitation, CERCLA or any similar local, state, or foreign law with respect to any on-site or off-site location, which notice or claim would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

                (c) Neither the Company nor any of its subsidiaries has entered into or agreed to or contemplates entering into any consent decree or order, and none of such entities is subject to any judgment, decree, or judicial or administrative order, relating to compliance with, or the cleanup of hazardous materials under, or compliance with any applicable Environmental Laws compliance with which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

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                (d)   No Weatherford Entity has received notice that the
Company or any of its subsidiaries or any of its or their owned or leased properties is subject to any claim, obligation, liability, loss, damage, or expense of whatever kind or nature, contingent or otherwise (except for those matters the consequences of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect), incurred or imposed or based upon any provision of any Environmental Law and arising out of any act or omission of any of the Weatherford Entities, any of their employees, agents, or representatives or, to the Knowledge of any of the Weatherford Entities, arising out of the ownership, use, control, or operation by any of the Weatherford Entities of any plant, facility, site, area, or property (including, without limitation, any plant, facility, site, area, or property currently or previously owned or leased by the Company, its subsidiaries, or their predecessors) from which any Hazardous Materials were released into the environment, except where the consequences of such release would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (the term "release" meaning any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment, and the term "environment" meaning any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air);

                (e) To the Knowledge of any of the Weatherford Entities, none of the properties owned, leased, or used by the Company or any of its subsidiaries contains any friable asbestos, regulated PCBs, or underground storage tanks, except where the presence of such would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

                (f) None of the Company or its subsidiaries is, or to the Knowledge of any of the Weatherford Entities, has been, subject to any administrative or judicial proceeding pursuant to, and, to the Knowledge of any of the Weatherford Entities, none has been alleged to be in violation of, applicable Environmental Laws or regulations any time during the past five years, except where the consequences of any such proceeding, allegation, or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

            As used in this Section 3.14, the term "Hazardous Materials" means any waste, pollutant, hazardous substance, toxic, ignitable, reactive or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the use, handling, disposal of, or exposure to which by the Company or any of its subsidiaries or any of their respective agents, contractors, and employees is governed by or subject to any applicable law, rule or regulation of any Governmental Authority.


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            Section 3.15   Taxes.  Except as set forth on Schedule 3.15 of the
Company Disclosure Letter, (a) (i) the Company and each of its subsidiaries have filed or caused to be filed when due all material state, local, and foreign Tax Returns (as defined in Section 12.17) in connection with and in respect of the Business, and, except for Taxes (as defined herein) that are being contested in good faith and for which the Company and its subsidiaries have made adequate provision, the Company and each of its subsidiaries have timely paid and discharged all Tax obligations shown thereon; (ii) such Tax Returns in all material respects correctly and accurately reflect the facts regarding the income, business, and assets, operations, activities, status, or other matters of the Company and each of its subsidiaries, and any other information required to be shown thereon, and are not subject to accuracy-related penalties under any applicable state, local, or foreign Tax law or any predecessor provision of such law; (iii) neither the Company nor any of its subsidiaries has received any notice of any state, local, or foreign Tax deficiency outstanding, proposed, or assessed against or allocable to it, nor has any of them executed any waiver of any statute of limitations on the assessment or collection of any state, local, or foreign Tax, or executed or filed with any state, local, or foreign governmental body any agreement now in effect extending the period for assessment or collection of any state, local, or foreign Taxes against the Company or any of its subsidiaries; (iv) there are no liens for any state, local, or foreign Taxes payable upon the assets of the Company or any of its subsidiaries, other than statutory liens for Taxes not yet due and payable or being contested in good faith; (v) the Company and each of its subsidiaries have made provision for all state, local, or foreign Taxes payable by the Company and its subsidiaries for which no Tax Return has yet been filed; and (vi) there is no action, suit, proceeding, audit, or claim now proposed, pending or, to the Knowledge of the Weatherford Entities, threatened against or with respect to the Company or any of its subsidiaries in respect of any state, local, or foreign Tax where there is a reasonable possibility of an adverse determination. For purposes of this Agreement, "Tax" or "Taxes" means taxes of any kind, levies or other like assessments, customs, duties, imposts, charges, or fees, including, without limitation, income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, license, payroll, transaction, capital, net worth, and franchise taxes, estimated taxes, withholding, employment, social security, workers compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer, and gains taxes or other governmental taxes imposed or payable to the United States, or any state, county, local, or foreign government or subdivision or agency thereof, and in each instance such term shall include any interest, penalties, or additions to tax attributable to any such Tax, including penalties for the failure to file any Tax Return.

                (b) None of the assets of the Company or any subsidiary is property that the Company is required to treat as being owned by any other Person pursuant to the "safe harbor lease" provisions of former Section 168(f)(8) of the Code.

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                (c)   None of the assets of the Company or any subsidiary
directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

                (d) None of the assets of the Company or any subsidiary is "tax-exempt use property" within the meaning of Section 168(h) of the Code.

                (e) Neither the Company nor any subsidiary has agreed to make, nor is any of them required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

                (f) Neither the Company nor any subsidiary has participated in, nor will any of them participate in, an international boycott within the meaning of Section 999 of the Code.

                (g) Neither the Company nor any subsidiary has filed a consent pursuant to the collapsible corporation provisions of Section 341(f) of the Code (or any corresponding provision of state, local, or foreign income tax law) or agreed to have Section 341(f)(2) of the Code (or any corresponding provision of state, local, or foreign income tax law) apply to any disposition of any asset owned by any of them.

            Section 3.16 Employee Benefit Plans. (a) Schedule 3.16 of the Company Disclosure Letter is a list of each of the following that is currently sponsored, maintained, or contributed to by the Company or any of its subsidiaries for the benefit of its or their employees:

                      (i) each "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) regardless of whether such plan is maintained outside of the U.S. or primarily for the benefit of persons substantially all of whom are non-resident aliens (sometimes collectively referred to herein as "Company Pension Plans");

                      (ii) each "employee welfare benefit plan" (as defined in Section 3(l) of ERISA) regardless of whether such plan is maintained outside of the U.S. or primarily for the benefit of persons substantially all of whom are non-resident aliens (hereinafter a "Company Welfare Plan");

                      (iii) each stock option, stock purchase, incentive, deferred compensation plans or arrangements, vacation, change in control, stay-on bonus plans or arrangements, and other material employee compensation and fringe benefit plans or agreements, maintained, contributed to, or pursuant to which the Company or any of its subsidiaries have any current liability (all the foregoing in subparagraphs (i), (ii) and (iii) being herein called "Company Benefit Plans"), and each Company Benefit Plan currently enjoying any special tax status is noted as such. The Company has made available to Parent true, complete, and correct copies of (i) each Company Benefit Plan and any subsequently adopted amendments thereto (or, in the case of unwritten Company Benefit Plans, descriptions thereof), (ii) the most recent annual report on

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Form 5500 filed with respect to each Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Company Benefit Plan for which such a summary plan description is required (with all summaries of material modifications provided after the most recent summary plan description was distributed), (iv) each trust agreement and group annuity contract relating to any Company Benefit Plan, and (v) each favorable determination letter from the Internal Revenue Service with respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

                (b) All Company Benefit Plans are and have been administered in compliance with their terms and all applicable laws, including, without limitation, ERISA, the Code, and any other applicable law, except where the failure to so administer the Company Benefit Plans or to comply with such laws is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Pension Plan intended to be qualified under Section 401(a) of the Code has received a determination letter (or will receive a determination letter within the applicable remedial amendment period) or is a standard prototype plan and continues to satisfy the requirements for such qualification. There are no pending or, to the Knowledge of the Weatherford Entities, threatened investigations by any governmental entity, termination proceedings, or other claims (except claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings against or involving any Company Benefit Plan or asserting any rights or claims to benefits under any Company Benefit Plan that are reasonably expected to result in a liability in excess of $200,000 individually or $1,000,000 in the aggregate.

                (c) All contributions to, and payments from, the Company Benefit Plans required to be made in accordance with the Company Benefit Plans have been timely made in accordance with the terms of the Company Benefit Plans and applicable law, other than contributions or payments the failure of which to make are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

                (d) No Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA.

                (e) (i) No "prohibited transaction" (under Section 4975 of the Code or Section 406 of ERISA) has occurred with respect to any Company Benefit Plan, (ii) there has been no breach of any fiduciary duty with respect to any Company Benefit Plan, and (iii) neither the Company nor any of its subsidiaries has incurred any excise taxes or penalties with respect to any violation of applicable law with respect to any Company Benefit Plan, other than, in the case of (i), (ii), and (iii) those that are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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                (f)   Neither the Company nor any of its subsidiaries maintains
or contributes to any Company Welfare Plan that could not be terminated by the Company or any of its subsidiaries without material liability, and neither the Company nor any of its subsidiaries maintains or contributes to any plan or arrangement which provides or has any liability to provide life insurance or medical or other employee welfare benefits to any employee or former employee upon his or her retirement or termination of employment, except to the extent such benefits are required to satisfy the minimum requirements under Part 6 of Subtitle B of Title 1 of ERISA or any similar state or foreign law.

                (g) Except as set forth on Schedule 3.16 of the Company Disclosure Letter, or as otherwise provided or contemplated by the terms of this Agreement, the execution, delivery and performance of, and consummation of the transactions contemplated by, this Agreement will not (i) entitle any current or former employee, director, officer, independent contractor, or leased employee of the Company or any of its subsidiaries to severance pay or any other payment, or (ii) accelerate the time of payment or vesting of, or increase the amount of, compensation due any such person.

                (h) Schedule 3.16 of the Company Disclosure Letter contains a list of the names of the employees (the "Employees") of the Company and its subsidiaries who own options to purchase common stock, par value $1.00 per share, of Weatherford ("Weatherford Common Stock"), the number of shares of Weatherford Common Stock subject to such options, and the vesting schedule and the exercise price applicable to such options. At the Effective Time, each then unvested option to purchase Weatherford Common Stock that is held by an Employee (the "Employee Options") shall be canceled. Except as set forth on
Schedule 3.16 of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement and/or the Stockholders' Agreement will not accelerate the vesting or exercise date of any Employee Options.

            Section 3.17 Brokerage Fees and Commissions. Except for Simmons & Company International, no broker, finder, or financial adviser has acted directly or indirectly as such for, or is entitled to any compensation from, any Weatherford, Entity in connection with this Agreement or the transactions contemplated hereby. Weatherford and WEUS will be solely responsible for the payment of any and all fees to Simmons & Company International, and Parent and the Company shall have no liability or responsibility therefor.

            Section 3.18 Tax Treatment. Neither the Company nor, to the Knowledge of the Weatherford Entities, any of its affiliates (as defined in Section 12.17) has taken, has agreed or failed to take, or intends to take any action or has any Knowledge of any fact or circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code (a "368 Reorganization") if consummated in accordance with this Agreement.

            Section 3.19 Proxy Statement. None of the information to be supplied by Weatherford, WEUS or the Company for inclusion in the proxy statement to be distributed in connection with the Parent Stockholders' Meeting

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(as defined in Section 12.17) to vote upon the issuance of the Parent Common
Stock to WEUS pursuant to this Agreement (the "Proxy Statement") will, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto and at the time of the Parent Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by any Weatherford Entity with respect to information supplied by Parent, Merger Subsidiary or their representatives for inclusion therein.

            Section 3.20 No Excess Parachute Payments. Except as disclosed in Schedule 3.20 of the Company Disclosure Letter, no amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer, or director of the Company or any of its subsidiaries who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) would be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code) or would be non-deductible by reason of Code Section 162(m).

            Section 3.21 Certain Business Relationships With Affiliates. Except as set forth on Schedule 3.21 of the Company Disclosure Letter, no affiliate of the Company or of any of its subsidiaries (a) owns any property or right, tangible or intangible, which is used in the Business, (b) to the Knowledge of the Weatherford Entities, has any claim or cause of action against the Company or any of its subsidiaries, or (c) owes any money to, or is owed any money by, the Company or any of its subsidiaries. Schedule 3.21 of the Company Disclosure Letter describes any material transactions or relationships between the Company, its subsidiaries, and any affiliate thereof which have occurred or existed since December 31, 1999.

            Section 3.22 Title; Assets. The Company and each of its subsidiaries has good and indefeasible title to, or a valid interest in, all of its real property, and good title to, or a valid interest in, all of its compressors and other material personal property and assets reflected on the Partnership Unaudited Financial Statements as owned or leased by it or otherwise used in the Business, in each case free and clear of all Liens, except for Permitted Encumbrances (as defined in Section 12.17) or as set forth on Schedule 3.22 of the Company Disclosure Letter. Except as set forth in
Schedule 3.22 of the Company Disclosure Letter and except for obligations created after the date of this Agreement as permitted by this Agreement, neither the Company nor any of its subsidiaries has any legal obligation, absolute or contingent, to sell, lease, or otherwise dispose of any of its real property, compressors, or other material personal property and assets, other than pursuant to mortgages and security interests incurred in the ordinary course of business, Permitted Encumbrances, or as disclosed on Schedule 3.22 of the Company Disclosure Letter.

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            Section 3.23   Ownership of Parent Common Stock.  Immediately prior
to the execution of this Agreement, none of Weatherford or its "affiliates" (as defined in Section 203 of the DGCL) or "associates" (as defined in Section 203 of the DGCL) is an "interested stockholder" (as defined in Section 203 of the
DGCL) of Parent.

                                  ARTICLE IV

          Representations and Warranties of Parent and Merger Subsidiary
          --------------------------------------------------------------

            Parent and Merger Subsidiary represent and warrant to Weatherford, WEUS, Benstar and the Company as follows:

            Section 4.1 Organization and Qualification. Parent, Merger Subsidiary, and each subsidiary of Parent are corporations duly incorporated and validly existing as corporations in good standing under the laws of the jurisdictions of their incorporation, with full corporate power and authority to own, lease, and operate their assets and properties and to conduct their businesses as they are now conducted. Parent and each of its subsidiaries are duly registered or qualified to transact business and in good standing in each jurisdiction, domestic or foreign, in which the conduct of their respective business or their ownership or leasing of property requires such registration or qualification, except to the extent that the failure to be so qualified or to be in good standing is not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined in Section 12.17). Parent has heretofore furnished to the Company true and correct copies of the certificate of incorporation, bylaws, and other organizational documents (the "Parent Organizational Documents") of Parent and each of its subsidiaries as currently in effect. The Parent Organizational Documents are in full force and effect, and the Parent is not in violation thereof. As used in this Agreement, the terms, "subsidiary" or "subsidiaries" when used in connection with or reference to the Parent, shall mean the Persons in which the Parent directly or indirectly holds an ownership interest, each of which is set forth in Schedule 4.2(b) of the Parent Disclosure Letter (as defined in Section 12.17).

            Section 4.2 Capitalization. (a) The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of October 20, 2000, there were issued and outstanding 14,664,038 shares of Parent Common Stock (the "Parent Shares") including 13,242 shares of treasury stock and options to purchase an aggregate of 881,194 shares of Parent Common Stock, and a total of 1,906,361 shares reserved for issuance under the Parent's Benefit Plans listed on Schedule 4.2(a). The Parent Shares are all of the issued and outstanding shares of capital stock of Parent and have been duly authorized and validly issued and are fully paid and non-assessable and free of preemptive rights. Except as set forth in this Section 4.2 and except for changes since June 30, 2000 resulting from the exercise of stock options outstanding as of June 30, 2000, or the grant of stock based compensation to directors or employees, there

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are not any Commitments relating to the issued or unissued capital stock of
Parent obligating Parent or any of its subsidiaries to issue or sell any additional shares of capital stock of Parent or any other securities convertible into or evidencing the right to subscribe for any shares of capital stock of Parent. There are no outstanding contractual obligations of Parent or any of its subsidiaries to repurchase, redeem, or otherwise acquire any equity interests in Parent or to pay any dividend or make any other distribution in respect thereof.

                (b) All of the issued and outstanding shares of capital stock of each subsidiary of Parent have been duly authorized and validly issued, are fully paid and non-assessable, and are owned by Parent, or indirectly through one of its subsidiaries, free and clear of any Lien, option, right of first refusal, and limitation on voting rights, except for Liens, options, rights of first refusal, and limitations on voting rights, individually or in the aggregate that do not and would not have a Parent Material Adverse Effect. Included in Schedule 4.2(b) of the Parent Disclosure Letter is a list of each subsidiary of Parent and the ownership interest of Parent and each of its subsidiaries therein and, with respect to each subsidiary that is not wholly owned, of any other Person. There are not any Commitments relating to the issued or unissued capital stock of any of Parent's subsidiaries obligating Parent or any of its subsidiaries to issue or sell any additional shares of capital stock of any subsidiary of Parent, or any other securities convertible into or evidencing the right to subscribe for any shares of capital stock of any subsidiary of Parent. There are no outstanding contractual obligations of Parent or any of its subsidiaries to repurchase, redeem, or otherwise acquire any equity interests in such subsidiary or to pay any dividend or make any other distribution in respect thereof. Other than the subsidiaries of Parent included in Schedule 4.2(b) of the Parent Disclosure Letter, neither Parent nor any of its subsidiaries holds any ownership interest in any other Person. As of the date hereof and immediately prior to the Effective Time, record owners of all of the issued and outstanding capital stock and other equity interests of all subsidiaries of Parent are and will be set forth on Schedule 4.2(b) of the Parent Disclosure Letter.

                (c) Except as set forth on Schedule 4.2(c) of the Parent Disclosure Letter, the consummation of the transactions contemplated by this Agreement and/or the Stockholders' Agreement will not accelerate the vesting or exercise date of any outstanding options issued by Parent or any of its subsidiaries pursuant to any option plan or option agreement to purchase Parent Common Stock, and no director, independent contractor, or employee of the Company will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any Parent Employee Plan (as hereinafter defined) or employment or severance agreement with any employee, director or officer of Parent or any of its subsidiaries as a result of the consummation of the transactions contemplated by this Agreement or the Stockholders' Agreement.


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                (d)   The shares of Parent Common Stock to be issued as the
Merger Consideration and upon the exercise of any options granted pursuant to
Section 1.3 have been duly authorized and reserved for issuance and, when issued and delivered in accordance with the terms of this Agreement or the relevant option agreements, as applicable, will have been validly issued and will be fully paid and non-assessable (assuming, in the case of options, the payment of the exercise price), and the issuance thereof is not subject to any preemptive or other similar right.

            Section 4.3 Authorization. Parent and Merger Subsidiary have the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. Parent, as sole stockholder of Merger Subsidiary, and the Board of Directors of Parent have by unanimous written consent (a) determined that participating in the Merger is in the best interests of Parent and Merger Subsidiary and their stockholders, (b) approved this Agreement and the Merger, and (c) authorized the issuance of the Parent Common Stock to be issued in connection with the Merger. Except for the Parent Stockholders' Approval (as defined in Section 12.17), no other corporate proceedings on the part of Parent, Merger Subsidiary, or any of Parent's subsidiaries are necessary to authorize the execution and delivery of this Agreement or the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby. This Agreement has been duly authorized, executed, and delivered by Parent and Merger Subsidiary and constitutes the valid and binding obligation of each of them, enforceable against each of them in accordance with its terms, subject to (x) applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general application with respect to creditors, (y) general principles of equity and (z) the power of a court to deny enforcement of remedies generally based upon public policy.

            Section 4.4 Consents and Approval; No Violation. Except as set forth in Schedule 4.4 of the Parent Disclosure Letter and except for the Parent Stockholders' Approval, neither the execution and delivery of this Agreement by Parent or Merger Subsidiary, nor the consummation by Parent or Merger Subsidiary of the transactions contemplated by this Agreement, will: (a) require any consent, approval, authorization, or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing of a certificate of merger in accordance with the DGCL and articles of merger in accordance with the TBCA, (ii) compliance with any applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), and foreign or state securities or Blue Sky laws, (iii) in connection with the HSR Act, (iv) in connection with the filing of premerger notification information with the Canadian Competition Bureau and the expiration of the applicable waiting period(s) under Part IX of the Competition Act (Canada) and the filing with Industry Canada under the Investment Canada Act, (v) any regulatory approvals or routine governmental consents normally acquired after the consummation of transactions such as transactions of the nature contemplated by this Agreement, or (vi) where the failure to obtain such consent, approval, authorization, or permit, or to make such filing or notification, is not reasonably expected to

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have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or delay, in any material respect, the consummation of the transactions contemplated by this Agreement; (b) conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, or acceleration of, or "put" right with respect to, any obligation to or loss of a material benefit under, or result in the creation of any Lien, upon any of the properties or assets of Parent or any of its subsidiaries under any provision of (i) any of the Parent Organizational Documents, (ii) any material loan, credit agreement, bond, or indenture applicable to Parent or any of its subsidiaries or any of their respective properties or assets, (iii) any other note, mortgage, lease, agreement, instrument, permit, concession, franchise, or license, in each case that is material to Parent and its subsidiaries taken as a whole and that is applicable to Parent or any of its subsidiaries or any of their respective properties or assets, or (iv) subject to the governmental filings and other matters referenced by clause (a) above, any law or arbitration award applicable to Parent or any of its subsidiaries or any of their respective properties or assets, except as identified in Schedule 4.4 of the Parent Disclosure Letter and except for such violations or defaults (or rights of termination, cancellation, or acceleration) as to which requisite waivers or consents have been obtained or will be obtained prior to the Effective Time or (other than in clause (b)(ii)) that are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or delay, in any material respect, the consummation of the transactions contemplated by this Agreement; or (c) assuming compliance with the matters referred to in clause
(a) above and assuming Parent Stockholders' Approval is obtained, violate any order, writ, injunction, decree, statute, rule, or regulation applicable to Parent or any of its subsidiaries, or any of their assets, except for violations which are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or delay, in any material respect, the consummation of the transactions contemplated by this Agreement.

            Section 4.5 SEC Filings. (a) Parent has furnished to the Company (i) Parent's annual report on Form 10-K for the fiscal year ended March 31, 2000 ("Parent 10-K"), (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended after March 31, 2000, (iii) its proxy or information statements relating to meetings of or actions taken without a meeting by Parent's stockholders held since March 31, 2000, and (iv) all of its other reports, statements, schedules, and registration statements filed with the SEC since March 31, 2000 (the documents referred to in this Section 4.5(a) being referred to collectively as the "Parent SEC Filings"). The Parent's quarterly report on Form 10-Q for its fiscal quarter ended June 30, 2000 is referred to herein as the "Parent 10-Q."

                (b) As of its filing date, each Parent SEC Filing complied as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act.

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                (c)   As of its filing date, each Parent SEC Filing filed
pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

                (d) Each such registration statement as amended or supplemented, if applicable, filed pursuant to the 1933 Act did not, as of the date such statement or amendment became effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

            Section 4.6 Financial Statements. (a) The audited consolidated financial statements and the unaudited interim consolidated financial statements of Parent included in the Parent SEC Filings comply in all material respects with applicable accounting requirements, present fairly the consolidated financial position, results of operations, and changes in financial position of Parent and its subsidiaries as of the respective dates or for the respective periods to which they apply in accordance with GAAP, and are consistent with the books and records of Parent and its subsidiaries. For purposes of this Agreement, "Parent Unaudited Balance Sheet" means the consolidated balance sheet of Parent as of June 30, 2000 set forth in the Parent 10-Q and "Parent Unaudited Balance Sheet Date" means June 30, 2000.

                (b) Parent has heretofore furnished to Weatherford the audited consolidated balance sheets of Gas Compression Services, Inc., a Michigan corporation ("GCSI"), as of July 31, 1999 and July 31, 2000, and the related consolidated statements of income, stockholders' equity and cash flow for the years then ended, all certified by Follmer, Rudzewicz & Co., P.C., whose unqualified reports thereon are included therewith. To Parent's Knowledge, such financial statements (including the footnotes thereto) were prepared in accordance with GAAP consistently applied, and present fairly, in all material respects, GCSI's consolidated financial condition, results of the operations and cash flows as of the dates and for the periods presented.

            Section 4.7 Undisclosed Liabilities. Except as set forth in the Parent SEC Filings or as reflected, reserved against, or otherwise disclosed in the Parent Unaudited Balance Sheet, Parent did not have, at the Parent Unaudited Balance Sheet Date, and, except as have been incurred in the ordinary course of business since the Parent Unaudited Balance Sheet Date, does not have, at the date hereof, any liabilities or obligations, whether accrued, contingent, absolute, determined, determinable, or otherwise, that are reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

            Section 4.8 Conduct of the Business Since Parent Unaudited Balance Sheet Date. Except as expressly contemplated by this Agreement and except as set forth on Schedule 4.8 of the Parent Disclosure Letter, since the Parent Unaudited Balance Sheet Date, (a) the business and operations of Parent and its subsidiaries have been conducted in the ordinary and usual course in

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all material respects in accordance with past practices, (b) Parent has not paid or declared any dividend on, or made any distribution with respect to, or purchased or redeemed any of its capital stock, (c) there has been no damage, destruction, or loss, whether or not covered by insurance, that has or reasonably could be expected to have a Parent Material Adverse Effect; and (d) there has been no cancellation or waiver of any claims or rights of value that could reasonably be expected to have a Parent Material Adverse Effect.

            Section 4.9 Litigation; Orders. Except as set forth in the Parent SEC Filings, as affects the oil and gas industry generally, the compression sales and rental business generally, or as set forth on Schedule
4.9 of the Parent Disclosure Letter, as of the date hereof, there are no Actions pending of which Parent or its subsidiaries have received actual notice or, to the Knowledge of Parent or any of its subsidiaries, threatened against Parent or any of its subsidiaries that are reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that would prevent or delay, in any material respect, the consummation of the transactions contemplated by this Agreement. Except as set forth in the Parent SEC Filings, as affects the oil and gas industry generally, the compression sales and rental business generally, or as set forth on Schedule 4.9 of the Parent Disclosure Letter, as of the date hereof, there are, to the Knowledge of Parent or any of its subsidiaries, no outstanding judgments, orders, injunctions, decrees, stipulations, or awards (whether rendered by a court or administrative agency or by arbitration) against Parent or any of its subsidiaries other than those that do not involve amounts in excess of $1,000,000 in the aggregate or those for which reserves have been established in the Parent Unaudited Financial Statements.

            Section 4.10   Licenses; Approvals.  Except as set forth in
Schedule 4.10 of the Parent Disclosure Letter, Parent and its subsidiaries possess, and have been and continue to be in compliance with, all Licenses that are necessary to the ownership or operation of their business as currently conducted, and all such Licenses are in full force and effect, except where the failure to possess any License or the failure to be in full force and effect is not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as set forth in Schedule 4.10 of the Parent Disclosure Letter, no notice has been given, and no proceeding is pending or, to the Knowledge of Parent or any of its subsidiaries, threatened seeking the revocation or limitation of any such License that is reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as set forth in Schedule 4.10 of the Parent Disclosure Letter, no License shall be modified, revoked, or shall lapse as a result of the Merger except where such modification, revocation, or lapse would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

            Section 4.11 Labor Matters. Except as set forth in the Parent SEC Filings, or as may be required by local laws, there are no collective bargaining or similar agreements relating to the compensation or working conditions of any employees of Parent or any of its subsidiaries to which

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Parent or any of its subsidiaries is a party or by which any of them is bound.
Neither Parent nor any of its subsidiaries is the subject of any proceeding or, to the Knowledge of Parent or its subsidiaries, has been charged or threatened with a charge asserting that it or any subsidiary has committed an unfair labor practice, in any case that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No material work stoppage against Parent or any of its subsidiaries is pending or, to Parent's Knowledge, threatened. Neither Parent nor any of its subsidiaries is involved in or, to Parent's Knowledge, is threatened with any picketing, strikes, or any material slowdowns, work stoppages, disturbances, other "concerted actions," lockouts, arbitrations, grievances, labor dispute, arbitration, lawsuit, or administrative proceeding relating to labor matters involving the employees of Parent or any of its subsidiaries (excluding routine workers' compensation claims) that is reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

            Section 4.12   Compliance with Laws.  Except as set forth on
Schedule 4.12 of the Parent Disclosure Letter, Parent and its subsidiaries have conducted their business in compliance with all arbitration awards, statutes, laws, executive orders, regulations, ordinances, rules, judgments, orders, or decrees applicable thereto (other than Environmental Laws which are governed solely by Section 4.14 and with respect to Tax matters, which are governed solely by Section 4.15), except as set forth in the Parent SEC Filings and except for violations or failures so to comply, if any, that are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent or any of its subsidiaries, no condition or state of facts exists that would reasonably be expected to provide a valid basis for any assertion that the business of Parent and its subsidiaries has not been so conducted.

            Section 4.13   Material Contracts.  (a) Except as set forth on
Schedule 4.13 of the Parent Disclosure Letter, or as filed as exhibits to its SEC filings, as of the date hereof neither Parent nor any of its subsidiaries is a party to or bound by any lease, agreement, or other contract or legally binding contractual right or obligation of a type described below (collectively, "Parent Material Contracts"):

                      (i) any written employment agreement with any employee of Parent or any of its subsidiaries providing for annual base compensation in excess of $100,000 per year;

                      (ii) any collective bargaining agreement with any labor union covering the employees of Parent or any of its subsidiaries;

                      (iii) any contract required to be filed by Parent or any of its subsidiaries with the SEC as exhibits to its Annual Report on Form 10-K;

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                      (iv)   any agreement for capital expenditures or the
acquisition or construction of fixed assets that requires aggregate future payments outside the ordinary course of business in excess of $2,000,000, excluding expenditures for inventory and raw materials relating to the fabrication or sale of equipment and parts in the ordinary course of business;

                      (v) any indenture, mortgage, loan, credit, sale-leaseback, guarantee, or other agreement under which Parent or any of its subsidiaries has borrowed money in excess of $2,500,000 or issued, or otherwise become obligated in connection with, any note, bond, indenture, security interest, or other evidence of indebtedness for borrowed money, sold and leased back assets, or guaranteed indebtedness for money in excess of $2,500,000 borrowed by others (excluding hedge, swap, exchange, or similar agreements entered into in the ordinary course of business);

                      (vi) any agreement that constitutes a lease under which Parent or any of its subsidiaries is the lessor or lessee of real or personal property, that (A) cannot be terminated by Parent or a subsidiary, as the case may be, without penalty upon not more than 180 calendar day's notice and (B) involves an annual base rental in excess of $500,000, excluding leases under the synthetic leases to which Parent or its subsidiaries is a party and leases of compressors to customers in the ordinary course of business; and

                      (vii)   any other agreement not referenced in subsections
(i) through (vi) of this Section 4.13(a) that creates or imposes non-competition obligations on Parent or any of its subsidiaries.

                (b) Except as set forth on Schedule 4.13, each Parent Material Contract is a valid and binding obligation of Parent or a subsidiary of Parent, as the case may be, enforceable against Parent or the subsidiary, as the case may be, in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general application with respect to creditors, (ii) general principles of equity, and (iii) the power of a court to deny enforcement of remedies generally based upon public policy. Except as set forth on Schedule 4.13, Parent and its subsidiaries have performed all obligations required to be performed by them through the date hereof under the Parent Material Contracts, other than any such obligations the failure of which to perform are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and are not (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder, except in any such case for such breaches or defaults that are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

            Section 4.14   Environmental Matters. Except as set forth in
Schedule 4.14 of the Parent Disclosure Letter:

                (a) Parent and its subsidiaries possess, and are in compliance with, all permits (including air emission permits), licenses, and

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government authorizations and have filed all notices and registrations that are required under Environmental Laws applicable to Parent or any of its subsidiaries, its compressors and other assets, and Parent and its subsidiaries are in compliance with, and are operating their respective businesses in compliance with, all applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules, and timetables contained in those laws or contained in any other law, regulation, code, plan, order, decree, judgment, notice, permit, or demand letter issued, entered, promulgated, or approved thereunder, except where the failure to possess such licenses and authorizations or be or operate in compliance therewith or to make such filings would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

                (b) Neither Parent nor any of its subsidiaries has received notice of actual or threatened liability under CERCLA or any similar foreign, state, or local statute or ordinance from any Governmental Authority or any third party, and neither Parent nor any of its subsidiaries has any Knowledge of facts or circumstances that would reasonably be expected to form the basis for the assertion of any claim against Parent or any of its subsidiaries under any Environmental Laws including, without limitation, CERCLA or any similar local, state, or foreign law with respect to any on-site or off-site location, which notice or claim would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

                (c) Neither Parent nor any of its subsidiaries has entered into or agreed to or contemplates entering into any consent decree or order, and none of such entities is subject to any judgment, decree, or judicial or administrative order, relating to compliance with, or the cleanup of hazardous materials under, or compliance with any applicable Environmental Laws compliance with which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

                (d) Neither Parent nor any of its subsidiaries has received notice that Parent or any of its subsidiaries or any of its or their owned or leased properties is subject to any claim, obligation, liability, loss, damage, or expense of whatever kind or nature, contingent or otherwise (except for those matters the consequences of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect), incurred or imposed or based upon any provision of any Environmental Law and arising out of any act or omission of Parent, any of its subsidiaries, any of their employees, agents, or representatives or, to the Knowledge of Parent or any of its subsidiaries, arising out of the ownership, use, control, or operation by Parent or any of its subsidiaries of any plant, facility, site, area, or property (including, without limitation, any plant, facility, site, area, or property currently or previously owned or leased by Parent, its subsidiaries, or their predecessors) from which any Hazardous Materials were released into the environment, except where the consequences of such release would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (the term "release" meaning any spilling,

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leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment, and the term "environment" meaning any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air);

                (e) To the Knowledge of Parent or any of its subsidiaries, none of the properties owned, leased, or used by Parent or any of its subsidiaries contains any friable asbestos, regulated PCBs, or underground storage tanks, except where the presence of such would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and

                (f) None of Parent or its subsidiaries is, or to the Knowledge of Parent or any of its subsidiaries has been, subject to any administrative or judicial proceeding pursuant to, and, to the Knowledge of Parent or any of its subsidiaries, none has been alleged to be in violation of, applicable Environmental Laws or regulations any time during the past five years, except where the consequences of any such proceeding, allegation, or violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

            As used in this Section 4.14, the term "Hazardous Materials" means any waste, pollutant, hazardous substance, toxic, ignitable, reactive or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the use, handling, disposal of, or exposure to which by Parent or any of its subsidiaries or any of their respective agents, contractors, and employees is governed by or subject to any applicable law, rule or regulation of any Governmental Authority.

            Section 4.15 Taxes. (a) (i) Except as set forth on Schedule 4.15 of the Parent Disclosure Letter, Parent and its subsidiaries have filed when due all material Parent Returns (as defined in Section 12.17) in connection with and in respect of their business, and have, except for Taxes that are being contested in good faith, that have corresponding reserves established on the Parent Unaudited Financial Statements (as defined in Section 12.17), and that are set forth on Schedule 4.15, timely paid and discharged all Tax obligations shown thereon; (ii) the Parent Returns in all material respects correctly and accurately reflect the facts regarding the income, business and assets, operations, activities, status, or other matters of Parent and its subsidiaries, and any other information required to be shown thereon, and are not subject to penalties under Section 6662 of the Code, relating to accuracy-related penalties, or any corresponding provision of applicable state, local, or foreign Tax law or any predecessor provision of law; (iii) neither Parent nor any of its subsidiaries has received any notice of any federal, state, local, or foreign Tax deficiency outstanding, proposed, or assessed against or allocable to it, nor has Parent nor any of its subsidiaries executed any waiver of any statute of limitations on the assessment or collection of any federal,

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state, local, or foreign Tax, or executed or filed with any federal, state, local, or foreign governmental body any agreement now in effect extending the period for assessment or collection of any federal, state, local, or foreign Taxes against Parent; (iv) there are no liens for any federal, state, local, or foreign Taxes payable upon the assets of Parent or any of its subsidiaries, other than statutory liens for Taxes not yet due and payable or being contested in good faith; (v) Parent and its subsidiaries have made provision for all Taxes payable by Parent and its subsidiaries for which no Parent Return has yet been filed; and (vi) there is no action, suit, proceeding, audit, or claim now proposed, pending or, to the Knowledge of Parent, threatened against or with respect to Parent or any of its subsidiaries in respect of any federal, state, local, or foreign Tax where there is a reasonable possibility of an adverse determination.

                (b) Except for the "affiliated group" (within the meaning of Section 1504(a) of the Code) of which Parent is currently the "common parent," neither Parent nor any of its subsidiaries has ever been a member of an affiliated group of corporations.

            Section 4.16   Employee Benefit Plans.  (a) Set forth in Schedule
4.16 of the Parent Disclosure Letter is a list of each of the following that is currently sponsored, maintained, or contributed to by Parent or any of its subsidiaries for the benefit of its or their employees: (i) each "employee pension benefit plan" (as defined in Section 3(2) of ERISA) regardless of whether such plan is maintained outside of the U.S. or primarily for the benefit of persons substantially all of whom are non-resident aliens (sometimes collectively referred to herein as "Parent Pension Plans"); (ii) each "employee welfare benefit plan" (as defined in Section 3(l) of ERISA) regardless of whether such plan is maintained outside of the U.S. or primarily for the benefit of persons substantially all of whom are non-resident aliens (hereinafter a "Parent Welfare Plan"); and (iii) each stock option, stock purchase, incentive, deferred compensation plans or arrangements, vacation, change in control, stay-on bonus plans or arrangements, and other material employee compensation and fringe benefit plans or agreements, maintained, contributed to, or pursuant to which Parent or any of its subsidiaries have any current liability (all the foregoing in subparagraphs (i), (ii), and (iii) being herein called "Parent Employee Plans"), and each Parent Employee Plan currently enjoying any special tax status is noted as such. Parent has made available to WEUS true, complete, and correct copies of (i) each Parent Employee Plan and any subsequently adopted amendments thereto (or, in the case of unwritten Parent Employee Plans, descriptions thereof), (ii) the most recent annual report on Form 5500 filed with respect to each Parent Employee Plan (if any such report was required), (iii) the most recent summary plan description for each Parent Employee Plan for which such a summary plan description is required (with all summaries of material modifications provided after the most recent summary plan description was distributed), (iv) each trust agreement and group annuity contract relating to any Parent Employee Plan and (v) each favorable determination letter from the Internal Revenue Service with respect to each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code.

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                (b)   All Parent Employee Plans are and have been administered
in material compliance with their terms and all applicable laws, including, without limitation, ERISA, the Code, and any other applicable law, except where the failure to so administer the Parent Employee Plans or to comply with such laws is not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as set forth in Schedule 4.16 of the Parent Disclosure Letter, each Parent Pension Plan intended to be qualified under Section 401(a) of the Code has received a determination letter (or will receive a determination letter within the applicable remedial amendment period) or is a standard prototype plan and continues to satisfy the requirements for such qualification. Except as set forth in Schedule 4.16 of the Parent Disclosure Letter, there are no pending or, to Parent's Knowledge, threatened investigations by any governmental entity, termination proceedings, or other claims (except claims for benefits payable in the normal operation of the Parent Employee Plans), suits or proceedings against or involving any Parent Employee Plan or asserting any rights or claims to benefits under any Parent Employee Plan that are reasonably expected to result in a liability in excess of $200,000 individually or $1,000,000 in the aggregate.

                (c) All contributions to, and payments from, the Parent Employee Plans required to be made in accordance with the Parent Employee Plans have been timely made in accordance with the terms of the Parent Employee Plans and applicable law; other than contributions or payments the failure of which to make are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

                (d) No Parent Employee Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA.

                (e) (i) No "prohibited transaction" (under Section 4975 of the Code or Section 406 of ERISA) has occurred with respect to any Parent Employee Plan, (ii) there has been no breach of any fiduciary duty with respect to any Parent Employee Plan, and (iii) neither Parent nor any of its subsidiaries has incurred any excise taxes or penalties with respect to any violation of applicable law with respect to any Parent Employee Plans, other than, in the case of (i), (ii), and (iii) those that are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

                (f) Neither Parent nor any of its subsidiaries maintains or contributes to any Parent Employee Plan that could not be terminated by Parent or any of its subsidiaries without material liability, and neither Parent nor any of its subsidiaries maintains or contributes to any plan or arrangement which provides or has any liability to provide life insurance or medical or other employee welfare benefits to any employee or former employee upon his or her retirement or termination of employment, except to the extent such benefits are required to satisfy the minimum requirements under Part 6 of Subtitle B of Title 1 of ERISA or any similar state law.

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                (g)   Except as set forth on Schedule 4.16 of the Parent
Disclosure Letter or as otherwise provided or contemplated by the terms of this Agreement, the execution, delivery and performance of, and consummation of the transactions contemplated by, this Agreement will not (i) entitle any current or former employee, director, officer, independent contractor, or leased employee of the Company or any of its subsidiaries to severance pay or any other payment, or (ii) accelerate the time of payment or vesting of, or increase the amount of, compensation due any such person.

                (h) The consummation of the transactions contemplated by this Agreement and/or the Stockholders' Agreement will not accelerate the vesting or exercise date of any options held by employees of Parent or its subsidiaries.

            Section 4.17 Tax Treatment. Neither Parent nor, to Parent's Knowledge, any of its affiliates has taken, has agreed or failed to take, or intends to take any action or has any Knowledge of any fact or circumstance that would prevent the Merger from qualifying as a 368 Reorganization if consummated in accordance with this Agreement.

            Section 4.18 Proxy Statement. None of the information to be supplied by Parent for inclusion in the Proxy Statement or any amendments thereof or supplements thereto will, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Parent Stockholders' Meeting (as hereinafter defined), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will, as of its mailing date, comply as to form in all material respects with all applicable laws, including the provisions of the 1934 Act and the rules and regulations promulgated thereunder, except that no representation is made by Parent or Merger Subsidiary with respect to information supplied by Weatherford, WEUS, the Company, or any of their representatives for inclusion therein.

            Section 4.19 Parent Stockholders' Approval. The only vote of the holders of any class or series of Parent's capital stock necessary to approve and adopt this Agreement, the Merger, the issuance to WEUS of Parent Common Stock at the Effective Time, and the other transactions contemplated by this Agreement is (i) the approval of the issuance to WEUS and Venstar or their affiliates of Parent Common Stock by the affirmative vote of a majority of the votes cast at a meeting of such stockholders, provided that the total votes cast on such proposals represents over 50% in interest of all securities entitled to vote on such proposals, as required by the regulations of the NYSE and (ii) approval of any amendments to Parent's stock option plan that may be required in connection with the issuance of the New Options.

            Section 4.20 Opinion of Financial Advisor; Board Findings and Recommendations. The financial advisor of Parent, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), has rendered a written opinion

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to Parent to the effect that, as of the date of this Agreement, the consideration to be received by Parent in the Merger is fair from a financial point of view to Parent. A copy of such opinion has heretofore been delivered to WEUS. Parent has been authorized by Merrill Lynch to include such opinion in its entirety in the Proxy Statement, so long as such inclusion is in form and substance reasonably satisfactory to Merrill Lynch and its counsel. Parent's Board of Directors (i) has unanimously approved and adopted this Agreement and the transactions contemplated hereby, including the Merger and the issuance of Parent Common Stock contemplated hereby, (ii) has unanimously determined that this Agreement and the transactions contemplated hereby, including the Merger and the issuance of Parent Common Stock contemplated hereby, are advisable, fair to and in the best interests of the stockholders of Parent and (iii) unanimously recommended (subject to Section 6.13) that the stockholders of Parent approve the issuance of Parent Common Stock contemplated hereby.

            Section 4.21 Brokerage Fees and Commissions. Except for Merrill Lynch, no broker, finder, or financial advisor has acted directly or indirectly as such for, or is entitled to compensation from Parent or Merger Subsidiary in connection with this Agreement or the transactions contemplated hereby. Parent will be solely responsible for the payment of any and all fees to Merrill Lynch, and Weatherford and WEUS shall have no liability or responsibility therefor.

            Section 4.22 Inapplicability of DGCL Section 203. Parent's Board of Directors has taken all actions necessary and appropriate to render the limitations on business combinations contained in Section 203 of the DGCL inapplicable, as of the date hereof and at all times hereafter, to this Agreement, the Stockholders' Agreement, the consummation of the Merger, the issuance to WEUS of Parent Common Stock at the Effective Time, and the other transactions contemplated hereby and thereby.

            Section 4.23 No Excess Parachute Payments. No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer, or director of Parent or any of its subsidiaries who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) would be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code) or would be non-deductible by reason of Code Section 162(m).

            Section 4.24 Certain Business Relationships With Affiliates. No affiliate of Parent or of any of its subsidiaries (a) owns any property or right, tangible or intangible, which is used in the businesses of Parent or its subsidiaries, (b) to the Knowledge of Parent or any of its subsidiaries, has any claim or cause of action against Parent or any of its subsidiaries, or (c) owes any money to, or is owed any money by, Parent or any of its subsidiaries.
Schedule 4.24 of the Parent Disclosure Letter describes any material transactions or relationships between Parent, its subsidiaries, and any affiliate thereof which have occurred or existed since December 31, 1999.

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            Section 4.25   Title; Assets.  Parent and each of its subsidiaries
has good and indefeasible title to, or a valid interest in, all of its real property, and good title to, or a valid interest in, all of its compressors and other material personal property and assets reflected on the Parent Unaudited Financial Statements as owned or leased by it or otherwise used in its business, in each case free and clear of all Liens, except for Permitted Encumbrances or as set forth on Schedule 4.25 of the Parent Disclosure Letter. Except as set forth in Schedule 4.25 of the Parent Disclosure Letter and except for obligations created after the date of this Agreement as permitted by this Agreement, neither Parent nor any of its subsidiaries has any legal obligation, absolute or contingent, to sell, lease, or otherwise dispose of any of its real property, compressors, or other material personal property and assets, other than pursuant to mortgages and security interests incurred in the ordinary course of business, Permitted Encumbrances, or as disclosed on Schedule 4.25 of the Parent Disclosure Letter.

                                   ARTICLE V

                Covenants of Weatherford, WEUS, and the Company
                -----------------------------------------------

            Section 5.1 Conduct of Business. From the date hereof until the Effective Time, except as set forth on Schedule 5.1 and Schedule 5.3 of the Company Disclosure Letter and except as expressly contemplated by this Agreement, or, except as consented to or approved by Parent in writing (which consent or approval will not be unreasonably withheld), the Company (and Weatherford and WEUS solely with respect to paragraph (g)) covenants and agrees that it will and will cause each of its subsidiaries to:

                (a) operate the Business (including the making of capital expenditures) in the ordinary and usual course of business in all material respects in accordance with its current business plan and budget delivered to Parent, including, but not limited to, using its reasonable best efforts to preserve intact its current business organization, keep its physical assets in good working condition, and preserve its relationships with customers, suppliers, and others having business dealings with it to attempt to retain its goodwill and ongoing business in all material respects;

                (b) not make any change or amendment in the certificate of incorporation or bylaws of the Company or any of its subsidiaries (or similar constituent documents of any non-corporate subsidiary including, without limitation, the Partnership) that would have a material adverse effect on Parent or Merger Subsidiary;

                (c) not issue, sell, or agree to issue or sell (i) any shares of its capital stock or other ownership interests or (ii) any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any shares of its capital stock or other ownership interests;

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                (d)   except in the ordinary course of business and consistent
with past practices, or as required by this Agreement, by law or contractual obligations, agreements, or arrangements existing on the date hereof, not (i) increase in any manner the compensation of, or enter into any new bonus or incentive agreement or arrangement with, any of its directors, managers, officers, or other employees, independent contractors, or temporary or leased employees; (ii) pay or agree to pay any pension, retirement allowance, or other employee benefit to any such director, manager, officer, employee, independent contractor, or temporary or leased employee, whether past or present; (iii) enter into any new, or amend any existing, employment, severance, consulting, or other compensation agreement with any existing director, manager, officer, employee, independent contractor, or temporary or leased employee; (iv) commit itself to any additional pension, profit-sharing, deferred compensation, group insurance, severance pay, equity compensation, bonus, incentive, retirement, or other employee benefit plan, fund, or similar arrangement or amend or commit itself to amend any of such plans, funds, or similar arrangements in existence on the date hereof; or (v) except (A) as permitted in Section 5.3 or (B) at the express written request of an employee after providing a copy of such written request to Parent, transfer the employment of any employees to any employer that is not the Company or one of its subsidiaries;

                (e) except as provided in Section 5.3, not (i) sell, transfer, or otherwise dispose of any of its material assets (other than pursuant to purchase options existing on the date hereof), (ii) create or permit to exist any new material Lien on its assets, other than Permitted Encumbrances, (iii) enter into any material joint venture, partnership, or other similar arrangement, or form any other new material arrangement for the conduct of the Business, (iv) purchase, or agree to purchase, any material assets or securities of any Person, or (v) enter into any other material agreement (excluding inventory held for sale and assets manufactured or packaged for sale pursuant to purchase orders or contracts);

                (f) except as provided in Section 5.3, not pay or declare any dividend on, or make any distribution with respect to, or purchase or redeem any of, its capital stock or other ownership interests or split, combine, or reclassify any shares of its capital stock or other ownership interests, other than dividends or distributions to Weatherford or its subsidiaries in an amount equal to (i) the undistributed earnings of the GSI Companies prior to the Effective Time and (ii) the amount of expenses of the Company and its subsidiaries paid by Weatherford or its subsidiaries (other than the Company or its subsidiaries), consistent with past practices as previously disclosed to Parent;

                (g) not take any action that would cause any of the conditions set forth in Section 8.2(a)(i) not to be satisfied at, or as of any time prior to, the Effective Time;

                (h) not change in any material respect its accounting methods, principles, or practices, except insofar as may be required by a generally applicable change in GAAP;

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CUSIP No.   913431-10-2               13D               Page 74 of 121 Pages


                (i) not institute or settle any material claim, suit, or action involving an amount in excess of $2,000,000 in each case; provided, however, that this clause shall in no way limit or be deemed to restrict the right of any Weatherford Entity to institute a claim, suit, or action against Parent or Merger Subsidiary relating to or arising out of this Agreement or the transactions contemplated hereby;

                (j) not make any payments to, transfer any assets to, or otherwise enter into any material arrangements with, any affiliate that is not consistent with past practices;

                (k) not amend or terminate the GC Agreement, the Formation Agreement or the Limited Partnership Agreement or modify or waive any material condition therein without the prior written consent of Parent, which consent will not be unreasonably withheld;

                (l) (i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for (A) borrowings under the Partnership's existing working capital facility, (B) short-term borrowings or trade obligations incurred in the ordinary course of business consistent with past practice, or (C) sale leaseback transactions under the Synthetic Leases as long as the total principal equivalent obligations under the Synthetic Leases is not more than $320 million at any time and the proceeds from any future sale leaseback transaction is used for the purchase, improvements, or acquisition of a capital asset to be used in the Business that result in a net increase in compression horsepower of the Company and its subsidiaries or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in the Company or any direct or indirect wholly owned subsidiary of the Company;

                (m) make or agree to make any new capital expenditure or expenditures in excess of $20,000,000 in the aggregate;

                (n) (A) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms or the terms of this Agreement, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company delivered to Parent or incurred in the ordinary course of business consistent with past practice, (B) cancel any material (individually or in the aggregate) indebtedness owed to the Company or any of its subsidiaries or waive any claims or rights of substantial value; and

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CUSIP No.   913431-10-2               13D               Page 75 of 121 Pages


                (o) not agree or commit, in writing or otherwise, to take any of the actions set forth in (b) through (n) above;

            provided, however, that nothing in this Section 5.1 shall prohibit the Company or any of its subsidiaries from consummating, or entering into any agreements to consummate, (i) acquisitions of assets or businesses of less than $20,000,000 in the aggregate and (ii) sale leaseback transactions of less than $20,000,000 in the aggregate.

            Section 5.2 Compressor Units. Within seven days from the date hereof, WEUS shall deliver to Parent a true and complete list as of a recent date of all compressor units owned or leased by the Company or any of its subsidiaries, indicating the type of each such compressor and its current location.

            Section 5.3 Pre-Closing Transfers and Resignations. (a) Prior to the Effective Time, (i) the capital stock of the GSI Companies, and all debt of the GSI Companies owed to the Company and its subsidiaries, the amount of which is set forth on Schedule 5.3 of the Company Disclosure as of September 30, 2000, including, without limitation, the assets, business and related employees associated with the GSI Companies' and the Company and its subsidiaries' compression sales and rental operations in Malaysia, Vietnam, Oman, Dubai, Ivory Coast, and Indonesia (excluding, with respect to Australia and Thailand, the assets physically located in such countries, the contracts related specifically to work performed in such countries, any accounts receivables for such contracts, and the employees who are located in such countries or whose dedicated job is for performance under such contracts, all of which will be transferred to entities directed by Parent), (ii) all intercompany or other debt owed by the GSI Companies or by any of the GSI Companies to the Company or any of its subsidiaries that is in an amount less than $15.9 million (the long-term intercompany and interdivision balance at September 30, 2000) in the aggregate, and (iii) such assets as the parties shall mutually agree as described in Schedule 5.3 of the Company Disclosure Letter ((i), (ii), and
(iii) collectively the "Excluded Assets") shall be transferred or distributed to WEUS or one or more of its affiliates (other than the Company or its subsidiaries, such transfers being referred to collectively as the "Transferee") in a manner reasonably satisfactory to WEUS and Parent, including by purchase at or below current book value with any cash purchase consideration paid by the Transferee to be distributed to WEUS. For purposes of this Agreement, any reference to the Company, the Partnership, the Business or any subsidiaries of the Company shall not apply to the Excluded Assets. All costs in effecting the above transfers of the Excluded Assets shall be paid in accordance with Section 12.4(c).

                (b)   Weatherford shall, at its sole cost and expense:

                      (i) cause Weatherford Canada Ltd., to transfer 1,100 shares of Class A capital stock of Weatherford Global Compression Services, Ltd., to Enterra Compression Investment Company, a Delaware corporation and a wholly-owned subsidiary of the Company ("Investment");

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CUSIP No.   913431-10-2               13D               Page 76 of 121 Pages


                      (ii) transfer one share of Weatherford Global Compression (Thailand) Ltd. as directed by Parent;

                      (iii) cause PhlipCo, Inc. to transfer one share of Weatherford Global Compression (Thailand) Ltd. as directed by Parent;

                      (iv) cause Ron Lawrence to transfer one share of Weatherford Global Compression Services de Venezuela, C.A. as directed by Parent;

                      (v) cause the other transfers set forth on Schedule 5.1 of the Company Disclosure Letter to occur; and

                      (vi) cause all officers and directors of the Company and its subsidiaries to submit their resignations from such positions effective as of the Effective Time.

            Section 5.4 Restricted Stock. WEUS understands and acknowledges that the shares of Parent Common Stock to be issued as the Merger Consideration have not been registered under the 1933 Act, or any similar state laws, and that the certificate or certificates representing such shares will bear a legend substantially as follows, as well as any appropriate state "blue sky" legends:

            THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE
            NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933,
            AS AMENDED. THESE SECURITIES MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT
            AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNLESS SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

                                  ARTICLE VI

                  Covenants of Parent and Merger Subsidiary
                  -----------------------------------------

            Section 6.1 Conduct of Business. From the date hereof until the Effective Time, except as set forth in Schedule 6.1 of the Parent Disclosure Letter and except as provided for in, or contemplated by, this Agreement, or, except as consented to or approved by Weatherford in writing (which consent or approval will not be unreasonably withheld), Parent covenants and agrees that it will and will cause each of its subsidiaries to:

                (a) operate their businesses (including the making of capital expenditures) in the ordinary and usual course of business in all material respects in accordance with its current business plan and budget delivered to

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WEUS, including, but not limited to, using its reasonable best efforts to preserve intact its current business organization, keep its physical assets in good working condition, and preserve its relationships with customers, suppliers, and others having business dealings with it to attempt to retain its goodwill and ongoing business in all material respects;

                (b) not make any change or amendment in their respective certificate of incorporation or articles of incorporation, as the case may be, or bylaws that would have a material adverse effect on WEUS;

                (c) not issue, sell, or agree to issue or sell (i) any shares of their capital stock or (ii) any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any shares of their capital stock, except that (A) Parent may issue shares upon conversion of presently outstanding convertible securities and exercise of presently outstanding options and as otherwise described in Section 4.2 and (B) Parent may issue options with an exercise price per share of Parent Common Stock no less than the fair market value of a share of Parent Common Stock on the effective date of the grant thereof (and issue shares upon exercise of such options) pursuant to its employee stock option plans in effect on the date hereof; provided that the effective date of any option grant shall not be a date prior to the date of this Agreement;

                (d) not (i) sell, transfer, or otherwise dispose of any material assets (other than pursuant to ordinary course purchase options existing on the date hereof), (ii) create or permit to exist any new material Lien on its assets, other than Permitted Encumbrances, (iii) enter into any material joint venture, partnership, or other similar arrangement, or form any other new material arrangement for the conduct of their businesses, (iv) purchase, or agree to purchase, any material assets or securities of any Person, or (v) enter into any other material agreement, in each case in excess of $20 million (excluding for purposes of clauses (i) and (iv) only inventory held for sale and assets manufactured or packaged for sale pursuant to purchase orders or contracts);

                (e) not pay or declare any dividend on, or make any distribution with respect to, or purchase or redeem any of their capital stock or split, combine, or reclassify any shares of their capital stock or adopt any rights plan;

                (f) not take any action that would cause any of the conditions set forth in Section 8.3(a)(i) not to be satisfied at, or as of any time prior to, the Effective Time;

                (g) not change in any material respect its accounting methods, principles, or practices, except insofar as may be required by a generally applicable change in GAAP;

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                (h)   not institute or settle any material claim, suit, or
action involving an amount in excess of $2,000,000 in each case; provided, however, that this clause shall in no way limit or be deemed to restrict the right of Parent, Merger Subsidiary, or any of their subsidiaries to institute a claim, suit, or action against Weatherford, WEUS, the Company, or any of its subsidiaries relating to or arising out of this Agreement or the transactions contemplated hereby; and

                (i) not agree or commit, in writing or otherwise, to take any of the actions set forth in (b) through (h) above;

provided, however, that nothing in this Section 6.1 shall prohibit Parent or any of its subsidiaries from consummating, or entering into any agreements to consummate, (i) acquisitions of assets or businesses of less than $20,000,000 in the aggregate and (ii) sale leaseback transactions of less than $20,000,000 in the aggregate.

            Section 6.2 Proxy Statement. Parent shall promptly prepare and file with the SEC the Proxy Statement. Parent shall promptly take any action required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of Parent Common Stock in the Merger.

            Section 6.3 Parent Stockholders' Approvals. Parent shall, as promptly as practicable, taking into consideration, if applicable, Section 15 of the Stockholders' Agreement, submit the issuance of Parent Common Stock in the Merger as required by the NYSE for the approval of its stockholders at a meeting of its stockholders (the "Parent Stockholders' Meeting") and shall, subject to Section 6.13, use its reasonable best efforts to obtain stockholder approval thereof (the "Parent Stockholders' Approval"), it being understood that Parent's obligations hereunder shall remain unless and until this Agreement has been terminated and, if required by the terms hereof, the amounts, if any, payable by Parent pursuant to Section 12.4(c) have been paid to Weatherford or WEUS. Parent shall, through its Board of Directors subject to Section 6.13, recommend to its stockholders approval of the issuance of Parent Common Stock in the Merger as required by the NYSE and shall take all additional actions as the sole stockholder of the Merger Subsidiary necessary to approve and adopt this Agreement and the transactions contemplated hereby.

            Section 6.4 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger and pursuant to the New Options to be listed on the NYSE, subject to official notice of issuance.

            Section 6.5 Employee Benefits. (a) As of the Effective Time, Parent and Merger Subsidiary shall (or shall cause the Surviving Corporation to) provide to each individual who was an employee of the Company or its subsidiaries immediately before the Effective Time (other than the President of the Company and employees associated with the Excluded Assets (but including employees wholly associated with the GSI Companies' assets and operations in

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CUSIP No.   913431-10-2               13D               Page 79 of 121 Pages


Australia and Thailand)) and who becomes an employee of the Surviving Corporation or its subsidiaries as of the Effective Time (a "Transferred Employee") with a level of employee benefits that is substantially comparable in the aggregate (i) to the benefits provided to employees of Parent and its subsidiaries in comparable positions or (ii) to the benefits provided to such Transferred Employees immediately prior to the Effective Time.

                (b) From and after the Effective Time and for all purposes (including without limitation, eligibility, vesting, and benefit accrual) under all Parent Employee Plans (including without limitation the Company Benefit Plans that become Parent Employee Plans at the Effective Time), each Transferred Employee shall receive full credit from Parent, Merger Subsidiary, in which the Transferred Employee is eligible to participate, the Surviving Corporation, and any other affiliates of Parent for all prior service properly credited under the Company Benefit Plans; provided, however, that Parent, Merger Subsidiary, the Surviving Corporation, and any other affiliates of Parent shall not be required to credit any Transferred Employee with prior service for purposes of benefit accrual or contributions under any Parent Employee Plan that is a defined benefit pension plan.

                (c) The Company and its subsidiaries shall cease to participate in the Weatherford International, Inc. 401(k) Savings Plan (the "Weatherford 401(k) Plan") immediately prior to the Effective Time. If WEUS determines (in its sole discretion) that a distribution is permissible from the Weatherford 401(k) Plan under Section 401(k) of the Code in connection with the transactions contemplated by this Agreement, Parent and Merger Subsidiary shall cause a Parent Employee Plan that is a tax-qualified defined contribution plan that is a Parent Employee Plan or that is maintained by the Surviving Corporation or a subsidiary thereof (the "Parent 401(k) Plan") to accept a direct rollover of the portion of a Transferred Employee's distribution which Parent determines (in its sole discretion) constitutes an eligible rollover distribution, including without limitation, an in-kind rollover of any outstanding loans and related promissory notes. If WEUS determines in accordance with the foregoing that a distribution is not permissible under
Section 401(k) of the Code, then WEUS and Parent agree to effect a plan-to-plan transfer of the account balances and related liabilities of the Transferred Employees from the Weatherford 401(k) Plan to the Parent 401(k) Plan, except to the extent permitted by Treasury Regulation Section 1.411(d)-4, Q&A-3(b), Transferred Employees are eligible to choose to retain their account balances in the Weatherford 401(k) Plan (and to the extent Transferred Employees elect to so retain their account balances). Such a transfer (if any) shall occur, on or as soon as reasonably practicable after the Effective Time. To implement such a transfer (if any), WEUS shall direct the trustee of the Weatherford 401(k) Plan to transfer to the trustee or funding agent of the Parent 401(k) Plan an amount in cash equal in value to the account balances of the Transferred Employees as of the date of the transfer (other than any such employees who are permitted in accordance with the foregoing by WEUS to elect, and who so elect, to retain such account balances in the Weatherford 401(k)
Plan); provided that to the extent the account balances to be transferred

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consist in whole or in part of outstanding participant loans, WEUS shall direct the trustee of the Weatherford 401(k) Plan to transfer to the trustee or funding agent of the Parent 401(k) Plan, in lieu of cash, the promissory notes and related documents evidencing such loans. Such plan-to-plan transfers shall be conditioned upon the receipt by each party of customary representations and warranties as to the tax-qualified status of each relevant plan and trust. In connection with such transfers, WEUS and Parent shall take all action reasonably necessary to effect any required governmental filings.

                (d) Subject to the following sentence, Parent shall amend or cause to be amended each Parent Welfare Plan (including without limitation the Partnership Benefit Plans that become Parent Welfare Plans at the Effective
Time) so that from and after the Effective Time (i) no such plan contains any restrictions for pre-existing conditions or requirements for evidence of insurability with respect to the Transferred Employees and (ii) for purposes of determining satisfaction of deductibles, out-of-pocket maximums, and similar limitations under such Parent Welfare Plans, Transferred Employees shall receive credit under each such plan for payments under a deductible limit made by them and for out-of-pocket maximums and similar limits applicable to them for the relevant plan year in which the Effective Time occurs under the applicable Company Welfare Plans in which they participated immediately prior to the Effective Time. Parent shall not be required to amend or cause to be amended a Parent Welfare Plan with respect to (i) above to remove restrictions for pre-existing conditions or requirements for evidence of insurability with respect to Transferred Employees not provided such coverage under Company Benefit Plans due to restrictions for pre-existing conditions or requirements for evidence of insurability under Company Benefit Plans; in addition, in the case of an insured Parent Welfare Plan, Parent shall have met its obligation under (i) above with respect to such plan if Parent uses its reasonable best efforts to (x) amend or cause to be amended such plan accordingly, (y) obtain a waiver of such restrictions for pre-existing conditions or requirements for evidence of insurability, or (z) retain such coverage under a Company Benefit Plan that becomes a Parent Welfare Plan, regardless of whether such amendment, waiver or coverage is obtained.

                (e) To the extent a Transferred Employee becomes eligible for severance benefits under an existing written plan or agreement on or after the Effective Time or as a result of the transactions contemplated by this Agreement (whether under a Company Benefit Plan or a Parent Employee Plan), such benefits shall be paid by Parent, an affiliate of Parent, or a Parent Employee Plan, and WEUS and its affiliates shall have no liability for any such severance benefits.

                (f) The shares of Parent Common Stock to be issued pursuant to the options issued pursuant to Section 6.5(k) shall be covered by an effective registration statement on Form S-8 or Form S-4 as of the date of issuance.


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CUSIP No.   913431-10-2               13D               Page 81 of 121 Pages


                (g) In the event Parent or Merger Subsidiary or any successors and assigns of either (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets relating to the Surviving Corporation to any Person, then, and in each case, proper provision shall be made so that such successors and assigns of Parent or Merger Subsidiary honor the obligations of Parent and Merger Subsidiary set forth in this Section 6.5.

                (h) Nothing in this Agreement, express or implied, shall confer upon any Transferred Employee or any other employee of the Company or an affiliate thereof or upon any representative of such employee, or upon any person claiming through such employee, or upon any collective bargaining agent, any rights or remedies, including any right to employment or continued employment for any specified period, of any nature or kind whatsoever. Nothing in this Agreement, express or implied, shall be deemed to confer upon any individual (or any beneficiary thereof) any rights under or with respect to any plan, program, or arrangement described in or contemplated by this Agreement, and each individual (and any beneficiary thereof) shall be entitled to look only to the express terms of any such plan, program, or arrangement for his or her rights thereunder. Nothing in this Agreement, express or implied, shall create a third party beneficiary relationship or otherwise confer any benefit, entitlement, or right upon any person or entity other than the parties hereto. Nothing in this Agreement shall cause duplicate benefits to be paid or provided to or with respect to a Transferred Employee under any employee benefit policies, plans, arrangements, programs, practices, or agreements (including any Company Benefit Plan).

                (i) References herein to a benefit with respect to a Transferred Employee shall include, where applicable, benefits with respect to any eligible dependents and beneficiaries of such Transferred Employee under the same employee benefit policy, plan, arrangement, program, practice, or agreement.

                (j) Weatherford, WEUS, the Company, and Parent shall provide each other with such information, notices, and schedules as may be reasonably requested to effect the matters set forth in this Section 6.5. All such information and notices and schedules to be provided hereunder shall be true, correct and complete as of the date provided.

                (k) As of the Effective Time, Parent shall grant stock options for shares of Parent Common Stock pursuant to Parent's Incentive Stock Option Plan to each individual listed on Schedule 3.16 of the Company Disclosure Letter who is a Transferred Employee in an amount equal to the number of unvested Employee Options as of the Effective Time based upon the information set forth opposite such Transferred Employee's name on Schedule
3.16 of the Company Disclosure Letter, at an option price per share equal to Fair Market Value (as determined under Parent's Incentive Stock Option Plan)

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and subject to such other standard option terms called for under Parent's
Incentive Stock Option Plan and otherwise generally applicable to stock option grants pursuant to Parent's Incentive Stock Option Plan. If an individual is listed on Schedule 3.16 of the Company Disclosure Letter but is not a Transferred Employee, such individual will not be entitled to any stock option grant pursuant to the preceding sentence.

            Section 6.6 Corporate Name; Trademark Rights. (a) Within 30 days following the Effective Time, Parent will use its best efforts to cause the Surviving Corporation and each of its subsidiaries to cease to use the name "WEUS" or "Weatherford" or any similar names (except as permitted under the Transitional Services Agreement), and Parent will take all action, including causing the Surviving Corporation and each of its subsidiaries to file all documents, necessary to change the name of the Surviving Corporation and each of its subsidiaries to a name that does not use the name "WEUS" or "Weatherford."

                (b) Parent understands and agrees that nothing in this Agreement confers upon Parent or the Surviving Corporation any rights to or under any trademarks, service marks, logos, or trade names of the Weatherford Entities, or any of their affiliates ("Marks"). Parent agrees that, upon the Effective Time, Parent will cause the Surviving Corporation and each of its subsidiaries to cease all use of the Marks, including, without limitation, any name including the word "WEUS" or "Weatherford," the "WEUS logo" or the "Weatherford logo," and all marks, names, and trade styles confusingly similar to such word and symbol. Parent further agrees that it will, as promptly as practicable and in any event within 180 calendar days following the Effective Time, cause the Surviving Corporation and its subsidiaries to remove all references to and representations of any of the Marks from the properties of the Surviving Corporation and its subsidiaries.

            Section 6.7 Registration Rights Agreement. Parent will enter into a Registration Rights Agreement with WEUS at the Effective Time in the form attached hereto as Exhibit B (the "Registration Rights Agreement").

            Section 6.8 Transitional Services Agreement and Voting Agreement. The Partnership will enter into a Transitional Services Agreement with Weatherford at the Effective Time substantially in a form attached hereto as Exhibit C, which will include such reasonable services and fees as shall be mutually agreed by Parent and Weatherford, and WEUS will enter into a Voting Agreement with Parent at the Effective Time in the form attached hereto as Exhibit G (the "Voting Agreement").

            Section 6.9 Representation on Parent's Board of Directors. (a) The Board of Directors of Parent shall take such action as may be necessary to increase the size of Parent's Board of Directors immediately following the Effective Time from eight members to eleven members and shall cause to be appointed to the Board of Directors of Parent immediately after the Effective Time three nominees (together, the "Weatherford Nominees") selected by WEUS.

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CUSIP No.   913431-10-2               13D               Page 83 of 121 Pages


One Weatherford Nominee shall be appointed as a Class A director with a term of office expiring in 2001, one Weatherford Nominee shall be appointed as a Class B director with a term of office expiring in 2002, and one Weatherford Nominee shall be appointed as a Class C director with a term of office expiring in 2003. After such appointments, the Board of Directors shall cause the Weatherford Nominees, or any other Persons nominated by WEUS in place of the Weatherford Nominees, to stand for election to the Board of Directors of Parent at Parent's next succeeding Annual Meeting of Stockholders following the expiration of their respective terms of office. At each Annual Meeting of Stockholders of Parent, the Board of Directors shall nominate the Weatherford Nominees whose term of office is then expiring (or such other Weatherford Nominees as are nominated by WEUS) to stand for election to the Board of Directors of Parent, and Parent shall support the election of such Person.

                (b) Notwithstanding anything to the contrary contained herein, if WEUS ever directly or indirectly beneficially owns (including ownership by any affiliate of WEUS) in the aggregate less than 20% of the shares of outstanding Parent Common Stock, Parent's obligations under this
Section 6.9 shall only apply with respect to two nominees selected by WEUS for Parent's Board of Directors.

                (c) Notwithstanding anything to the contrary contained herein, if WEUS ever directly or indirectly beneficially owns (including ownership by any affiliate of WEUS) in the aggregate less than 10% of the shares of outstanding Parent Common Stock, the obligations of Parent and the rights of WEUS under this Section 6.9 shall terminate.

            Section 6.10 Retention by WEUS. Parent agrees that WEUS and its affiliates may retain (a) copies of all consolidating and consolidated financial information and all other accounting books and records prepared or used in connection with the preparation of financial statements of the Company, its subsidiaries or any of their affiliates; provided that WEUS and its affiliates shall keep all of such information strictly confidential but only to the extent required to be kept confidential under Section 7.7, and (b) all Retained E-mail (as defined in Section 12.17).

            Section 6.11 Record Preservation by Parent and Surviving Corporation. Parent agrees that it shall, and shall cause the Surviving Corporation to, preserve and keep all books and records relating to the Business and operations of the Company and its subsidiaries on or before the Effective Time in Parent's or the Surviving Corporation's possession for a period of at least six years from the Effective Time. After such six-year period, before Parent or the Surviving Corporation may dispose of any such books and records, at least 30 calendar days' prior notice to such effect shall be given by Parent or the Surviving Corporation to WEUS or any other affiliate designated by WEUS, and WEUS or its designee shall be given an opportunity, at its cost and expense, to remove and retain all or any part of such books and records of which Parent or the Surviving Corporation elects to dispose.

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CUSIP No.   913431-10-2               13D               Page 84 of 121 Pages


Notwithstanding the foregoing, Parent agrees that it shall, and shall cause the Surviving Corporation to, preserve and keep all books and records of the Company and its subsidiaries relating to any Action of which Parent has Knowledge if it is reasonably likely that such Action may relate to matters occurring prior to the Effective Time, without regard to the six-year period set forth in this Section 6.11.

            Section 6.12 Merger Subsidiary. Parent has provided the Company with separate financial information regarding Merger Subsidiary.

            Section 6.13 No Solicitation. (a) From the date hereof until the Effective Time, Parent shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its directors, officers, or employees, or any investment banker, financial advisor, attorney, accountant, or other representative retained by it or any of its subsidiaries (the "Representatives") to, directly or indirectly through another Person, (i) solicit or initiate (including by way of furnishing information), or take any other action designed and intended to facilitate or encourage, any inquiries or the making of any proposal that constitutes any Takeover Proposal (as defined below), (ii) participate or engage in any discussions or negotiations regarding any Takeover Proposal, or (iii) disclose any nonpublic information relating to Parent or any of its subsidiaries to any Person in connection with any Takeover Proposal; provided, however, that in the case of (ii) and (iii) only, if, at any time prior to obtaining the Parent Stockholders' Approval, the Board of Directors of Parent determines in good faith, (i) after consulting with and receiving the advice of outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to Parent's stockholders under applicable law and (ii) based on the advice of Parent's financial advisors, that a Takeover Proposal is a Superior Proposal (as defined below), then Parent may, in response to a bona fide written Takeover Proposal that was not solicited by it, and subject to compliance with Section 6.13(c), (x) furnish information with respect to Parent and its subsidiaries to any Person submitting such Takeover Proposal, provided such information is furnished pursuant to an existing confidentiality agreement or a confidentiality agreement with terms no less favorable to Parent than those contained in the Confidentiality Agreement (as hereinafter defined) (which agreement Parent is hereby permitted to enter into) and (y) participate in discussions or negotiations regarding such Takeover Proposal. For purposes of this Agreement, "Takeover Proposal" means any inquiry, proposal, or offer from any Person relating to any direct or indirect acquisition or purchase of 15% or more of the assets of Parent and its subsidiaries or 15% or more of any class of equity securities of Parent or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of any class of equity securities of Parent or any of its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, or similar transaction involving Parent or any of its subsidiaries, in all cases other than the transactions contemplated by this Agreement.


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                (b)   Except as expressly permitted by this Section 6.13,
neither the Board of Directors of Parent nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Weatherford, WEUS, or the Company, the approval or recommendation by such Board of Directors or such committee of this Agreement, the Merger, the issuance of the shares of Parent Common Stock called for hereby, or the other transactions contemplated hereby, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, or (iii) cause Parent or any of its subsidiaries to enter into any letter of intent, agreement in principle, acquisition agreement, or other similar agreement, or fee arrangement, or other agreement (each, an "Acquisition Agreement") related to any Takeover Proposal. Notwithstanding the foregoing, if prior to receiving the Parent Stockholders' Approval, the Board of Directors of Parent receives an unsolicited Takeover Proposal and the Board of Directors determines in good faith (i) after receiving the advice of Parent's financial advisors, that such Takeover Proposal constitutes a Superior Proposal, and (ii) after consulting with and receiving the advice of outside counsel, that it is consistent with its fiduciary duties to Parent's stockholders under applicable law to do so, the Board of Directors of Parent may (x) withdraw or modify its approval or recommendation of the issuance of the shares of Parent Common Stock called for hereby, (y) approve or recommend such Superior Proposal, or (z) terminate this Agreement and concurrently with or after such termination, if it so chooses, cause Parent to enter into any Acquisition Agreement with respect to any Superior Proposal subject to payment of the amounts set forth in Section 12.4(c) prior to or concurrently with the termination hereof, but only (as to (x), (y), and (z)) (i) if Parent has complied with all of the provisions of this Section 6.13 and (ii) if such action is taken at a time that is after the third Business Day following Weatherford's receipt of written notice from Parent advising Weatherford that the Board of Directors of Parent has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal.
For purposes of this Agreement, a "Superior Proposal" means any bona fide written Takeover Proposal (provided that for purposes of this definition the references to 15% in the definition of the term "Takeover Proposal" shall be deemed to be references to "50%") made by a Third Party on terms that, taking into account all the terms and conditions of such proposal (including price and expected timing of consummation), would, if consummated, result in a transaction that is more favorable to Parent's stockholders (in their capacity as stockholders) from a financial point of view, than the transactions contemplated by this Agreement and for which financing, to the extent required, is then committed or reasonably likely to be committed.

                (c) In addition to the obligations of Parent set forth in paragraphs (a) and (b) of this Section 6.13, Parent shall immediately (within 24 hours) advise Weatherford of any Takeover Proposal, including the material terms and conditions known to Parent of such Takeover Proposal, a copy of any offer or other written communications, and the identity of the Person making such request or Takeover Proposal. Parent shall keep Weatherford reasonably informed of the status of any such request or proposal and of any discussions and negotiations in relation thereto.

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                (d)   Nothing contained in this Section 6.13 shall prohibit
Parent from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to Parent's stockholders if, in the good faith judgment of the Board of Directors of Parent, based upon the advice of outside counsel, failure to make such disclosure would be a breach of its fiduciary duties to Parent's stockholders under applicable law.

            Without the prior consent of Weatherford, Parent shall not, except to the extent contemplated by this Agreement, release any Person from any confidentiality or standstill agreement to which Parent is a party if such action would have the purpose or effect of permitting or facilitating the submission of a Takeover Proposal by such Person. Immediately upon the execution of this Agreement, Parent shall, and Parent shall cause its subsidiaries and Representatives to, cease and cause to be terminated all activities, discussions, and negotiations, if any, with any Person conducted prior to the date hereof with respect to, or seeking to obtain, any Takeover Proposal.

                (e) Notwithstanding anything in this Agreement to the contrary, Parent's Board of Directors shall be permitted, at any time prior to obtaining the Parent Stockholders' Approval, to withdraw, modify, or change, or propose to withdraw, modify, or change, the recommendation by the Board of Directors of the issuance of Parent Common Stock in the Merger if, after consulting with and receiving the advice of outside counsel, Parent's Board of Directors concludes in good faith that failure to take such action would result in a breach by Parent's Board of Directors of its fiduciary obligations under applicable law.

            Section 6.14 Parent Financial Statements. (a) Until the earlier of (i) that date that Weatherford is no longer required to include Parent's financial results in Weatherford's consolidated financial statements or SEC filings or (ii) such time as Weatherford agrees otherwise, Parent covenants and agrees to annually provide to Weatherford the audited financial statements of Parent on or before 75 days after Parent's fiscal year end.

                (b) Parent covenants and agrees for so long as Weatherford is required to include Parent's financial results in Weatherford's consolidated financial statements or SEC filings to cause its independent public accountants to provide Weatherford with any and all assistance reasonably requested by Weatherford in connection with the inclusion of Parent's financial statements in any of Weatherford's filings with the SEC, including, without limitation, providing of written consents, opinion letters, and comfort letters.

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                               ARTICLE VII

                    Covenants of Parent and the Company
                    -----------------------------------

            Section 7.1 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

            Section 7.2 Certain Filings. (a) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Proxy Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals, or waivers are required to be obtained from parties to any material agreements, in connection with the consummation of the transactions contemplated by this Agreement, and (iii) in taking such actions or making such filings, furnishing information required in connection therewith and seeking timely to obtain such actions, consents, approvals, or waivers.

                (b) If not previously filed by Parent and the Company, within ten Business Days after the date hereof Parent and the Company will make such filings as may be required by the HSR Act with respect to the consummation of the transactions contemplated by this Agreement, will request early termination of any waiting period under the HSR Act, and will use all reasonable efforts to obtain early termination of any such waiting period. Parent and the Company will file or cause to be filed as promptly as practicable with the United States Federal Trade Commission ("FTC") and the United States Department of Justice ("Justice Department") any supplemental information which may be requested pursuant to the HSR Act. All filings referred to in this Section 7.2(b) will comply in all material respects with the requirements of the respective laws pursuant to which they are made. Each party shall pay its own fees in connection with the filing(s) by such party under the HSR Act.

                (c) Without limiting the generality or effect of Section 7.2(b), and notwithstanding any provision herein to the contrary, each of the parties will (i) use reasonable commercial efforts to comply as expeditiously as possible with all lawful requests of Governmental Authorities for additional information and documents pursuant to the HSR Act, (ii) not (A) extend any waiting period under the HSR Act or (B) enter into any voluntary agreement with any Governmental Authorities not to consummate the transactions contemplated by this Agreement, except with the prior consent of the other, and (iii) cooperate with each other and use reasonable efforts to obtain the requisite approval of the FTC and Justice Department, including, without limitation, (A) entering into negotiations, providing information, making proposals, entering into reasonable agreements and performing such agreements to divest of assets or properties, hold separate (through the establishment of a trust or otherwise) particular assets, categories of assets, or businesses, or agreeing to dispose of one or more assets or

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properties, in each case as may be necessary to secure the expiration or termination of the applicable waiting periods under the HSR Act, (B) use commercially reasonable efforts, but not beyond complying with a second request for information from the Department of Justice (including taking the steps contemplated under clause (A)) to prevent the entry in a judicial or administrative proceeding brought under any antitrust law by any Governmental Authority or any other party for a permanent or preliminary injunction or other order that would make consummation of the transactions contemplated by this Agreement unlawful or that would prevent or delay such consummation, (C) take promptly any and all commercially reasonable steps, including filing an appeal, the posting of a bond, or the steps contemplated by clause (A), necessary to obtain the removal, dissolution, stay, or dismissal of any temporary restraining order, preliminary injunction, or other judicial or administrative order which prevents the consummation of the transactions contemplated by this Agreement or requires as a condition thereto that all or any part of the Business be held separate, or (D) pursuing any necessary litigation or administrative proceedings (including, if necessary, participation in proceedings through the trial court level).

            Section 7.3 Public Announcements. Without the prior consent of the other, which consent shall not be unreasonably withheld, neither Parent nor the Company nor their affiliates will issue, or permit any agent or affiliate to issue, any press releases or otherwise make or permit any agent or affiliate to make, any public statements with respect to this Agreement or the transactions contemplated by this Agreement, in each case except as maybe required by law.

            Section 7.4 Further Assurances. (a) At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect, or confirm of record or otherwise
(i) in the Surviving Corporation any and all right, title, and interest in, to, and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger and (ii) in WEUS or its affiliates any and all right, title, and interest in, to, and under any of the Excluded Assets.

                (b) In case at any time after the Effective Time any further action is necessary to carry out the purposes and intent of this Agreement and the transactions contemplated hereby, or to transfer to the Surviving Corporation any assets of the Business (excluding the Excluded Assets, and the assets that have been transferred as disclosed on Schedule 3.7 and Schedule 5.1 of the Company Disclosure Letter) that are both (i) either (A) reflected on the balance sheet included in the Partnership Unaudited Financial Statements or (B) paid for by the Company or its subsidiaries since the Partnership Unaudited

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Balance Sheet Date and (ii) held in the name and control of Weatherford, WEUS, or their affiliates after the Effective Time, WEUS and Parent each agree, on behalf of itself and its affiliates, to take or cause to be taken such further action (including the execution and delivery of such further instruments and documents) as the other reasonable may request.

             Section 7.5 Notices of Certain Events. Each of the Company and Parent shall promptly notify the other party hereto of:

                (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

                (b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

                (c) any actions, suits, claims, investigations, or proceedings commenced or, to its Knowledge, threatened against, relating to, or involving, or otherwise affecting such party that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Sections 3.8, 3.11, 3.14, 3.15, 4.9, 4.12, 4.14, or 4.15 (as the case may be)
or that relate to the consummation of the transactions contemplated by this Agreement; and

                (d) (i) the discovery by such party that any representation or warranty contained in this Agreement is untrue or inaccurate in any material respect, (ii) the occurrence or failure to occur of any event which occurrence or failure to occur would be reasonably likely to cause any of the representations or warranties in this Agreement to be untrue or incorrect in any material respect at the Effective Time, except for representations and warranties that speak as of a specified date, which need only be true and correct as of the specified date, and (iii) any material failure on its part to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.5(d) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

             Section 7.6 Tax-Free Reorganization. Prior to, through, and subsequent to the Effective Time, each party shall use its reasonable best efforts to cause the Merger to qualify as a 368 Reorganization and will not take or fail to take any action reasonably likely to cause the Merger not to so qualify.

             Section 7.7 Access to Information; Confidentiality. (a) From the date hereof until the Effective Time, the Company and its subsidiaries, on the one hand, and Parent, on the other hand, (i) will give to the other party, its counsel, financial advisors, auditors, and other authorized representatives reasonable access, during regular business hours and upon reasonable advance notice, to the employees, offices, properties, books, and records of such

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party, in each case as the other party may reasonably request and (ii) furnish to the other party and its representatives such financial and other data and information as the other party and its representatives may reasonably request. The foregoing shall not include information that is not germane to the transactions contemplated hereby, information regarding any sale or merger or combination of WEUS, the Company, or any of its subsidiaries (whether as a sale of assets or ownership interests) to or with any Person other than Parent or Merger Subsidiary, or information prepared by Weatherford, WEUS, the Company or any of its subsidiaries (or any of their respective representatives) relating to this Agreement or the transactions contemplated hereby. A party shall have the right to have a representative present at all times of any inspections, interviews, or examinations conducted at the offices or facilities or on the properties of such party. The Company and its subsidiaries, on the one hand, and Parent, on the other hand, will instruct their respective employees and representatives to cooperate with the other party in its investigations; provided, however, that any access or disclosure of the type contemplated in this Section 7.7 which, in the reasonable judgment of the party asserting such denial, would operate to cause the waiver of any attorney-client, work product, or other privilege or result in the violation of an obligation or agreement of confidentiality may be denied. Each party further agrees that if the other party inadvertently furnishes such party with information or access not required in accordance with the preceding sentence, such party will, upon the other party's request, promptly return same to the other party together with any and all extracts therefrom or notes pertaining thereto (whether in
electronic or other format).   In addition, Parent shall only have access to,
and the Company and its subsidiaries shall only be required to provide Parent with access to, Retained E-mail to the extent set forth in Section 7.9. Any investigation pursuant to this Section 7.7 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its subsidiaries, on the one hand, and Parent, on the other hand, as the case may be, and no investigation pursuant to this Section 7.7 shall affect any representation or warranty made by any party hereunder. Each party shall indemnify, defend, and hold harmless the other (including its affiliates) from and against any losses asserted against or suffered by the other party relating to, resulting from, or arising out of examinations or inspections made by such party or its authorized representatives pursuant to this Section 7.7.

                (b) All information obtained by Parent, on the one hand, or the Company and its subsidiaries, on the other hand, pursuant to this Section
7.7 shall be kept confidential in accordance with, and shall otherwise be subject to the terms of, the Confidentiality Agreement dated June 15, 2000 between Parent and Weatherford (the "Confidentiality Agreement"). In addition, Parent agrees that if the information (whether in electronic mail format, on computer hard drives, or otherwise) held by the Company and its subsidiaries at the Effective Time includes information that relates to the business operations or other strategic matters of WEUS or its affiliates (other than the Company or its subsidiaries), such information shall be held in confidence on the terms and subject to the conditions contained in the Confidentiality Agreement, but

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the term of the restriction on the disclosure and use of such information shall continue in effect as to such information for a period of two years from the Effective Time; provided, however, this sentence shall not apply to information relating solely to the business operations or strategic matters of the Company and its subsidiaries.

             Section 7.8 Proxy Statement. Parent and the Company shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with the preparation and filing of the Proxy Statement. The information provided and to be provided by Parent and the Company, respectively, for use in the Proxy Statement shall be true and correct in all material respects without omission of any material fact which is required to make such information not false or misleading as of the date thereof and in light of the circumstances under which given or made.

             Section 7.9 Cooperation After the Effective Time. WEUS and Parent each agree that it will cooperate with and make available to the other, during normal business hours, all books and records, information, and employees (without substantial disruption of employment) retained and remaining in existence after the Effective Time which are necessary or useful in connection with (a) any Tax inquiry, audit, investigation or dispute, (b) any litigation or investigation, or (c) any other matter requiring any such books and records, information, or employees for any reasonable business purpose, provided that
(i) with respect to providing Parent access to Retained E-Mail, WEUS shall provide access to Parent upon Parent's request and shall furnish Parent with copies of only those portions of the Retained E-Mail that pertain or relate to the Company and its subsidiaries and the Business and (ii) neither party shall be required by this Section 7.9 to make available to the other any information referred to in the third sentence of Section 7.7(a). The party requesting any such books and records, information, or employees shall bear all of the out-of-pocket costs and expenses (including attorneys' fees) reasonably incurred in connection with providing such books and records, information, or employees. WEUS may require certain financial information relating to the Company and its subsidiaries or the Business for periods prior to the Effective Time for the purpose of filing federal, state, local, and foreign Tax Returns, and other governmental reports, and Parent agrees to furnish, and to cause the Surviving Corporation to furnish, such information to WEUS at WEUS's request and expense.

             Section 7.10   Non-Solicitation of Employees.
                            -----------------------------

                (a) For a period of 12 months after the Effective Time, Weatherford, WEUS and their affiliates shall not, without the prior written consent of Parent, directly or indirectly, solicit (other than pursuant to general solicitations of employees not directed specifically at an employee of Parent or its subsidiaries), encourage, induce, or permit any employee of Parent or its subsidiaries to become an employee, contractor, or consultant of

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CUSIP No.   913431-10-2               13D               Page 92 of 121 Pages


Weatherford, WEUS or any of their affiliates; provided, however, that the foregoing shall not prohibit Weatherford, WEUS, and their affiliates from employing or contracting with any employee of Parent or its subsidiaries who contacts Weatherford, WEUS, or their affiliates for employment.

                (b) For a period of 12 months after the Effective Time, Parent and its subsidiaries shall not, without the prior written consent of Weatherford, directly or indirectly, solicit (other than pursuant to general solicitations of employees not directed specifically at an employee of Weatherford, WEUS or their affiliates), encourage, induce, or permit any employee of Weatherford, WEUS or their affiliates to become an employee, contractor, or consultant of Parent or any of its subsidiaries; provided, however, that the foregoing shall not prohibit Parent and its subsidiaries from employing or contracting with any employee of Weatherford, WEUS, or their affiliates who contacts Parent or its subsidiaries for employment.

             Section 7.11 Adjustment Payments. Parent and the Company agree that as of the Effective Time, they shall prepare a schedule of the individuals listed on Schedule 3.16 of the Company Disclosure Letter who are Transferred Employees. Promptly after the special retention date for each Transferred Employee specified opposite his or her name on Schedule 3.16, Weatherford will pay each Transferred Employee his or her applicable Adjustment Payment. For each Transferred Employee who remains continuously employed with the Parent or one of its subsidiaries through his or her applicable special retention date, Parent shall make an Adjustment Payment to Weatherford within 10 days after such special retention date. For any such Transferred Employee whose employment with Parent or one of its subsidiaries is terminated by Parent or one of its subsidiaries prior to his or her applicable special retention date other than for cause, Parent shall make a payment to Weatherford equal to 50% of the applicable Adjustment Payment for such Transferred Employee. There shall be no Adjustment Payment with respect to a special retention date for any Transferred Employee who voluntarily terminates his or her employment with Parent or one of its subsidiaries prior to such special retention date.

                              ARTICLE VIII

                        Conditions to the Merger
                        ------------------------

             Section 8.1 Conditions to the Obligations of Each Party. The obligations of WEUS, the Company, Parent, and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

                (a) the Parent Stockholders' Approval of the issuance of the shares of Parent Common Stock as contemplated hereby shall have been received in accordance with applicable NYSE listing requirements and all applicable legal requirements;

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                (b)   any applicable waiting periods under the HSR Act and the
Competition Act (Canada) relating to this Agreement, the Merger, and the other transactions contemplated hereby shall have expired or been terminated;

                (c) no provision of any applicable law or regulation and no judgment, injunction, order, or decree shall prohibit the consummation of the Merger;

                (d) the shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

                (e) all conditions to the GC Acquisition, as set forth in the GC Agreement, shall have been satisfied or waived, and such transaction shall close contemporaneously with the Merger;

                (f) the issuance of the Parent Common Stock in the Merger shall be exempt from the registration requirements of the 1933 Act, it being understood and acknowledged by WEUS that the certificates representing such stock shall bear a restrictive legend stating that such stock was not received in a transaction registered under the 1933 Act;

                (g) Parent shall have consummated financing reasonably acceptable to both Parent and Weatherford sufficient to amend or refinance (i) Parent's and Merger Subsidiary's 9 7/8% Senior Discount Notes, revolving credit facility and operating lease facility, (ii) the Partnership's current working capital facility and Master Letter of Credit Agreement with ABN Amro and the Synthetic Leases and (iii) such other indebtedness as Parent and Weatherford shall reasonably agree;

                (h) the Services Agreement (as defined in Section 12.17) shall have been terminated and replaced by the Transitional Services Agreement, in a form to be mutually agreed upon by WEUS and Parent; and

                (i)   the Parent Average Price shall not be less than $25.00.

             Section 8.2 Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

                (a) (i) all representations and warranties of Weatherford, WEUS, and the Company contained in Article III and in any agreement, instrument, or document delivered pursuant hereto or in connection herewith on or prior to the Effective Time, in each case that are qualified as to materiality or make reference to Company Material Adverse Effect, shall be true and correct as of date hereof and as of the Effective Time as if made on such date, and each of the representations and warranties of Weatherford, WEUS, and the Company herein and therein that is not so qualified as to materiality or as to Company Material Adverse Effect shall be true and correct in all material

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respects on and as of the date hereof and on and as of the Effective Time as if made on and as of such date, except for representations and warranties that speak as of a specified date, which need only be true and correct as set forth above as of the specified date, and (ii) all covenants and agreements of the Company contained in this Agreement to be performed on or before the Effective Time in accordance with this Agreement shall have been duly performed in all material respects; provided, however, that the conditions of this Section
8.2(a) shall be deemed to have been satisfied as long as (x) the failure of any representation and warranty to be true and correct (without giving effect for these purposes to any Company Material Adverse Effect qualifiers) and (y) the failure to perform any covenant or agreement as provided in (ii) would not, aggregating clauses (x) and (y), result in, or reasonably be expected to result in, a Company Material Adverse Effect; and Parent shall have received at the Effective Time a certificate(s), dated the day of the Effective Time and validly executed by or on behalf of Weatherford, WEUS, and the Company, to the effect that the conditions set forth in clauses (i) and (ii) above have been so satisfied;

                (b) Parent shall have received an opinion of King & Spalding in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations, and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of the officers of the Parent, Merger Subsidiary, and the Company substantially in the form of Exhibits D and E hereto;

                (c) the Limited Partnership (as defined in Section 12.17) shall have been released from any indemnification obligations under the Formation Agreement (as defined in Section 12.17) only in respect of any Excluded Liability (as defined in Section 12.17), and WEUS shall have executed an acknowledgment substantially in the form of Exhibit F hereto to that effect and to the change of ownership of the Partnership effected by the Merger and

                (d)   WEUS shall have entered into the Voting Agreement.

             Section 8.3 Conditions to the Obligations of Weatherford, WEUS, and the Company. The obligations of Weatherford, WEUS, and the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

                (a) (i) all representations and warranties of Parent and Merger Subsidiary contained in Article IV, and in any agreement, instrument, or document delivered pursuant hereto or in connection herewith on or prior to the Effective Time, in each case that are qualified as to materiality or makes reference to Parent Material Adverse Effect, shall be true and correct as of the date hereof and as of the Effective Time as if made on such date, and each of the representations and warranties of Parent and Merger Subsidiary herein

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and therein that is not so qualified as to materiality or as to Parent Material
Adverse Effect shall be true and correct in all material respects on and as of the date hereof and on and as of the Effective Time as if made on and as of such date, except for representations and warranties that speak as of a specified date, which need only be true and correct as of the specified date, and (ii) all covenants and agreements of Parent and Merger Subsidiary contained in this Agreement to be performed on or before the Effective Time in accordance with this Agreement shall have been duly performed in all material respects; provided, however, that the conditions of this Section 8.3(a) shall be deemed to have been satisfied as long as (x) the failure of any representation and warranty to be true and correct (without giving effect for these purposes to any Parent Material Adverse Effect qualifiers) and (y) the failure to perform any covenant or agreement as provided in (ii) would not, aggregating clauses
(x) and (y), result in, or reasonably be expected to result in, a Parent Material Adverse Effect; and Parent shall have received at the Effective Time a certificate(s), dated the day of the Effective Time and validly executed by or on behalf of Parent and Merger Subsidiary, to the effect that the conditions set forth in clauses (i) and (ii) above have been so satisfied; and

                (b) the Company shall have received an opinion of Andrews & Kurth L.L.P., in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations, and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of the officers of Parent, Merger Subsidiary, and the Company substantially in the form of Exhibits D and E hereto; and

                (c) Parent shall have entered into the Registration Rights Agreement.

                                  ARTICLE IX

                                  Termination
                                  -----------

             Section 9.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the Board of Directors of the Company or Parent or the stockholders of the Company or Parent):

                (a)   by mutual written agreement of the Company and Parent;

                (b)   by either the Company or Parent, if

                      (i) the Merger has not been consummated on or before March 31, 2001; provided that the right to terminate this Agreement pursuant to

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this Section 9.1(b)(i) shall not be available to any party whose breach of any covenant, agreement, or other obligation contained in this Agreement results in the failure of the Merger to be consummated by such time;

                      (ii) there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order, or decree enjoining any party from consummating the Merger is entered and such judgment, injunction, order, or decree shall have become final and non-appealable;

                      (iii) the Parent Stockholders' Meeting has been duly convened but the Parent Stockholders' Approval shall not have been obtained at such Parent Stockholders' Meeting (or any adjournment thereof); or

                      (iv) the other party breaches any representation, warranty, covenant or other agreement contained in this Agreement that (A) would give rise to the failure of such party to satisfy any condition set forth in Section 8.2(a) or Section 8.3(a), as applicable, and (B) cannot be or has not been cured within 45 days after the giving of written notice to the breaching party of such breach (a "Material Breach") (provided that the terminating party is not then in breach in any material respect of any obligation, covenant or other agreement contained in this Agreement or in Material Breach of any representation or warranty contained in this Agreement);

                (c) by Parent in accordance with Section 6.13(b), provided that it has complied with all provisions thereof and that it complies with the requirements, if then applicable, of Section 12.4;

                (d) by the Company if (i) the Board of Directors of Parent or any committee thereof shall have failed to recommend, withdrawn, or modified in a manner adverse to the Company, its approval or recommendation of the issuance of Parent Common Stock as contemplated hereby, or approved or recommended any Superior Proposal, (ii) the Board of Directors of Parent or any committee thereof shall have resolved to take any of the foregoing actions, or (iii) the Board of Directors of Parent or any committee thereof shall have failed to affirm its recommendation of the issuance of Parent Common Stock as contemplated hereby within six (6) Business Days of a request to do so by the Company;

                (e) by the Company, if Parent shall have entered into, or publicly announced its intention to enter into, an Acquisition Agreement with respect to a Takeover Proposal or a Superior Proposal; or

                (f) by Parent or the Company if the GC Agreement is terminated; provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(f) if the GC Agreement is terminated as a result of the breach by the Company of any material covenant, agreement or other obligation contained in the GC Agreement.

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             The party desiring to terminate this Agreement pursuant to this
Section 9.1 (other than pursuant to Section 9.1(a)) shall give notice of such termination to the other party.

             Section 9.2 Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, this Agreement shall forthwith become void and of no effect with no liability on the part of any party hereto, except that
(i) the agreements contained in Sections 7.7(b), 12.2, 12.4, 12.9 12.12, 12.13, and 12.15 shall survive the termination of this Agreement and (ii) such termination shall not relieve any party hereto of any liability for any breach by that party of its covenants, agreements, or other obligations under this Agreement occurring prior to such termination.

                                 ARTICLE X

                              Indemnification
                              ---------------

             Section 10.1   Indemnification.
                            ---------------

                (a) Weatherford and WEUS's Indemnity. From and after the Effective Time, subject to the other terms and limitations in this Article X, Weatherford and WEUS shall, jointly and severally indemnify, defend, reimburse, and hold harmless the Parent Indemnitees (as defined in Section 12.17) from and against any and all Losses (as defined in Section 12.17) actually incurred by any of the Parent Indemnitees or asserted by a Third Party (as defined in Section 12.17) against any of the Parent Indemnitees for or arising out of (i) any breach of the representations or warranties of Weatherford, WEUS, or the Company contained in Section 3.2 hereof, (ii) any breach of the covenants or obligations of Weatherford, WEUS, or the Company under this Agreement (other than a breach of any covenant or obligation in Article XI), (iii) the Retained Liabilities (as defined in Section 12.17), or (iv) any Third Party Claim in which it is ultimately determined by a final and non-appealable judgment (or settled with Weatherford's consent, which consent will not be unreasonably withheld) that the written information supplied to Parent or its representatives by Weatherford, WEUS, or the Company, specifically for inclusion in the Proxy Statement contained a material misstatement.

                (b) Parent's Indemnity. From and after the Effective Time, subject to the other terms and limitations in this Article X, Parent shall indemnify, defend, reimburse, and hold harmless the Company Indemnitees (as defined in Section 12.17) from and against any and all Losses actually incurred by any of the Company Indemnitees or asserted by a Third Party against any of the Company Indemnitees for or arising out of (i) any breach of the representations or warranties of Parent or Merger Subsidiary contained in
Section 4.2 hereof, (ii) any breach of the covenants or obligations of Parent or Merger Subsidiary under this Agreement (other than a breach of any covenant or obligation in Article XI), (iii) any agreement (other than the Formation

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Agreement (except to the extent the Partnership shall have expressly assumed liabilities and obligations under the Formation Agreement), the GC Agreement and agreements entered into in violation of Article V of this Agreement) to which any Weatherford Entity or their affiliates (other than the Company and its subsidiaries) is a party (and to which the Company or any of its subsidiaries may also be a party) and which relates to the Business (other than the Retained Liabilities), (iv) any Third Party Claim alleging that the proxy statement used in connection with the Parent Stockholders' Meeting contains a material misstatement or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (other than information provided to Parent in writing by Weatherford, WEUS, or the Company specifically for inclusion in such proxy statement), or (v) the use of the name "WEUS" or "Weatherford" or the Marks following the Effective Time. Parent acknowledges and agrees that the Losses described in clause (iii) of the preceding sentence shall be retained by and transfer with the Company and its subsidiaries and shall continue to be the responsibility of the Surviving Corporation.

                (c) Parent's Waiver. Notwithstanding anything to the contrary in this Agreement, Parent shall not be liable to the Company's Indemnitees for any exemplary, punitive, special, indirect, consequential, remote, or speculative damages, except to the extent any such damages are included in any action by a Third Party against a Company Indemnitee for which such Company Indemnitee is entitled to indemnification under this Agreement.

                (d) Weatherford and WEUS's Waiver. Notwithstanding anything to the contrary in this Agreement, neither Weatherford nor WEUS shall be liable to Parent Indemnitees for any exemplary, punitive, special, indirect, consequential, remote, or speculative damages, except to the extent any such damages are included in any action by a Third Party against a Parent Indemnitee for which such Parent Indemnitee is entitled to indemnification under this Agreement.

                (e)   Limitations on Indemnity.

                      (i) No Parent Indemnitees shall be entitled to assert any right to indemnification under Section 10.1(a)(i) or Section 10.1(a)(iv) until the aggregate amount of all Losses actually suffered by Parent Indemnitees for matters covered thereby exceeds $2,500,000, and then only to the extent such Losses exceed, in the aggregate, such amount; provided, however, in no event shall Parent Indemnitees be entitled to recover in the aggregate in excess of the market value as of the Effective Time of the Merger Consideration for all Losses actually suffered by Parent Indemnitees related to matters covered by Section 10.1(a)(i) and Section 10.1(a)(iv).

                      (ii) No Company Indemnitees shall be entitled to assert any right to indemnification under Section 10.1(b)(i) or Section 10.1(b)(iv) until the aggregate amount of all Losses actually suffered by Company Indemnitees for matters covered thereby exceeds $2,500,000, and then only to

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the extent such Losses exceed, in the aggregate, such amount; provided, however, in no event shall Company Indemnitees be entitled to recover in the aggregate in excess of the market value as of the Effective Time of the Merger Consideration for all Losses actually suffered by Company Indemnitees related to matters covered by Section 10.1(b)(i) and Section 10.1(b)(iv).

                (f) Survival and Time Limitation. The representations and warranties set forth in Sections 3.2 and 4.2 and all of the covenants, obligations, and agreements of the parties set forth in this Agreement, (including, but not limited to, those obligations set forth in Article VII, this Article X and Article XI), shall survive the Effective Time. Notwithstanding the foregoing sentence, except as provided in Section 11.13, after the Effective Time, any assertion by a party or an Indemnitee that an Indemnifying Party is liable to such party or Indemnitee for indemnification under the terms of Section 10.1(a)(i), (ii) or (iv) or Section 10.1(b)(i), (ii) or (iv) of this Agreement must be made in writing and must be given to the Indemnifying Party on or prior to the date that is 12 months after the Effective Time (or not at all). Nothing contained in this Section 10.1(f) or elsewhere in this Agreement shall be construed to limit or restrict any rights to indemnity or other rights that the Company, Weatherford, WEUS or the Partnership (or their successors) may have under the Formation Agreement.

                (g) Compliance with Express Negligence Rule. All releases, disclaimers, limitations on liability, and indemnities in this Agreement, including those in this Section 10.1, shall apply even in the event of the sole, joint and/or concurrent negligence, strict liability, or other fault of the party whose liability is released, disclaimed, limited, or indemnified.

                (h) Further Indemnity Limitations. The amount of any Loss shall be reduced (i) to the extent any Person entitled to receive indemnification under this Agreement receives any insurance proceeds with respect to a Loss and (ii) to take into account any payment or payments actually received by a Person entitled to receive indemnification under this
Article X with respect to a Loss.

                (i) Sole and Exclusive Remedy. From and after the Effective Time, except as provided in Section 11.8 and Section 11.10, the indemnification provisions of this Article X and the provisions of Section 12.4(c) shall be the sole and exclusive remedies of each party (including the Company Indemnitees and Parent Indemnitees) (i) for any breach of the other party's representations and warranties contained in this Agreement and (ii) otherwise with respect to this Agreement and the transactions contemplated hereby or thereby (including the Company and its subsidiaries).

             Section 10.2   Defense of Claims.
                            -----------------

                (a) Notice. If an Indemnitee (as defined in Section 12.17) receives notice of the assertion of any claim or of the commencement of any Third Party Claim (as defined in Section 12.17) with respect to which

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indemnification is to be sought from the Indemnifying Party (as defined in
Section 12.17), the Indemnitee will give such Indemnifying Party reasonably prompt notice thereof, but in any event not later than seven Business Days after the Indemnitee's receipt of notice of such Third Party Claim, but the failure to give timely notice will not affect the rights of the Indemnitee or the obligations of the Indemnifying Party except and only to the extent that, as a result of such failure, the Indemnifying Party was substantially disadvantaged. Such notice shall describe the nature of the Third Party Claim in reasonable detail and will indicate the estimated amount, if practicable, of the Loss that has been or may be sustained by the Indemnitee.

                (b) Defense. The Indemnifying Party will have the right to participate in or, by giving notice to the Indemnitee within seven Business Days after receipt of notice of the Third Party Claim, jointly with any other Indemnifying Party similarly notified, to elect to assume the defense of, any Third Party Claim at such Indemnifying Party's own expense and by such Indemnifying Party's own counsel (which counsel shall be reasonably acceptable to Indemnitee), and assume the defense of the action and after notice from the Indemnifying Party to the Indemnitee of its election to assume the defense, the Indemnifying Party will not be liable to the Indemnitee for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the Indemnitee in connection with the defense. The Indemnitee will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such Indemnitee unless (1) the employment of counsel by the Indemnitee has been authorized in writing by the Indemnifying Party, (2) the Indemnitee has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other Indemnitees that are different from or in addition to those available to the Indemnifying Party, (3) a conflict or potential conflict exists (based on advice of counsel to the Indemnitee) between the Indemnitee and the Indemnifying Party (in which case the Indemnifying Party will not have the right to direct the defense of such action on behalf of the Indemnitee) or (4) the Indemnifying Party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the Indemnifying Party or Parties. It is understood that the Indemnifying Party or Parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm (in addition to local counsel) admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the Indemnifying Party promptly as they are incurred. An Indemnifying Party will not be liable for any settlement of any action or claim effected without its written consent (which consent will not be unreasonably withheld). No Indemnifying Party shall, without the prior written consent of each Indemnitee, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceedings (whether or not any Indemnified Party is a party thereto), unless such

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settlement, compromise or consent includes an unconditional release of each
Indemnitee from all liability arising or that may arise out of such claim, action or proceeding.

                (c) Direct Claim. Any Direct Claim (as defined in Section 12.17) will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, stating the nature of such claim in reasonable detail and indicating the estimated amount, if practicable, but in any event not later than 20 calendar days after the Indemnitee becomes aware of such Direct Claim (but the obligations of the Indemnifying Party and the rights of the Indemnitee shall not be affected by the failure to give such notice, except and only to the extent that, as a result of such failure, the Indemnifying Party is substantially disadvantaged). The Indemnifying Party will have a period of 30 calendar days within which to respond to such Direct Claim. If the Indemnifying Party does not respond within such 30-day period, the Indemnifying Party will be deemed to have accepted such Direct Claim. If the Indemnifying Party rejects such Direct Claim, the Indemnitee will be free to seek enforcement of its rights to indemnification under this Agreement.

                (d) Subrogation. If the amount of any Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement, or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement, or payment by or against any other entity, the amount of such reduction, less any costs, expenses, or premiums incurred in connection therewith, will promptly be repaid by the Indemnitee to the Indemnifying Party. Upon making any indemnity payment, the Indemnifying Party will, to the extent of such indemnity payment, be subrogated to all rights of the Indemnitee against any Third Party in respect of the Loss to which the indemnity payment relates; provided, however, that (i) the Indemnifying Party is in compliance with its obligations under this Agreement in respect of such Loss, (ii) until the Indemnitee recovers full payment of its Loss, any and all claims of the Indemnifying Party against any such Third Party on account of said indemnity payment are hereby made expressly subordinated and subjected in right of payment to the Indemnitee's rights against such Third Party and (iii) under no circumstance shall Parent or its affiliates (including the Surviving Corporation and its subsidiaries) have any right to pursue recovery under the Company Insurance Policies (as defined in Section 12.17). Without limiting the generality or effect of any other provision hereof, each such Indemnitee and Indemnifying Party will execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation and subordination rights. Nothing in this Section 10.2(d) shall be construed to require a party to obtain or maintain any insurance coverage.


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                                    ARTICLE XI

                                   Tax Matters
                                   -----------

             Section 11.1 Tax Return Preparation. Each Pre-Closing Tax Return (as defined in Section 12.17) shall be prepared by WEUS and delivered to and filed by (or shall be the responsibility of) WEUS, with respect only to any US federal income Tax Returns for all Pre-Closing Tax Periods, or by Parent, with respect to all other Tax Returns. All such Pre-Closing Tax Returns shall be filed on a basis consistent with prior Tax Returns (as defined in Section 12.17) filed with respect to the Company and its subsidiaries. Parent shall cause the Company to furnish Tax information to Weatherford for inclusion in the federal and state consolidated or combined income or franchise Tax Returns in accordance with the past custom and practice of the Company. All Post-Closing Tax Returns (as defined in Section 12.17), which are required to be filed by or with respect to the Company and its subsidiaries shall be prepared and filed by Parent. Weatherford will include the income of the Company and its subsidiaries on the Weatherford Group consolidated US federal income Tax Returns for all Pre-Closing Tax Periods and shall pay and be responsible for, and be entitled to all Tax benefits with respect to, all US federal income taxes of the Company and its subsidiaries for only the Pre-Closing Tax Periods. Except as provided in the immediately preceding sentence, Parent shall timely pay or cause to be paid all Taxes shown on all Pre-Closing and Post-Closing Tax Returns.

             Section 11.2 Transfer Taxes. All sales, transfer, filing, recordation, registration, and similar Taxes and fees arising from or associated with the transactions contemplated hereunder, whether levied on Parent, WEUS, the Company, any of its subsidiaries, or the Surviving Corporation, shall be borne by Parent, and Parent shall file all necessary documentation with respect to, and make all payments of, such Taxes and fees on a timely basis and, if required by applicable law, WEUS shall and shall cause its affiliates to join the execution of any such documentation.

             Section 11.3 Use of Consistent Tax Practices. Any Tax Return which includes or is based on the operations, ownership, assets or activities of the Company and its subsidiaries for any Pre-Closing Tax Period (as defined in Section 12.17), and any Tax Return which includes or is based on the operations, ownership, assets, or activities of the Company or any of its subsidiaries for any Post-Closing Tax Period (as defined in Section 12.17) to the extent the items reported on such Tax Return might reasonably be expected to increase any Tax liability of the Company, WEUS, or Weatherford for any Pre-Closing Tax Period, shall be prepared in accordance with past Tax accounting practices used by the Company, WEUS, or Weatherford with respect to the Tax Returns in question (unless such past practices are no longer permissible under applicable Tax law), and to the extent any items are not covered by past practices (or in the event such past practices are no longer permissible under

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applicable Tax law), in accordance with reasonable Tax accounting practices selected by the party responsible for filing such Tax Return hereunder with the consent, not to be unreasonably withheld or delayed, of the other party.

             Section 11.4 Refunds or Credits. Except as otherwise set forth in this Agreement, (i) to the extent any refunds or credits with respect to Taxes paid by or on behalf of the Company and its subsidiaries are attributable to a Pre-Closing Tax Period, such refunds or credits shall be for the account of WEUS, and (ii) to the extent that any refunds or credits with respect to Taxes paid by or on behalf of the Company and its subsidiaries are attributable to a Post-Closing Tax Period, such refunds or credits shall be for the account of Parent. Parent shall cause the Company to forward to WEUS or to reimburse WEUS for any such refunds or credits for the account of WEUS within 10 business days from receipt thereof by any of Parent, any of its affiliates or the Company. WEUS shall forward to Parent or reimburse Parent for any refunds or credits for the account of Parent within 10 business days from receipt thereof by WEUS. Any refunds or reimbursements not made within the 10 business day period specified above shall bear interest from the date received by the refunding or reimbursing party at the prime interest rate published in the Wall Street Journal on the tenth business day of the period specified above.

             Section 11.5 Filing of Amended Returns. Any amended Tax Return or claim for Tax refund for any Pre-Closing Tax Period shall be filed, or caused to be filed, by WEUS or Weatherford, with respect only to any US federal income Tax Returns for all Pre-Closing Tax Periods, or by Parent, with respect to all other Tax Returns. Neither party shall, without the prior written consent of the other party, make or cause to be made, any such filing, to the extent such filing, if accepted, reasonably might be expected to increase by more than an immaterial amount the Tax liability of the non-filing party for any Tax period. Any amended Tax Return or claim for Tax refund for any Post-Closing Tax Period shall be filed, or caused to be filed, only by Parent. Parent shall not, without the prior written consent of WEUS, file, or cause to be filed, any amended Tax Return or claim for Tax refund for any Post-Closing Tax Period to the extent that such filing, if accepted, reasonably might be expected to increase by more than an immaterial amount the Tax liability of Weatherford, WEUS, or any affiliate for any Pre-Closing Tax Period.

             Section 11.6 Assistance and Cooperation. WEUS, Parent, their respective affiliates, and the Company shall cooperate (and cause their affiliates to cooperate) with each other and with each other's agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Company, including (i) preparation and filing of Tax Returns,
(ii) determining the liability and amount of any Taxes due and the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns, and (iv) any administrative or judicial proceeding in respect of Taxes assessed or proposed to be assessed. Each party shall (i) retain all Tax Returns, schedules and work papers, and all material records and other documents relating thereto, until the expiration of the applicable statute of limitations (including, to the extent notified by any party, any extensions thereof) of the Tax period to which such Tax Returns and other documents and information relate or until the

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final determination of any controversy with respect to such Tax period and until the final determination of any payments that may be required with respect to such Tax period under this Agreement, and (ii) give the other party reasonable written notice prior to transferring, destroying or discarding any such Tax Returns, records, and documents and, if the other party so requests, the Parent or WEUS, as the case may be, shall allow the other party to take possession of such Tax Returns, records and documents. Each of the parties shall also make available to the other parties, as reasonably requested and available, personnel (including officers, directors, employees, and agents) responsible for preparing, maintaining, and interpreting information and providing information or documents in connection with any administrative or judicial proceedings relating to Taxes.

             Section 11.7 Closing Tax Certificate. At the Closing, WEUS shall deliver to Parent a certificate signed under penalties of perjury (i) stating that it is not a foreign corporation, foreign partnership, foreign trust or foreign estate, (ii) providing its U.S. Employer Identification Number, and (iii) providing its address, all pursuant to Section 1445 of the Code.

             Section 11.8 Tax Allocation - WEUS's Obligations. WEUS shall be solely liable for, shall pay, and shall indemnify the Parent Indemnitees against, (i) all United States federal income Taxes of the Company and its subsidiaries and all Losses arising therefrom (including any Losses arising from the failure to pay such Taxes), relating to any Pre-Closing Tax Period and
(ii) all United States federal income Taxes of the Company and its subsidiaries or any Parent Indemnitee and any Losses arising therefrom to the extent such Taxes or Losses are attributable to income recognized by any foreign subsidiaries of the Company that are described in Treasury Regulation Section 1.1502-76(b)(2)(vi)(C) and that are included on a Tax Return of the Company, any of its subsidiaries or a Parent Indemnitee for a taxable period that ends after the Effective Time but that are properly allocable to the portion of such period ending on the day that includes the Effective Time ("Deemed Income"); provided, however, any such Taxes or Losses shall be reduced by any foreign Taxes paid by such foreign subsidiaries of the Company prior to the Effective Time which are attributable to the Deemed Income. Such United States federal income Taxes properly allocable to the portion of such period ending on the day that includes the Effective Time shall be computed on the basis of the taxable income or loss of any foreign subsidiary of the Company for such partial period as determined from the books and records of the foreign subsidiaries of the Company as if the taxable period of the foreign subsidiaries had ended as of the Effective Time. WEUS shall not be responsible or liable for and shall not indemnify the Parent Indemnitees against any state, local or foreign Taxes of the Company and its subsidiaries, whether any of such Taxes relate to or arise from Pre-Closing Tax Periods or Post-Closing Tax Periods. WEUS shall be entitled to reduce its obligation to pay Taxes for which it is liable pursuant to this Section 11.8 to the extent such Taxes are paid by or on behalf of the Company or its subsidiaries on or before the Effective Time or are accrued as a liability on the Partnership Unaudited Financial Statements.

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             Section 11.9   Taxes of Other Persons.  WEUS agrees to indemnify
the Parent from and against the liability of the Company or its subsidiaries
(i) under Treasury Regulation Section 1.1502-6 by reason of the Company's having been a member of any consolidated group at any time on or prior to the Effective Time, or (ii) for United States federal income Taxes with respect to any Pre-Closing Tax Period as a transferee or successor.

             Section 11.10 Tax Allocation - Parent's Obligations. Parent shall be solely liable for, shall pay, and shall indemnify the Company Indemnitees against, (a) all federal income Taxes of the Company and its subsidiaries and all Losses arising therefrom, relating to any Post-Closing Tax Period, (b) all state, local and foreign Taxes of the Company and its subsidiaries and all Losses arising therefrom, whether any of such Taxes relate to or arise from Pre-Closing Tax Periods or Post-Closing Tax Periods, and (c) all Taxes and Losses arising therefrom relating to the obligations of Parent and its subsidiaries under Section 11.2.

             Section 11.11 Tax Claim Notices. Each party shall promptly notify the other party of (i) the commencement of any demand, claim, audit, examination, action, or other proposed change or adjustment by any Taxing Authority (as defined in Section 12.17) concerning any Tax and (ii) any other adjustment or claim which could give rise to a liability for Taxes of the other party or other payment pursuant to this Article XI, as the case may be (each a "Tax Claim"). Such notice shall contain factual information describing the asserted Tax Claim in reasonable detail and shall include copies of any notice or other document received from any Taxing Authority or other Person in respect of any such asserted Tax Claim.

             Section 11.12 Pre-Closing Tax Period Tax Claims. WEUS, or an affiliate of WEUS, at its own expense, shall have the sole right to represent the Company's interests in any Tax Claim relating to United States federal income Taxes relating to any Pre-Closing Tax Period and to employ counsel of its choice. Parent shall have the right to participate in such Tax Claim at its own expense. None of WEUS or its affiliates shall consent to any settlement of issues relating to the Company that reasonably would be expected to have an adverse effect on the Taxes of the Company in any period after the Effective Time without Parent's consent, which consent shall not be unreasonably withheld. If WEUS elects to control the defense, compromise, or settlement of any Tax Claim relating to United States federal income Taxes, WEUS shall keep Parent informed of the progress and disposition of such Tax Claim. Parent shall handle any Tax Claim relating to any Tax period of the Company included in a Pre-Closing Tax Period which WEUS elects in writing not to control, and Parent shall be entitled to defend, compromise or settle such Tax Claim in its sole discretion.

             Section 11.13 Survival and Time Limitation. All of the covenants, obligations and agreements of the parties set forth in this Article XI shall survive the Effective Time. Notwithstanding the foregoing


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sentence, after the Effective Time, any assertion by Parent or any Parent
Indemnitee that WEUS is liable to Parent or any Parent Indemnitee, or any assertion by WEUS or any Company Indemnitee that Parent is liable to WEUS or any Company Indemnitee, under this Article XI must be made in writing and must be given to the indemnifying party on or prior to the date that is 90 days after the date on which the applicable statute of limitations expires with respect to such matters (or not at all).

             Section 11.14 Sole and Exclusive Remedy. From and after the Effective Time, the provisions of this Article XI shall be the exclusive agreement among the parties (including the Company Indemnitees and the Parent Indemnitees) with respect to Tax matters, including indemnification for Tax matters.

                                   ARTICLE XII

                                  Miscellaneous
                                  -------------

             Section 12.1 Representations, Warranties and Agreements. Except as set forth in Section 10.1(f) hereof, all representations and warranties of the parties, or any authorized representative thereof, contained in this Agreement, or in any certificate, document or other instrument delivered in connection herewith, shall terminate and cease to be of further force and effect as of the Effective Time. Each of Parent and the Company covenant never to institute, directly or indirectly, any action or proceeding of any kind against the other based on or arising out of, or in any manner related to, the breach of such representations or warranties contained in this Agreement (other than as set forth in Section 10.1(f) hereof). The agreements contained herein and in any certificate or other writing delivered pursuant hereto (other than the Stockholders' Agreement, the Registration Rights Agreement, the Voting Agreement, the Acknowledgement, the GC Purchase Agreement, and the Transitional Services Agreement) shall not survive the Effective Time except for the agreements set forth in Sections 6.5, 6.6, 6.9, 6.10, 6.11, 6.14, 7.3, 7.4,
7.6, 7.9, and Articles X, XI and XII.

             Section 12.2 Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware without reference to the choice of law principles thereof.

             Section 12.3 Entire Agreement. This Agreement, together with the Schedules and Exhibits hereto, and any other agreements to be entered into as contemplated herein, and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the parties other than those set forth or referred to herein.

             Section 12.4 Expenses and Fees. (a) Except as otherwise provided in this Section 12.4, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

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                (b)   With respect to litigation in connection with Section
7.2(c)(iii), all expenses incurred by Parent and WEUS in connection with such litigation will be shared equally between Parent and WEUS.

                (c) Parent agrees that if this Agreement is terminated by (i) either Parent or the Company pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) and prior to the termination hereof a bonafide Takeover Proposal has been made by any Person or any Person publicly announces its intent to make a Takeover Proposal, and in the case of a determination pursuant to Section 9.1(b)(i) such Takeover Proposal has not been withdrawn or such public announcement of intent to make a Takeover Proposal has not been withdrawn or revoked and in the case of a determination pursuant to Section 9.1(b)(iii) such Takeover Proposal has not been withdrawn or such public announcement of intent to make a Takeover Proposal has not been withdrawn or revoked at least 10 Business Days prior to the closing of the polls at the Parent Stockholders' Meeting, unless, in the case of a termination by Parent, the failure to consummate the Merger is the result of a material breach of any covenant or agreement by WEUS or the Company under this Agreement, or, unless in the case of a termination by the Company or Parent, the failure to consummate the Merger is the result of the failure of the conditions in Section 8.1(b), (c), (e),
(g), (h), or (i) or Section 8.2(c) or (d), (ii) the Company pursuant to Sections 9.1(b)(iv), 9.1(d) or 9.1(e), or (iii) Parent pursuant to Section 9.1(c), then Parent shall pay to WEUS $15,000,000. The Company and WEUS agree that if this Agreement is terminated by Parent in accordance with the terms of
Section 9.1(b)(iv), WEUS shall pay to Parent $15,000,000. The amounts payable as provided in this Section 12.4(c) shall be paid as liquidated damages, and such payment (x) shall constitute the exclusive monetary remedy available to the payee at law or in equity in respect of any such termination or any breach of this Agreement by the payor (other than for specific performance and for indemnification after the Effective Time in accordance with the provisions of this Agreement), (y) shall constitute payment for all claims, damages, out-of-pocket expenses and fees arising out of or incurred by the payee in connection with this transaction and (z) shall be payable by wire transfer of same day funds not later than the day following the date of termination of this Agreement.

                (d) Parent and Weatherford agree that the Company and its subsidiaries shall only be responsible for up to $500,000 for the costs and expenses (including any transfer taxes) paid or incurred (including reimbursement of Weatherford) in distributing the Excluded Assets pursuant to
Section 5.3, with any costs or expenses in excess of $500,000 to be borne by Weatherford.

             Section 12.5 Notices. All notices hereunder shall be sufficient upon receipt for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax, or other electronic transmission service to the appropriate address or number as set forth below.


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             If to Parent or Merger Subsidiary, to:

                   Parent

                   Universal Compression Holdings, Inc.
                   4440 Brittmoore Road
                   Houston, Texas 77041
                   Attention: Stephen A. Snider

             with a copy to:

                   King & Spalding
                   1100 Louisiana
                   Houston, Texas 77002-5219
                   Attention: Mark Zvonkovic and Chris LaFollette

             if to any of the Weatherford Entities, to:

                   Weatherford International, Inc.
                   515 Post Oak Boulevard, Suite 600
                   Houston, Texas 77027
                   Attention: Curtis W. Huff

             with a copy to:

                   Andrews & Kurth L.L.P.
                   4200 Chase Tower
                   600 Travis
                   Houston, Texas  77002-3090
                   Attention: Robert V. Jewell

             Section 12.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that no party may assign, delegate, or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except (i) Parent or Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of their affiliates, the right to enter into the transactions contemplated by this Agreement, but any such transfer or assignment will not relieve Parent or Merger Subsidiary of its obligations hereunder and (ii) the Company may assign to Weatherford or one of its subsidiaries the rights and obligations of the Company under the GC Agreement, but any such assignment will not relieve the Company of its obligations hereunder.

             Section 12.7 Headings; Definitions. The Section and Article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections or Articles contained herein mean Sections or Articles

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of this Agreement unless otherwise stated.  All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

             Section 12.8 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Any party hereto may, only by an instrument in writing, waive compliance by any other party hereto with any term or provision of this Agreement on the part of such other party hereto to be performed or complied with. The waiver by any party hereto of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

             Section 12.9 Construction of Certain Provisions. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules or Exhibits is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the parties as to whether any obligation, item, or matter not described herein or included in a Schedule or Exhibit is or is not material for purposes of this Agreement.

             Section 12.10 Agreement for the Parties' Benefit. This Agreement is not intended to confer upon any Person not a party hereto (other than the Merger Subsidiary and WEUS) any rights or remedies hereunder, and no Person other than the parties hereto or such Persons described above is entitled to rely on any representation, warranty, or covenant contained herein.

             Section 12.11 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

             Section 12.12 Jurisdiction. Any legal action, suit, or proceeding in law or equity arising out of or relating to this Agreement and transactions contemplated by this Agreement may be instituted in any state or federal court in Harris County, Houston, Texas, and each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit, or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that its property is exempt or immune from attachment or execution, that the action, suit, or proceeding is brought in an inconvenient forum, that the venue of the action, suit, or proceeding is

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improper or that this Agreement, or the subject matter hereof or thereof may not be enforced in or by such court. Each party further irrevocably submits to the jurisdiction of any such court in any such action, suit, or proceeding.
Any and all service of process and any other notice in any such action, suit, or proceeding shall be effective against any party if given by registered or certified mail, return receipt requested, or by any other means of mail which requires a signed receipt, postage prepaid, mailed to such party at the address listed in Section 10.5.

             Section 12.13 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

             Section 12.14 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement was not performed in accordance with its terms or were otherwise breached, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

             Section 12.15 Payments Constitute Liquidated Damages. The parties agree that the dollar amounts provided in Section 12.4(c) payable upon the occurrence of the events specified therein have been determined by negotiation and reflect their best estimate and judgment of the monetary value of the losses and damages to be incurred in connection with, and the time, efforts, expense and cost of opportunity associated with, the transactions contemplated in this Agreement, and the parties agree to accept payment of such amount as liquidated damages in full and complete satisfaction of all claims and expenses arising from the occurrence of such events (including, but not limited to, claims for specific performance).

             Section 12.16 Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart.

             Section 12.17   Definitions and Usage  For the purposes of this
Agreement:

             "368 Reorganization" shall have the meaning specified in Section 3.18.

             "1933 Act" shall have the meaning specified in Section 4.4.

             "1934 Act" shall have the meaning specified in Section 4.4.

             "Acquisition Agreement" shall have the meaning specified in
Section 6.13(b).

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             "Action" shall mean any action, suit, arbitration, inquiry, proceeding, or investigation by or before any Governmental Authority.

             "Adjustment Payment" shall mean a cash payment determined with respect to a Transferred Employee subject to Section 7.11, determined by multiplying the number of shares subject to options specified for such retained Transferred Employee on Schedule 3.16 by the excess of the closing price of a share of Weatherford Common Stock on the NYSE on the Business Day immediately prior to the Effective Time over the exercise price or prices for the options specified for such Transferred Employee on Schedule 7.11.

             "affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

             "Agreement" shall have the meaning specified in the introductory paragraph of this Agreement and Plan of Merger.

             "Business" shall mean all compression services business conducted by the Company and its subsidiaries, and all operations conducted by them and related thereto, including, without limitation, (a) the sale and rental of natural gas compressors, (b) the packaging, fabrication, and sales of natural gas compressors, (c) the design of compression systems, (d) providing compression related services, including full service turnkey compression management, (e) maintenance, reconditioning, and repair services, and (f) offshore platform installation and management of compression equipment and excluding any business conducted by, and operations related to, the Excluded Assets.

             "Business Day" shall mean any day other than a Saturday, Sunday, or legal holiday recognized by banking institutions in the State of Texas.

             "Canada" shall have the meaning specified in the recitals to this Agreement.

             "CERCLA" shall have the meaning specified in Section 3.14.

             "Certificates" shall have the meaning specified in Section 1.4.

             "Certificate of Merger" shall have the meaning specified in
Section 1.1(b).

             "Code" shall have the meaning specified in the recitals of this Agreement.

             "Commitment" shall have the meaning specified in Section 3.2(a).

             "Company" shall have the meaning specified in the introductory paragraph of this Agreement.

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             "Company Benefit Plans" shall have the meaning specified in
Section 3.16(a).

             "Company Common Stock" shall have the meaning specified in Section 1.2(a).

             "Company Disclosure Letter" shall mean the schedules referred to in Article III delivered by the Company to Parent in connection with this Agreement.

             "Company Indemnitees" shall mean, collectively, Weatherford, WEUS, and their affiliates (other than the Company and its subsidiaries) and its and their officers, directors, employees, agents, and representatives.

             "Company Insurance Policies" shall mean the insurance policies maintained by WEUS or its affiliates (other than the Company or its subsidiaries), including those relating to the Business.

             "Company Material Adverse Effect" shall mean any fact, circumstance, event, or condition which has or would reasonably be expected to have a materially adverse effect on the business, condition (financial or otherwise), assets, or liabilities of the Company and its subsidiaries, taken as a whole (after taking into account insurance recoveries in respect thereof); provided, however, that any actual or prospective change or changes relating to or resulting from any change or changes in the prices of oil, gas, natural gas liquids, or other hydrocarbon products, general economic conditions, local, regional, national, or international industry conditions (including, without limitation, changes in applicable laws or regulations, and changes in financial or market conditions) or changes in the compressor manufacturing, sales, rental, or services businesses of a general nature shall be deemed not to constitute a "Company Material Adverse Effect."

             "Company Material Contracts" shall have the meaning specified in
Section 3.13(a).

             "Company Pension Plans" shall have the meaning specified in
Section 3.16(a).

             "Company Returns" shall mean all Tax Returns required to be filed by the Company or any of its subsidiaries, and the term "Company Return" means any one of the foregoing Company Returns.

             "Company Shares" shall have the meaning specified in Section
3.2(a).

             "Company Welfare Plan" shall have the meaning specified in Section 3.16(a).

             "Confidentiality Agreement" shall have the meaning specified in
Section 7.7(b).

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             "Deemed Income" shall have the meaning specified in Section 11.8.

             "DGCL" shall have the meaning specified in Section 1.1(a).

             "Direct Claim" shall mean any claim by an Indemnitee on account of a Loss which does not result from a Third Party Claim.

             "Effective Time" shall have the meaning specified in Section
1.1(b).

             "Employee Options" shall have the meaning specified in Section
7.11.

             "Employees" shall have the meaning specified in Section 7.11.

             "Environmental Laws" shall have the meaning specified in Section 3.14.

             "ERISA" shall have the meaning specified in Section 3.16(a).

             "Excluded Assets" shall have the meaning specified in Section 5.3.

             "Excluded Liability" shall have the meaning given to the term "Excluded Weatherford Liabilities" in the Formation Agreement.

             "Formation Agreement" shall mean the Formation Agreement, dated as of February 2, 1999, among Weatherford, the Limited Partnership, GC, General Electric Capital Corporation, a New York corporation.

             "FTC" shall have the meaning specified in Section 7.2(b).

             "GAAP" shall have the meaning specified in Section 3.5.

             "GC" shall have the meaning specified in the recitals to this Agreement.

             "GC Agreement" shall have the meaning specified in the recitals to this Agreement.

             "General Partner" shall mean Weatherford Global Compression Holding, L.L.C., a Delaware limited liability company.

             "Global Compression Business Historical Financial Statements" shall have the meaning specified in Section 3.5.

             "Governmental Authority" shall mean (a) the United States of America and any foreign nation, (b) any state, county, municipality, or other governmental subdivision within or outside the United States of America, and
(c) any court or any governmental department, commission, board, bureau,

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agency, or other instrumentality of the United States of America or any foreign nation or of any state, county, municipality, water rights, taxing, or zoning authority, or other governmental subdivision within or outside the United
States of America.

             "GSI" shall have the meaning specified in Section 3.1(a).

             "GSI Companies" shall have the meaning specified in Section
3.1(a).

             "HSR Act" shall have the meaning specified in Section 3.4.

             "Indemnifying Party" shall mean a party required to provide indemnification under Section 10.1.

             "Indemnitee" shall mean a Company Indemnitee or a Parent
Indemnitee.

             "Investment" shall have the meaning specified in Section 5.3(b).

             "Justice Department" shall have the meaning specified in Section 7.2(b).

             "Knowledge" when used in relation to any Person shall mean the knowledge of such Person's officers, directors, and key employees.

             "Licenses"  shall have the meaning specified in Section 3.9.

             "Liens" shall mean all liens, mortgages, security interests, pledges, claims, options, and other encumbrances of any kind.

             "Limited Partnership" shall mean Weatherford Enterra Compression Company, L.P., a Delaware limited partnership and a subsidiary of the Company.

             "Losses" shall mean, collectively, any and all claims, liabilities, losses, causes of action, fines, penalties, litigation, lawsuits, administrative proceedings, administrative investigations, damages, fines, penalties, interest obligations, costs, and expenses, including amounts paid in settlement, reasonable attorneys' fees and expenses, court costs, costs of investigators, experts, accountants and financial advisors, and other costs of suit.

             "Marks" shall have the meaning specified in Section 6.6(b).

             "Material Breach" shall have the meaning specified in Section
9.1(b).

             "Merger" shall have the meaning specified in Section 1.1(a).

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             "Merger Consideration" shall have the meaning specified in Section
1.2(a).

             "Merger Subsidiary" shall have the meaning specified in the introductory paragraph of this Agreement.

             "Merrill Lynch" shall have the meaning specified in Section 4.20.

             "New Option" shall have the meaning specified in Section 7.11.

             "NYSE" shall have the meaning specified in Section 7.11.

             "officer" means in the case of Parent and the Company, any executive officer of Parent, Merger Subsidiary, WEUS, or the Company, as applicable, within the meaning of Rule 3b-7 of the 1934 Act.

             "Parent" shall have the meaning specified in the introductory paragraph of this Agreement.

             "Parent 10-K" shall have the meaning specified in Section 4.5(a).

             "Parent 10-Q" shall have the meaning specified in Section 4.5(a).

             "Parent 401(k) Plan" shall have the meaning specified in Section 6.5(c).

             "Parent Average Price" shall mean the average closing price of a share of Parent Common Stock on the NYSE for the twenty (20) consecutive trading days ending on the Business Day prior to the Effective Time.

             "Parent Common Stock" shall have the meaning specified in the recitals to this Agreement.

             "Parent Disclosure Letter" shall mean the schedules referred to in
Article IV delivered by Parent to the Company in connection with this Agreement.

             "Parent Employee Plan" shall have the meaning specified in Section 4.16(a).

             "Parent Indemnitees" shall mean, collectively, Parent and its affiliates and its and their officers, directors, employees, agents, and representatives.

             "Parent Material Adverse Effect" shall mean any fact, circumstance, event, or condition which has or would reasonably be expected to have a materially adverse effect on the business, condition (financial or otherwise), assets, or liabilities of Parent and its subsidiaries, taken as a whole (after taking into account insurance recoveries in respect thereof);

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provided, however, that any actual or prospective change or changes relating to or resulting from any change or changes in the prices of oil, gas, natural gas liquids, or other hydrocarbon products, general economic conditions, local, regional, national, or international industry conditions (including, without limitation, changes in applicable laws or regulations, and changes in financial or market conditions), or changes in the compressor manufacturing, sales, rental, or services businesses of a general nature shall be deemed not to constitute a "Parent Material Adverse Effect."

             "Parent Material Contracts" shall have the meaning specified in
Section 4.13.

             "Parent Organizational Documents" shall have the meaning specified in Section 4.1.

             "Parent Returns" shall mean all Tax Returns required to be filed by Parent or any of its subsidiaries, and the term "Parent Return" means any one of the foregoing Parent Returns.

             "Parent SEC Filings" shall have the meaning specified in Section 4.5(a).

             "Parent Shares" shall have the meaning specified in Section
4.2(a).

             "Parent Stockholders' Approval" shall have the meaning specified in Section 6.3.

             "Parent Stockholders' Meeting" shall have the meaning specified in
Section 6.3.

             "Parent Unaudited Balance Sheet" shall have the meaning specified in Section 4.6.

             "Parent Unaudited Balance Sheet Date" shall have the meaning specified in Section 4.6.

             "Parent Unaudited Financial Statements" shall mean Parent's unaudited financial statements included in its Quarterly Report on Form 10-Q for the three months ended June 30, 2000, as filed with the SEC.

             "Partnership" shall mean Weatherford Global Compression Services, L.P., a Delaware limited partnership.

             "Partnership Audited Financial Statements" shall have the meaning specified in Section 3.5.

             "Partnership Unaudited Balance Sheet Date" shall have the meaning specified in Section 3.6.

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             "Partnership Unaudited Financial Statements" shall have the meaning specified in Section 3.5.

             "Permitted Encumbrances" shall mean:

                (a) easements, rights-of-way, servitudes, permits, licenses, surface leases, and other rights in respect of surface operations, pipelines, grazing, logging, canals, ditches, reservoirs or the like; conditions, covenants or other restrictions; and easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways, and other easements and rights-of-way on, over, or in respect of any property which will not materially interfere with the operation or use of any of the affected properties;

                (b) Liens for taxes or assessments, to the extent not yet delinquent or, if delinquent, to the extent being contested in good faith by appropriate proceedings;

                (c) any materialman's, landlord's, carrier's, warehouseman's, mechanics', repairman's, employees', contractors', operators', or other similar liens, security interests, or charges for liquidated amounts arising in the ordinary course of business that are not delinquent or, if delinquent, are being contested in good faith by appropriate proceedings;

                (d) rights of parties under contracts entered into in the ordinary course of business, including, but not limited to, leasehold and purchase rights;

                (e) Liens on the assets of any entity or asset as a result of an agreement relating to the acquisition of such entity or asset;

                (f) Liens incurred to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

                (g) Any interest or title of a lessor in property subject to any Capitalized Lease Obligation (as defined in the Synthetic Leases) or operating lease which Capital Lease Obligation or operating lease is not prohibited under the Participation Agreement;

                (h)   Liens arising under the Synthetic Leases; and

                (i) all agreements, instruments, documents, Liens, and other matters described or referred to in Schedule I hereto, or which are waived by Parent.

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Further, with respect to Parent, "Permitted Encumbrances" shall include Liens arising under Parent's or its subsidiaries' revolving credit facility, operating lease facility and such financial agreements referred to on Schedule
4.13 of the Parent Disclosure Letter.

             "Person" shall mean an individual, partnership, corporation, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other legal entity of any kind.

             "Post-Closing Tax Period" shall mean any Tax period ending after the Effective Time.

             "Post-Closing Tax Return" shall mean any Company Return that is required to be filed with respect to a Post-Closing Tax Period.

             "Pre-Closing Tax Period" shall mean any Tax periods ending on or before the Effective Time.

             "Pre-Closing Tax Return" shall mean any Company Return that is required to be filed after the Effective Time with respect to a Pre-Closing Tax Period.

             "Proxy Statement" shall have the meaning specified in Section
3.19.

             "Registration Rights Agreement" shall have the meaning specified in Section 6.7.

             "release" shall have the meaning specified in Section 3.14.

             "Representatives" shall have the meaning specified in Section 6.13(a).

             "Retained E-mail" shall mean all electronic mail and other computer based communications stored on any electronic, digital, or other storage or back up media and retained in the ordinary course of Weatherford, WEUS's, the Company's, any of the Company's subsidiaries', or any of their respective affiliates' business.

             "Retained Liabilities" shall mean (a) the Excluded Liabilities to the extent, and only to the extent, that Weatherford or WEUS has a continuing obligation for such liabilities under the Formation Agreement and then only upon the terms and conditions and for the amounts and time periods provided for in the Formation Agreement, (b) the amounts payable by the Company or its affiliates in connection with the termination of the Company's President, and
(c) any liabilities related to or arising out of the Excluded Assets.

             "SEC" shall have the meaning specified in Section 3.13.

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CUSIP No.   913431-10-2               13D               Page 119 of 121 Pages


             "Services Agreement" shall mean the Shared Services Agreement between Weatherford and the Limited Partnership dated February 2, 1999.

             "Stockholder Agreement" shall have the meaning specified in the recitals of this Agreement.

             "subsidiary" means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at any time directly or indirectly owned by such Person and shall include, with respect to the Company, the Partnership and the Limited Partnership.

             "Superior Proposal" shall have the meaning specified in Section 6.13(b).

             "Surviving Corporation" shall have the meaning specified in
Section 1.1(a).

             "Synthetic Leases" shall mean, collectively, (i) the Participation Agreement, dated as of July 9, 1999, among the Partnership, as lessee, ABN Amro Bank N.V., agent for the lessors, and the lessors listed on Schedule I thereto,
(ii) the First Amendment, dated as of February 2, 1999, to the Participation Agreement, dated as of December 8, 1998, among the Partnership, ABN Amro Bank N.V., as agent for the lessors, and the lessors listed on Schedule I thereto,
(iii) the Participation Agreement, dated as of December 8, 1998, among the Partnership, as lessee, and the lessors listed on Scheduled I thereto, and (iv) all documents relating thereto, including any guaranty in connection therewith.

             "Takeover Proposal" shall have the meaning specified in Section 6.13(a).

             "Tax" or "Taxes" shall have the meaning specified in Section
3.15(a).

             "Taxing Authority" shall mean any Governmental Authority responsible for the imposition or collection of any Tax.

             "Tax Benefit" shall mean any decreases in Tax actually realized.

             "Tax Claim" shall have the meaning specified in Section 11.11.

             "Tax Return" shall mean any return or report, declaration, report, claim for refund, information return, or statement relating to Taxes, including any related schedules, attachments, or other supporting information, with respect to Taxes, and including any amendment thereto.

             "TBCA" shall have the meaning specified in Section 1.1.

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CUSIP No.   913431-10-2               13D               Page 120 of 121 Pages


             "Third Party" shall mean any Person other than (i) WEUS or any of its affiliates (including the Company and its subsidiaries) or (ii) Parent and its affiliates.

             "Third Party Claim" shall mean any claim or the commencement of any claim, action or proceeding brought by a Third Party.

             "Transferred Employee" shall have the meaning specified in Section 6.5(a).

             "Voting Agreement" shall have the meaning specified in Section
6.8.

             "Weatherford" shall have the meaning specified in the introductory paragraph of this Agreement.

             "Weatherford 401(k) Plan" shall have the meaning specified in
Section 6.5(c).

             "Weatherford Average Price" shall have the meaning specified in
Section 7.11.

             "Weatherford Common Stock" shall have the meaning specified in
Section 7.11.

             "Weatherford Compression Business Historical Financial Statements" shall have the meaning specified in Section 3.5.

             "Weatherford Entities" shall mean collectively Weatherford, WEUS, the Company, and its subsidiaries, and any of such entities shall individually be a "Weatherford Entity."

             "Weatherford Nominees" shall have the meaning specified in Section 6.9.

             "Weatherford Organizational Documents" shall have the meaning specified in Section 3.1(c).

             "WEUS" shall have the meaning specified in the introductory paragraph of this Agreement.

             A reference in this Agreement to any statute shall be to such statute as amended from time to time, and the rules and regulations promulgated thereunder.



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CUSIP No.   913431-10-2               13D               Page 121 of 121 Pages


             IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.


                                     Weatherford International, Inc.


                                     By:   /s/ Curtis W. Huff
                                          ------------------------------
                                          Name:   Curtis W. Huff
                                          Title:  Executive Vice President


                                     WEUS Holdings, Inc.


                                     By:   /s/ Curtis W. Huff
                                          ------------------------------
                                          Name:   Curtis W. Huff
                                          Title:  Executive Vice President


                                     Enterra Compression Company


                                     By:   /s/ Curtis W. Huff
                                          ------------------------------
                                          Name:   Curtis W. Huff
                                          Title:  Executive Vice President


                                     Universal Compression Holdings, Inc.


                                     By:   /s/ Ernie L. Danner
                                          ------------------------------
                                          Name:   Ernie L. Danner
                                          Title:  Executive Vice President


                                     Universal Compression, Inc.


                                     By:   /s/ Ernie L. Danner
                                          ------------------------------
                                          Name:   Ernie L. Danner
                                          Title:  Executive Vice President